SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 3, 2005

MARCONI CORPORATION PLC

(Exact name of Registrant as specified in its Charter)

New Century Park

PO Box 53

Coventry

CV3 1HJ

(Address of Registered Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Marconi Corporation plc ( the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company’s Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company’s judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

This Form 6-K includes our Annual Report and Accounts for the year ended March 31, 2005 and a circular to shareholders, dated September 19, 2005.

2

Marconi Corporation plc

Annual report and accounts 2004-05

Contents

Key financials
Chairman’s statement
Chief Executive’s review
Operating and financial review
Marconi people
Technology overview
Directors
Corporate governance
Directors’ report
Report to shareholders by the Board on directors’ remuneration
Corporate social responsibility
Statement of directors’ responsibilities
Independent auditors’ report
Consolidated profit and loss account
Balance sheets
Consolidated cash flow statement
Reconciliation of net cash flow to movements in net monetary funds/(debt)
Consolidated statement of total recognised gains and losses
Reconciliation of movements in equity shareholders’ interests
Notes to the accounts
Statistical information 2001 to 2005
Information for shareholders
Shareholder services
Notice of Annual General Meeting
Glossary of terms

Key financials

Group key figures*	Year ended 31 March
In £ million	2005	2004
Group sales**	1,337	1,558
Group operating profit/(loss)
Before exceptional items and goodwill amortisation	1	(62)
After exceptional items and goodwill amortisation	(99)	(241)
Pre-tax loss	(27)	(171)
Profit/(loss) after taxation	21	(152)
Profit/(loss) per share (pence)	10.3	(61.4)

*See Consolidated profit and loss account

** Excludes the Group’s share of joint ventures and associates

2004-05 Group sales by product area (£ million)

Group sales

£1,337

1 Optical and Access	659
2 Network Services	471
3 BBRS	140
4 Discontinued	67

2004-05 Continuing sales by geographic destination (£ million)

Continuing sales

£1,270

1 Europe, the Middle East and Africa	1,021
2 North America	136
3 Asia Pacific	76
4 Central and Latin America	37

Chairman’s statement

The financial year that ended on 31 March saw the Company make further progress.

Sales grew at constant currency(1) by 4% in the year, to £1,270 million with sales increases from nine out of ten of our largest customers. We continued our focus on gross margin and operating expenses; progress in these areas helped us to deliver a profit attributable to shareholders of £21 million.

These results were achieved in a tough market environment, characterised by strong pricing pressure and fierce competition for market share. In these circumstances we were pleased to win significant new business with our next-generation products and services. These wins included new contracts with T-Com in Germany and Telefónica in Spain. We were selected as sole suppliers of next-generation network transport equipment to Telstra in Australia. In the UK, we were chosen by Bulldog Communications, which is rolling out a fast broadband service, to supply it with our Access equipment. Our Services business was successful, winning a managed services contract from Energis and a multi-year services contract from Tube Lines for portions of London Underground’s communications infrastructure.

Since the year end, BT has announced the names of its preferred suppliers for its 21st Century Network project. We were obviously extremely disappointed not to be chosen. Our equipment performed well in the trials that BT ran in advance of making its decisions. BT has told us that we were not selected because our prices were higher than those offered by other suppliers. This is a further demonstration of the competitiveness of the markets in which we operate and the need for us to continue to strive for the lowest costs achievable. BT remains a significant customer for Marconi and will continue to be so in the future.

Strategic options

We announced on 3 May that we would continue to pursue all strategic options with the objective of maximising shareholder value. Whilst at the time of writing there is no further update that we are in a position to communicate to shareholders, we did announce on 8 August that these options include, amongst a range of alternatives, discussions with third parties about potential business combinations. These discussions are at a preliminary stage and there can be no assurance that an offer will ultimately take place.

Partnerships

We have forged a number of partnerships during the year. These have helped us to leverage our own technology by enabling us to offer complete solutions to our customers, designed to address their business needs.

In January we announced our intention to sign a mutual distribution agreement with Huawei, the largest of the new Chinese telecommunications equipment suppliers. Under the terms of the agreement, which was signed in May, we will sell certain of Huawei’s data communications products to our customers, whilst they will include our radio products as part of the solutions they are selling to wireless operators around the world. The agreement will broaden the product portfolio we offer our customers whilst giving our radio products a wider geographic reach as Huawei takes them into the markets where it is strong. We continue to explore with Huawei, ways in which our two companies can work more closely together, including the possibility that we will jointly develop new products.

(1) from Continuing Operations – see page 8.

People

One of Marconi’s great strengths is the quality of its people. During the year we ran a customer survey, which once again confirmed that our customers rate the commitment shown by our employees as a reason for their choice of Marconi as a supplier. We have once again run an “Achievement Award” programme to recognise those employees who have made an outstanding contribution to either customer service, technological excellence or teamwork. In the last year we continued to see improvements across a broad range of people initiatives as measured through our employee survey, “Your Opinion”. When handling organisational change we have done so with the minimum of disruption and through fair and equitable processes with our employees. We continue to offer employees a range of benefits to ensure we remain an attractive employer including a holiday trading scheme, improved maternity and paternity leave terms as well as launching the Sharesave Plan approved by shareholders at last year’s annual general meeting.

Shareholder communications

Communication with shareholders through our financial reporting, as well as through quarterly investor meetings, continues to be a priority. With the repayment of the last of our restructuring debt during the year, we are no longer required to file in the US as a domestic issuer. Nevertheless, we continue to provide a US GAAP reconciliation of our accounts each quarter. We strive for best practice disclosure in our communications and have accelerated our reporting timelines to deliver our earnings announcements within 35 days of the end of each quarter. We moved to International Financial Reporting Standards with the quarter ending on 30 June 2005. We held a seminar for investors and analysts to communicate the expected impacts of this change earlier this year.

Changes to the Board and Executive Committee

There has only been one change to the composition of the Board over the last year. Mike Donovan, who had held the position of Chief Operating Officer from September 2001, left the Company at the end of December 2004. Mike played a very significant role in the operational restructuring of the Group over a three-year period. Unfortunately as the Group developed and the last of its non-core businesses were disposed of, it was not possible to find an appropriate role for him.

Towards the end of 2004, we also reviewed the make up of the Executive Committee of the Board. In order to ensure that the executives who are responsible for our customer relationships around the world were able to contribute to the strategy and planning of the Group, we appointed the managing directors of our business units to the Executive Committee with effect from 1 January 2005. A full list of the Executive Committee members can be found on page 25 of this report.

Senior executive remuneration

In the last year there have been no changes to the arrangements that were put in place at the time of the financial restructuring of the Group in 2003. Under the terms of the equity incentive plan put in place in 2003 the participants were not able to sell the shares they could earn until certain time milestones had passed. During the year under review the first three of these time milestones were passed, the performance targets having already been satisfied in the previous year. As anticipated executives took the opportunity to take some of their rewards; they exercised options and sold some or all of the shares they received. The executive directors agreed that they would retain 20% of each of the tranches of options that they could exercise in order to build a long-term stake in the Company.

Looking forward, we intend to have executive reward packages that are in line with normal practice for companies of our size and international spread, taking into account our market sector. With this in mind we will be asking shareholders at this year’s Annual General Meeting to approve the reintroduction of cash bonuses for senior executives.

In conclusion

Marconi continues to respond to the challenges that it faces. We have proved over the last four years that we are capable of rising to those challenges and that we will take the decisions necessary to enable us to continue to progress. Despite continuous and significant changes in our industry’s dynamics, the business has been stabilised giving us the opportunity to consider the best future from this stronger base. We remain committed to maximising shareholder value and positioning the business for a successful long-term future.

The Board is confident that the business has an excellent spread of customers, a committed workforce that will continue to work hard to achieve the best results, and an excellent range of next-generation products that will help customers meet their business needs.

John Devaney

Chairman

Chief Executive’s review

The last twelve months have seen a significant improvement in the Company’s position as debt has been repaid and operating profitability has been achieved.

Our new products have performed well in the market, resulting in constant currency sales growth, from Continuing Operations, of 4% for the year. However market conditions have continued to deteriorate as pricing pressure mounts.

Improved financial position

In September 2004, having completed the disposal of the Outside Plant and Power (OPP) business, we were able to pay down the outstanding Senior Notes issued at the time of the financial restructuring. With the debt paid down, we continue to maintain a solid net cash balance with £297 million at 31 March 2005.

During the year, our gross margin increased from 30.4% in 2003-04 to 32.5% despite fierce pricing pressure, and we reduced our adjusted operating expenses(1) from £433 million in 2003-04 to £385 million. These improvements combined with the benefits of a 4% increase in revenue(1) resulted in an adjusted operating profit(1) of £28 million for the year.

Markets and customers

We saw increased competition from both new and existing competitors looking to gain market share in a crowded market but had significant wins for our new products with customers in the UK, Southern Europe and Australia.

Optical Networks revenues overall were stable in 2004-05. We competed to maintain our market position in European Optical Networks and saw several breakthrough wins with large operators such as T-Com and Telefónica. T-Com deployed the Marconi 40Gbit/s optical core platform after intense interoperability and technology trials. The sale to Telefónica is our first DWDM sale to that customer and complements an installed base of SDH equipment already in its network. In Australia, we increased sales under our multi-year frame contracts with Telstra. We also had continuing sales under existing contracts with BT, Telecom Italia, Vodafone, and the metro city carriers in Germany.

In Access Networks, revenues rose 17% over last year driven by increased sales of our fixed wireless access and Access Hub products. Access Hub growth led to a significant increase in our share of the European broadband access market. Contributing to the growth was a major win with Bulldog Communications in the UK. Existing customers such as BT, Telecom Italia, Telkom South Africa, and others in Europe and Asia also continued to deploy the Access Hub in their broadband access networks and added new voice and IP functionality. Mobile operators in Germany continued to deploy fixed wireless access and we worked with Kingston Communications on the deployment of the Impact SoftSwitch in their network.

In Services, we made inroads into managed services with a three-year contract to support multiple vendors’ transmission, routing, access and customer premises equipment in Energis’s network. In addition, Tube Lines signed a thirteen-year contract with us to upgrade and maintain the communications infrastructure on three major London Underground lines. In the Middle East, we announced an eight-year contract with a large Government defence organisation for the extension of its mobile radio network and communications backbone. We also benefited from revenues under long-term contracts with Toll Collect in Germany, with the UK Highways Agency and with Network Rail in the UK.

BT remains an important customer for Marconi. Sales to BT represented 25% of our revenues in 2004-05. Over half of these revenues were in our Services business as we installed residential and business cable connections for BT and deployed equipment for BT’s broadband network. We expect to continue to supply to BT under existing frame contracts for Access and Optical products, and cable services which run to 2006 and 2008 respectively and continue to work with BT to shape our future relationship with them.

North American revenues from our BBRS business were impacted by reduced US Federal Government spending in the year. The impact was felt primarily in sales of BBRS equipment, with BBRS services revenues remaining stable.

Operational performance

We delivered an improvement in gross margin of over two percentage points for the year as a whole. This was driven mainly by improvements in Optical and Access Networks. Intensifying price pressure, combined with lower BBRS sales and an increase in lower-margin Network Services sales in the second half of the year, constrained further gross margin improvement.

We continued to focus on reducing costs and as a result, adjusted operating expenses(1) reduced to £385 million, from £433 million in the prior year.

In 2004-05, we delivered an adjusted operating profit(1) (before goodwill amortisation, share options and exceptional items) of £28 million. This return to profitability was largely based on the improved profitability we saw in our Optical and Access Networks business when compared to last year.

Overall, we saw our operating loss(1) after share options, goodwill amortisation and exceptional items reduce to £95 million in 2004-05 from a loss of £249 million in 2003-04.

Our operating cash inflow (before exceptional items, share options and capital expenditure) from Continuing Operations was £32 million for the year, as we continued to improve our operational performance.

(1) from Continuing Operations – see table on page 7.

Outlook and objectives

Following BT’s announcement on preferred suppliers for its 21CN project, we expect a reduction of £50 million in BT revenues in 2005-06 when compared to 2004-05. Pricing pressure remains fierce across products and services and this, together with changing business mix, will impact gross margins. Despite this, overall we currently expect revenues to be at a similar level to last year, based on continuing high levels of customer interest, tender activity and trials across our products as well as services.

We continue to target business cost reductions to counter the pricing pressures we are seeing.

•                  We continue to migrate more of our outsourced manufacturing to lower cost locations. Over 75% of our cost of sales are now spent with our outsourced manufacturing partners. Approximately 20% of this outsourced manufacturing is currently in low cost locations. Our new operations organisation, which devolves supply chain, R&D and product management to our regional businesses, is expected to generate cost savings from the second half of 2005-06. In addition, further business cost reductions and efficiency gains are expected from existing initiatives. As a result we expect to achieve overall cost savings of approximately £25 million in 2005-06. We will incur cash costs of approximately £45 million in 2005-06 to deliver these future cost savings.

•                  Beyond the current financial year, we expect to achieve supply chain cost savings of up to £25 million per annum as we introduce competitive sourcing amongst our outsourced manufacturing partners and implement free market agreements, which will allow us to source product from the lowest cost suppliers.

•                  Overall, we expect this to result in cost savings of £50 million per annum from 2006-07.

•                  We are focusing our R&D spend on those products which we see as having the highest sales growth and profit potential. We are also maintaining our commitment to product roadmaps and features which our customers require but will see a modest reduction in R&D spend as we stop developing BT-specific features for the Impact SoftSwitch.

Our partnership strategy will also play a key role going forward. Our mutual distribution agreement with Huawei enables us to offer our customers new competitively priced carrier-grade data products that complement our own and will enable Huawei to resell our next-generation radio access products and associated services. In addition, we are exploring how this agreement, and our other partnerships, might offer access to joint product development and a lower-cost R&D and manufacturing base.

The objectives for the business, which have been communicated to all employees throughout the organisation, are to:

•                  continue to improve customer satisfaction to ensure sustainable and profitable revenues;

•                  develop and motivate our employees;

•                  improve product quality and delivery by continuing to work with outsourced supply chain partners to ensure quality and improve customer lead times;

•                  continue our drive for business efficiency by improving R&D efficiency and implementing our new free-market outsourced manufacturing agreements;

•                  grow our business profitably by delivering stable sales and reducing operating costs; and

•                  position the Company for long-term growth.

Last year, we challenged the business, and our employees, to generate profitable growth for shareholders and world-class technology for customers. Looking forward, we have to position the Company to ensure that it remains a competitive player in an industry suffering from oversupply, in a way that delivers value to our shareholders. We announced in May that the Board would pursue all strategic options open to the Company in order to maximise shareholder value; that exercise is ongoing.

Mike Parton

Chief Executive

Operating and financial review

Our business organisation and outlook

Marconi is a global provider of telecommunications equipment and services, supporting customers in Europe, the Middle East and Africa, North America, Asia Pacific and Central and Latin America.

Our customers include a number of the leading telecommunications operators and internet services providers throughout the world, with whom we have a large base of installed equipment. We also supply private communications networks and services to certain large corporations, government departments and agencies, utilities and educational institutions.

From the beginning of the 2004-05 financial year, we introduced a new management structure which split our continuing business into three segments:

•                  Optical and Access Networks;

•                  Broadband Routing and Switching (BBRS); and

•                  Network Services.

Optical and Access Networks comprises the activities of our Optical Networks and Access Networks businesses, which now also includes our payphones and interactive systems activities previously reported under Other Network Equipment. Optical and Access Networks comprises the design and supply of communications systems that transmit and switch voice, data and video traffic predominantly in public networks. BBRS comprises the equipment and services activities of our North American based business which designs and supplies routing and switching products for the transmission of voice, data and video in both public and private networks. Network Services comprises the activities of our Installation, Commissioning and Maintenance (IC&M) and Value Added Services (VAS) businesses. Network Services generally comprises activities that supply a broad range of communications support services to telecommunications operators as well as selected large enterprises and government agencies.

The previous structure had been adopted to comply with the requirements of our Loan Notes, which required segmentation along certain geographic lines. Comparative information for 2003-04 has been restated to reflect the new segments.

In 2004-05, we completed the disposal of our Outside Plant and Power (OPP) business. The sales and operating results for this business are reported under Discontinued Operations.

Business organisation

On 6 May 2005, we announced a new organisation structure that will ensure the Group remains focused on delivering its commitments to customers whilst improving its competitiveness.

Marconi’s product units have now been combined with its regional business organisations in order to create geographic centres of excellence based on the different product groupings. Marconi will continue to market its full product range on a global basis. The four new business groups are:

•                  SoftSwitch (Northern Europe);

•                  Wireless (Central Europe);

•                  Optical and Access Networks (Southern Europe); and

•                  Data Networks (North America).

Each of these groups will continue to provide its customers with network integration and installation, commissioning and maintenance services.

Our strong Value Added Services business will continue to offer end-to-end services solutions to enterprise customers. The Asia Pacific and Middle East regional business areas will continue as sales and service channels for the regional product businesses.

Combining the product organisations with the regional businesses will enable the Group to dismantle much of the current UK based central operations organisation leading to significant cost savings. In addition, overhead cost reduction initiatives across all of the Group’s other business functions are being instigated. Associated with this, in addition to pre-existing cost reduction plans in BBRS and payphones, we announced a proposed headcount reduction of upto 800 jobs in the UK.

This Operating and financial review is written on the basis of our segments as at 31 March 2005. There are minimal changes to the way we report our segments as a result of the new organisation, which is effective from the first quarter of 2005–06.

Outlook

Following BT’s announcement on preferred suppliers for its 21CN project, we currently expect a reduction in BT revenues from equipment sales and associated services in the order of £50 million in 2005-06 compared to 2004-05.

More generally, pricing pressure remains fierce across products and services and this, together with changing business mix, will impact gross margins in 2005-06.

Despite this, overall we currently expect 2005-06 revenues at a similar level to 2004-05, based on continuing high levels of customer interest, tender activity and trials across our products as well as services.

We continue to target business cost reductions to counter the pricing pressures we are seeing, as follows:

•                  we continue to migrate more of our outsourced manufacturing to lower cost locations. Our recently announced business organisation (which devolves supply chain, R&D and product management to our regional businesses) is expected to begin generating headcount and associated cost savings from the second half of 2005-06. In addition, further business cost reductions and efficiency gains are expected from other existing initiatives. As a result, we expect to achieve overall cost savings, on an annualised basis, of approximately £50 million; around half of this amount is expected to be realised in 2005-06. The restructuring cash costs of achieving the necessary headcount and associated cost savings are expected to be approximately £55 million, including cash related to existing restructuring provisions. Of these cash costs, we expect to incur approximately £45 million in 2005-06. As a result, we currently estimate that the profit and loss charge for restructuring in 2005-06 will be approximately £36 million;

•                  beyond 2005-06 we expect to achieve supply chain cost savings of up to £25 million on an annualised basis, as we introduce competitive sourcing amongst our outsourced manufacturing partners and implement free market agreements, which will allow Marconi to source products from the lowest cost suppliers; and

Continuing Operations

	2005					2004
						FY
						Pro	FY
£ million	Q1	Q2	Q3	Q4	FY	forma(1)	Actual
Sales	289	305	330	346	1,270	1,244	1,244
Adjusted cost of sales	(196)	(204)	(221)	(236)	(857)	(866)	(893)
Adjusted gross profit (2)	93	101	109	110	413	378	351
Adjusted gross margin	32.2%	33.1%	33.0%	31.8%	32.5%	30.4%	28.2%

Exceptional credit to cost of sales	1	3	1	—	5	9	9
Gross profit	94	104	110	110	418	387	360
Gross margin	32.5%	34.1%	33.3%	31.8%	32.9%	31.1%	28.9%

Research and development	(44)	(47)	(48)	(42)	(181)	(200)	(174)
Sales and marketing	(34)	(34)	(34)	(34)	(136)	(152)	(165)
General and administration	(18)	(18)	(17)	(16)	(69)	(86)	(72)
Other operating income	—	—	—	1	1	5	5
Adjusted operating expenses (3)	(96)	(99)	(99)	(91)	(385)	(433)	(406)
Adjusted operating (loss)/profit (4)	(3)	2	10	19	28	(55)	(55)
Operating exceptional items	1	2	(4)	(8)	(9)	(76)	(76)
Goodwill amortisation	(22)	(22)	(23)	(22)	(89)	(87)	(87)
Share option costs	(10)	(7)	(4)	(4)	(25)	(31)	(31)
Operating loss	(34)	(25)	(21)	(15)	(95)	(249)	(249)
Discontinued Operations	—	(4)	—	—	(4)	8	8
Group operating loss	(34)	(29)	(21)	(15)	(99)	(241)	(241)

(1)          Pro forma numbers are presented after the effect of the cost reclassification explained on page 9.

(2)          Adjusted gross profit is stated after cost reclassification and before exceptional items explained on page 9.

(3)          Adjusted operating expenses are stated after cost reclassification and before share option costs, exceptional items and goodwill amortisation.

(4)          Adjusted operating profit is stated before share option costs, exceptional items and goodwill amortisation.

•                  we are focusing our research and development (R&D) expenditure on those products which we see as having the highest sales growth and profit potential. We are also maintaining our commitment to product roadmaps and features which our customers require. As a result, R&D expenditure is expected to show a modest reduction as we will no longer be developing BT-specific features for the Impact SoftSwitch.

In light of the above we currently expect to see continuing progress in 2005-06.

Market environment

Market conditions in 2005 remain difficult, as vendors continue to fight for market share. Price pressure has increased as market entrants to Europe seek to build their global presence, fuelling competition with low-cost hardware and software. Operators are also contributing to this trend, showing increased use of competitive procurement methods.

Our customers’ capital expenditure constraints eased slightly in the year. We saw increased order and tender activity, as operators began to plan investments in next-generation Internet Protocol (IP) networks to eventually replace traditional, higher-cost TDM networks. This is opening up a number of opportunities for vendors around the world, with both incumbents and competitive national operators. We expect successful initial deployment of IP networks to lead to an eventual increase in investment in the industry.

The two underlying drivers of growth are the take-up of mobile and broadband services. Both of these are strong drivers for investment, as operators compete to deploy new services to their end customers. Around the world, consumers and small businesses alike are increasingly choosing to use mobile for voice and broadband for internet access, in preference to the traditional fixed-line service.

The end customer requirement for increased capacity at lower cost is forcing operators to re-examine their cost base and develop new services. Although this is good news for the deployment of lower-cost next-generation equipment which can address the needs of operators as they respond to their customers’ requirements, we expect operators to continue to demand that any new investments generate a significant return on investment over the life of the network.

Operating review

Basis of preparation

In recent years, as a result of its financial restructuring, the Group incurred significant exceptional items and recorded a substantial impairment of goodwill. In order to present more clearly the underlying business in this Operating and financial review, management presents and focuses its commentary on adjusted gross margins, operating losses and cash flows after removing the impact of these material items. These items are discussed on page 12.

This Operating and financial review was prepared under UK GAAP and includes no new material information from that published in our Preliminary Accounts on 17 May 2005.

Group key figures

The table above sets forth the key figures relating to the operating performance of our Continuing Operations for the years ended 31 March 2005 and 2004.

Foreign exchange impact

We have significant translation exposure to foreign exchange movements as approximately 12% of our sales are derived in US Dollars and 38% in Euros. The average US Dollar exchange rate has moved from 1.7023 for the year ended 31 March 2004 to 1.8504 for the year ended 31 March 2005. The average Euro exchange rate has moved from 1.4435 for the year ended 31 March 2004 to 1.4632 for the year ended 31 March 2005.  On a like-for-like basis, applying the rates for the year ended 31 March 2005 to the Group operating loss before goodwill and exceptional items for the year ended 31 March 2004, the loss increased by £1 million.

Review of Continuing Operations

Continuing Operations overview

During the year ended 31 March 2005, sales from Continuing Operations increased by £26 million on the year ended 31 March 2004 to £1,270 million. On a constant currency basis (i.e. recalculating the comparative period at current period average exchange rates), sales grew by 4% (2004 sales at constant currency: £1,218 million). This was predominantly due to growth in the access market as customers rolled out their mobile and broadband access networks.

As a result, sales in Europe, the Middle East and Africa increased by £84 million to £1,021 million, which represented 80% of our sales from Continuing Operations (2004: 75%).

North American sales reduced by £39 million to £136 million, predominantly in BBRS as US Federal Government spending was diverted to other activities during the year. North American sales amounted to 11% of sales from Continuing Operations (2004: 14%).

Sales in the Asia Pacific region reduced by £31 million to £76 million and represented 6% of sales from Continuing Operations (2004: 9%).

£ million	2005		2004
Europe, the Middle East and Africa	1,021	80%	937	75%
North America	136	11%	175	14%
Asia Pacific	76	6%	107	9%
Central and Latin America	37	3%	25	2%
Total	1,270	100%	1,244	100%

We continued to make progress during the year on improving our gross profit and achieved an adjusted gross margin of 33% in both the second and third quarters. Whilst we delivered improved adjusted gross margin in Optical and Access Networks in the first nine months of the year, price pressure intensified in the second half of the year and this curtailed further gross margin improvement. Adjusted gross margin for the year was 32.5%.

The adjusted operating profit of £28 million in the year was an improvement of £83 million over the £55 million loss incurred in the previous year. Adjusted operating profit was achieved in each of the last three quarters, mainly due to increased volumes at improved margins.

After share option costs, goodwill amortisation and exceptional items our operating loss from Continuing Operations was £95 million, reduced by £154 million from the previous year (2004: £249 million), when exceptional costs from our restructuring were significantly higher.

Book to bill

Book to bill is the ratio of order intake divided by the level of sales in any given period. We continue to have a healthy order book, with a book to bill for the year ended 31 March 2005 of 1.01, consistent with the previous year (2004: 1.02).

Key customer overview

In the year ended 31 March 2005, our 10 largest customers were (in alphabetical order): BT, Deutsche Telekom, E-Plus, Metro City Carriers (Germany), O2, Telecom Italia, Telkom South Africa, Telstra, US Federal Government and Vodafone.

In aggregate, these customers accounted for 57% of sales from Continuing Operations. The 10 largest customers accounted for 55% of sales from Continuing Operations in the year ended 31 March 2004.

Sales to BT

BT was our largest customer and accounted for 25% of sales from Continuing Operations for the year ended 31 March 2005 (2004: 25%).

The breakdown of our revenues from BT is as follows:

Sales to BT, year ended 31 March 2005

£ million
Services, of which:		173
Cable services	101
IC&M and support	72
Optical		88
Legacy access		48
Broadband access		13
Total sales		322

Of our total BT revenues of £322 million, £173 million were services revenues. The largest element of our services revenues for the year ended 31 March 2005 was the £101 million earned under our four-year frame services contract with BT Cable Services. The contract, which runs to 2008, involves the installation of fibre and copper services to residential and business users and is not directly associated with BT’s 21CN project.

The balance of our services revenues (£72 million) was for the installation and commissioning and support of optical, access and switching equipment.

Our optical sales to BT are under a three-year frame contract, which guarantees Marconi a minimum of 70% of BT’s transmission requirements until March 2006. Optical sales to BT in the year ended 31 March 2005 were £88 million.

Broadband access rollout, which is also covered under our three-year frame contract with BT, accounted for £13 million of product sales, having increased to £7 million in the final quarter of the year. The contract with BT runs until August 2006.

Legacy access products made up the balance of sales to BT (£48 million).

While it was announced on 28 April 2005 that Marconi has not been selected as a preferred supplier for BT’s 21CN project, we expect to continue to supply products and services to BT under existing contracts.

Non-BT sales

In the year ended 31 March 2005, non-BT sales increased to £948 million (FY04: £939 million). Sales of Optical and Access products grew 10% year-on-year and represented 54% of the non-BT revenues. Excluding BBRS, non-BT sales increased by 7% from £754 million to £808 million.

Non-BT sales by business, year ended 31 March

%	2005	2004
Optical and Access Networks	54	49
Network Services	31	31
BBRS	15	20

With the exception of the US Federal Government, we saw spending increases by all of our 10 largest customers in the year ended 31 March 2005.

In Northern Europe, the growth in European DSL rollout has fuelled deployment of our Access Hub with customers such as Bulldog (Cable & Wireless), while UK carrier customers such as Kingston, Jersey and Gamma Telecom have already deployed the Impact SoftSwitch in their networks. Optical customers include UK operators such as Energis as well as European operators such as KPN and Belgacom. In addition to our recently announced multi-vendor support contract with Energis, we also have ongoing support contracts with a number of UK operators.

In Southern Europe, Telecom Italia is a major customer, with spending split evenly between optical and access equipment. The majority of our business continues to be under frame contracts covering SDH, access and optical DWDM. Vodafone is also an important customer, with their wireless traffic running on a Marconi optical backbone. We also continue to supply SDH and DWDM directly into Italian regional operators and indirectly into customers such as Telefónica through our distribution agreement with Ericsson.

Our Central Europe business continues to be driven by demand from the German mobile operators as we build their fixed wireless access and optical networks. As a group, the German metro city carriers also represent a significant revenue stream and we have begun to see firm orders for our next-generation optical products from these customers. In addition, we also recently announced a frame contract with T-Com for the supply of 40Gbit/s optical DWDM and continue to provide them with our ServiceOn Access tool for the management of their access network.

In the rest of Europe, the Middle East and Africa, we also saw increased deployment of access products by Telkom South Africa as they extended their broadband access coverage. We also continue to supply SDH into Scandinavian regional operators.

Our Value Added Services business is driven by long-term contracts for the build, maintenance and transformation of enterprise customer networks. We have announced a 13-year contract with Tube Lines and an 8-year contract with a Middle East government defence customer. Other contracts include those with Toll Collect in Germany (which runs to 2009), a number of Highways Agency contracts (which run to 2007) and a Network Rail frame contract (which runs to 2010).

The US Federal Government remained one of our 10 largest customers in the year ended 31 March 2005. Although there has been some reduction of spend in recent quarters, switch and router sales and services contracts with the US Federal Government continue to be important contributors to overall sales.

In Australia, we have a longstanding relationship with Telstra which has traditionally included SDH and network management. In the last few quarters, we have increased sales under our multi-year frame contracts for the supply and support of 10Gbit/s and 2.5Gbit/s optical networks.

Optical and Access Networks (52% of 2004-05 sales from Continuing Operations)

		2005					2004
							FY
							Pro
	£ million	Q1	Q2	Q3	Q4	FY	forma
Sales	Optical Networks	77	76	89	87	329	330
	Access Networks	60	76	94	100	330	282
	Total	137	152	183	187	659	612
	Book to bill ratio	1.01	1.15	0.99	0.84	0.99	0.97
	Adjusted gross profit	46	54	69	70	239	170
	Adjusted gross margin	33.6%	35.5%	37.7%	37.4%	36.3%	27.8%
	Adjusted operating (loss)/profit	(8)	(4)	11	21	20	(68)

Results of operations

Set out below are the results of our operating segments. These results are shown before the cost of exceptional items, share option costs and goodwill amortisation.

Cost reclassification

From 1 April 2004 we reclassified certain costs, which were previously accounted for within cost of sales and are now treated as operating expenses. This reclassification impacted our Optical and Access Networks and Network Services segments.

Management viewed these cost reclassifications as a more appropriate allocation of costs in order to increase control and accountability within the context of our move towards an outsourced supply chain model.

These reallocations do not represent changes of accounting policy and do not impact our operating profit/(loss) and we have not, therefore, restated prior year analysis. For ease of comparison, we have shown pro forma adjusted gross profit and adjusted operating expenses for the previous financial year for Continuing Operations as if we had adopted the new cost allocations from 1 April 2003.

Optical and Access Networks

Optical Networks (26% of 2004-05 sales from Continuing Operations)

Optical Networks comprises Marconi’s range of SDH and DWDM transmission equipment as well as its network management systems. Sales of Optical Network equipment amounted to £329 million, unchanged from the previous year (2004: £330 million). Revenues with customers in Europe and Australia represented over three-quarters of total revenues. In the UK, sales to new customers more than offset flat sales to BT (2005: £88 million; 2004: £89 million). However, the UK increase was offset by lower overall sales in the Asia Pacific region.

Access Networks (26% of 2004-05 sales from Continuing Operations)

Access equipment connects the end user to a service provider’s switch or local exchange across what has been traditionally known as the ‘last mile’ or ‘local loop’. This is the physical wire, fibre or wireless link that runs from a subscriber’s telephone or other communications device to the service provider’s local exchange. We design, manufacture, sell and support a range of access equipment, which maximises the capabilities of physical transport media, including copper telephone lines, fibre optics and both licensed and unlicensed wireless spectra.

Access Networks comprises three main sub-segments: fixed wireless access, broadband access and other access.

Access Network sales increased by £48 million or 17% to £330 million (2004: £282 million). The growth was predominantly due to sales of fixed wireless access products (36% of Access Network sales) mainly through sales to German mobile operators for their 3G mobile network rollouts. In 2004-05 we also saw growth in sales of broadband access (22% of Access Network sales), which includes our Access Hub and Impact SoftSwitch products. Access Hub sales to our major customers in the UK and Italy represented the majority of the sales in the year. We also saw sales growth from new customers under frame contracts in the UK, South Africa and Germany. The growth in the fixed wireless and broadband access sub-segments was partially offset by the reduction in sales of other access products (42% of Access Network sales). This was predominantly in the UK, as a result of BT’s reduced expenditure on legacy products, as well as reduced payphone sales in the UK and South Africa following our announced withdrawal from these businesses.

BBRS (11% of 2004-05 sales from Continuing Operations)

		2005					2004
							FY
							Pro
£ million		Q1	Q2	Q3	Q4	FY	forma
Sales	Equipment	24	28	19	18	89	130
	Services	14	14	11	12	51	55
	Total	38	42	30	30	140	185
Book to bill ratio		0.69	0.88	0.89	1.02	0.86	1.02
Adjusted gross profit		24	26	18	18	86	116
Adjusted gross margin		63.2%	61.9%	60.0%	60.0%	61.4%	62.7%
Adjusted operating profit		8	11	3	3	25	44

Book to bill for Optical and Access Networks, at 0.99 for the year ended 31 March 2005, was largely unchanged from 0.97 in the year ended 31 March 2004.

Adjusted gross profit in Optical and Access Networks was £239 million in the year ended 31 March 2005 (2004: £170 million on a pro forma basis). This represented an adjusted gross margin of 36.3%, an improvement over the prior year result of 27.8%. The £69 million increase was driven by product cost reductions and higher sales of Access products, particularly in Germany. We also saw a more favourable product mix within Access Networks and increased sales to our new and established broadband access customers. We delivered improved adjusted gross margin in the first nine months of the year but price pressure intensified towards the end of the year and this curtailed further gross margin improvement.

We achieved an adjusted operating profit of £20 million in the year compared with a £68 million loss on a pro forma basis last year. This significant improvement was driven by the gross profit increase and reduced operating expenses.

Broadband Routing and Switching (BBRS)

BBRS mainly comprises sales of multi-service routers and switches as well as support for these products. Sales in BBRS for the year ended 31 March 2005 were £140 million, down by £45 million or 24% compared with the previous year (2004: £185 million). Of this reduction, £15 million was due to adverse exchange rate movements as over 90% of sales in this business are in North America.

BBRS equipment sales reduced from £130 million to £89 million, predominantly due to reduced US Federal Government spending as US defence spending was diverted to other activities beginning in the third quarter of the year. In addition, we saw a reduction in our US service provider business compared to the previous year.

Whilst BBRS services sales increased in the year, the impact of exchange rate movements resulted in a reported decrease of £4 million.

Book to bill for the year ended 31 March 2005 was 0.86, reduced from 1.02 in the previous year. This was due to reduced orders from the US Federal Government, as disclosed above.

Adjusted gross profit for the year ended 31 March 2005 was £86 million (2004: £116 million on a pro forma basis) due to the reduced volume of sales in the period and adverse exchange rate movements, which accounted for £9 million of the reduction. Driven by an increased proportion of services and higher sales to US enterprise customers, adjusted gross margin for the year was 61.4% compared with an adjusted gross margin of 62.7% in the previous year.

Network Services (37% of 2004-05 sales from Continuing Operations)

		2005					2004
							FY
							Pro
£ million		Q1	Q2	Q3	Q4	FY	forma
Sales	IC&M	48	46	53	60	207	182
	VAS	66	65	64	69	264	265
	Total	114	111	117	129	471	447
Book to bill ratio		0.86	1.03	1.15	1.27	1.08	1.09
Adjusted gross profit		23	21	22	22	88	92
Adjusted gross margin		20.2%	18.9%	18.8%	17.1%	18.7%	20.6%
Adjusted operating profit		5	3	4	3	15	9

Adjusted operating profit of £25 million for the year ended 31 March 2005 was below that of the previous year (£44 million on a pro forma basis) due to the reduction in sales volume and the resulting impact on gross profit. Exchange rate movements accounted for £4 million of the reduction, which has partially been offset by overhead cost reductions.

During the year we announced actions to refocus the BBRS R&D effort on IP-related features and functionality and have taken actions to further realign our cost base, which resulted in a headcount reduction of 150 during March and April 2005.

Network Services

Network Services sales in the year ended 31 March 2005 were £471 million, an increase of £24 million or 5% compared to the previous year (2004: £447 million).

There are two sub-segments within Network Services:

Installation, Commissioning and Maintenance (IC&M) (16% of 2004-05 sales from Continuing Operations)

IC&M sales are directly related to the installation, commissioning and maintenance of Marconi’s network equipment products. IC&M sales in the year increased by £25 million to £207 million (2004: £182 million). As discussed above, we saw increased Access product sales in the UK and Germany which led to higher IC&M sales. We also saw additional revenues in Australia as we began to roll out the Telstra 2.5 Gbit/s optical contract.

Value Added Services (VAS) (21% of 2004-05 sales from Continuing Operations)

VAS sales comprises two main activities:

(i)             integrated systems which provides integrated network solutions to non-telecommunications customers including government, transport and utility organisations; and

(ii)          worldwide wireless network planning services.

VAS sales for the year ended 31 March 2005 were £264 million (2004: £265 million). Sales to BT under our cable services contract accounted for £101 million of VAS sales in the year, compared with £82 million in the previous year. However, this increase was partly offset by a now completed UK Government contract, a non-recurring software sale in 2004 to a US wireless operator and the conclusion of a consultancy contract in the Middle East.

Book to bill in the year ended 31 March 2005 was 1.08, which was consistent with the previous year. This ratio is less meaningful in Network Services given the long-term nature of this business where the full value of a service contract, which can be significant, is booked as an order at the point of firm contract signature. Sales are recognised over the life of the contract, which can typically be over a period of two to five years. The book to bill ratio was above one due to a significant multi-year contract from Tube Lines.

The adjusted gross profit and adjusted gross margin of £88 million (18.7%) were below 2003-04 (£92 million on a pro forma basis; 20.6%). In the previous year we benefited from a high margin software sale to a US wireless operator and higher margins from long-term contracts which have now been completed.

The increase in adjusted operating profit to £15 million from £9 million on a pro forma basis in the year ended 31 March 2004 was achieved despite the fall in gross profit and arose due to cost reductions and efficiency improvements made in the first half of the year.

Adjusted operating expenses

Adjusted operating expenses have reduced to £385 million from £433 million on a pro forma basis in the previous year as we saw the benefits of headcount reductions and other cost reduction initiatives, which we began to implement in 2004.

Over the year, we increased R&D investment to support our next-generation product portfolio. At the same time, we were able to achieve R&D savings over the previous year (2005: £181 million, 2004: £200 million on a pro forma basis). This efficiency in R&D spend was the result of rationalisation of R&D locations and streamlining of R&D programmes.

An analysis of R&D spend by product area as a percentage of total adjusted R&D expenditure for the year is shown below.

R&D expenditure by business

As a percentage of total adjusted R&D expenditure for the year ended:

%	2005	2004*
Optical Networks	43	42
Access Networks	36	33
BBRS	18	20
Network Services	3	5

*Presented on a pro forma basis.

Adjusted operating expenses

						2004
						FY
	2005					Pro	FY
£ million	Q1	Q2	Q3	Q4	FY	forma	Actual
Research and development	44	47	48	42	181	200	174
Sales and marketing	34	34	34	34	136	152	165
General and administration	18	18	17	16	69	86	72
Net other operating income	—	—	—	(1)	(1)	(5)	(5)
Adjusted operating expenses	96	99	99	91	385	433	406
Exceptional charge
to operating expenses	—	1	5	8	14	85	85
Share options	10	7	4	4	25	31	31
Goodwill amortisation	22	22	23	22	89	87	87
Operating expenses	128	129	131	125	513	636	609

Adjusted operating profit

						2004
						FY
	2005					Pro	FY
£ million	Q1	Q2	Q3	Q4	FY	forma	Actual
Optical and Access Networks(1)	(8)	(4)	11	21	20	(68)	(80)
BBRS	8	11	3	3	25	44	44
Network Services(1)	5	3	4	3	15	9	21
Central costs	(8)	(8)	(8)	(8)	(32)	(35)	(35)
Other	—	—	—	—	—	(5)	(5)
Adjusted operating (loss)/profit	(3)	2	10	19	28	(55)	(55)

Operating exceptional items	1	2	(4)	(8)	(9)	(76)	(76)
Share option costs	(10)	(7)	(4)	(4)	(25)	(31)	(31)
Goodwill amortisation	(22)	(22)	(23)	(22)	(89)	(87)	(87)
Operating loss – Continuing Operations	(34)	(25)	(21)	(15)	(95)	(249)	(249)
Discontinued Operations	—	(4)	—	—	(4)	8	8
Group	(34)	(29)	(21)	(15)	(99)	(241)	(241)

(1)          The cost reclassification described on page 9 has been included in these figures, the effect of which was to reduce the operating loss for Optical and Access Networks by £3 million and reduce the operating profit in Network Services by £3 million for each quarter of 2003-04.

Sales and marketing expenses remained stable at £34 million per quarter throughout the year. This was a result of new investments for customer trials being offset by savings achieved in other areas.

Quarterly general and administration (G&A) costs have declined (from £18 million in the first quarter to £16 million in the final quarter) as we saw efficiency improvements over the previous year. Total G&A costs for the year were £69 million. This represents a £17 million reduction on the previous year on a pro forma basis.

Adjusted operating profit

The table above shows the adjusted operating profit by business segment.

Adjusted operating profit in the year amounted to £28 million, a significant improvement from the £55 million loss incurred in the previous year. All segments have achieved an adjusted operating profit in the year and central costs reduced due to cost reduction initiatives which we began to implement in the previous year.

Operating exceptional costs for the year were £9 million, significantly reduced from £76 million in the previous year. We continued to implement restructuring plans in the year, incurring employee severance costs of £20 million (2004: £64 million). These were offset by recoveries from stock which had been previously written off and provision releases related to the financial restructuring and litigation. Note 4a to the financial statements provides further analysis.

Share option costs are charged to the profit and loss account over the life of the plans as performance targets are expected to be met. Our current share option plans have five performance targets, each having a period in which the options over shares will vest.

The overall impact from 1 April 2005 through to the financial year ending 31 March 2007 is expected to be £59 million. Costs in the year reduced to £25 million (2004: £31 million), as the fourth performance target was achieved. We continue to incur costs related to the fifth performance target.

Goodwill amortisation remained broadly stable at £89 million.

In the year, the operating loss from Continuing Operations was £95 million. This represented a decrease in operating loss compared with £249 million recorded in the previous year, when operating exceptional items from our restructuring were significantly higher.

The operating loss from Discontinued Operations was £4 million in the year ended 31 March 2005 compared with £8 million profit in the previous year.

Loss on ordinary activities before taxation

Joint ventures and associates

During the year ended 31 March 2005, operating profits in respect of joint ventures and associates were £nil. In the year ended 31 March 2004, operating losses in respect of joint ventures and associates amounted to £13 million, relating primarily to our share of operating losses and related goodwill amortisation in Confirmant Limited and Easynet Group plc.

Non-operating exceptional items

Non-operating exceptional items amounted to a £103 million gain in the year due to the profit on disposal of OPP. This compared to £177 million in the previous year, principally due to gains on disposals in 2002-03 and 2003-04 (North American Access, Easynet Group plc and other fixed asset investments).

Interest and finance expenditure/(income)

In the year, net interest amounted to £nil. This compared with a net £35 million of interest paid in the previous year, principally related to the Loan Notes, which were fully redeemed in the second quarter of the year.

Net finance expenditure of £31 million in the year arose principally from the premium payable on the redemption of the Loan Notes.

Profit/(loss) on ordinary activities after taxation

	2005						2004
£ million	Q1	Q2	Q3	Q4	FY		FY
Group operating loss	(34)	(29)	(21)	(15)	(99)		(241)
Share of operating loss of joint ventures	—	—	—	—	—		(2)
Share of operating loss of associates	—	—	—	—	—		(11)
Total operating loss	(34)	(29)	(21)	(15)	(99)		(254)
Non-operating exceptionals	—	103	—	—	103		177
Amounts written off investments	—	—	—	—	—		(2)
Gain on waiver of balance payable to M (2003) plc group	—	—	—	—	—		25
Net interest (payable)/receivable	(2)	(1)	1	2	—		(35)
Net finance expenditure	(3)	(26)	—	(2)	(31)		(82)
(Loss)/profit on ordinary activities before taxation	(39)	47	(20)	(15)	(27)		(171)
Taxation	3	(22)	(1)	68	48		19
(Loss)/profit on ordinary activities after taxation	(36)	25	(21)	53	21		(152)
Equity minority interests	—	—	—	—	—		(1)
(Loss)/profit on ordinary activities attributable to equity shareholders and retained (loss)/profit for the period	(36)	25	(21)	53	21		(153)

Basic profit/(loss) per share					10.3	p	(61.4	)p
Diluted basic profit/(loss) per share					9.7	p	(61.4	)p
Adjusted profit/(loss) per share					8.8	p	(54.2	)p

In the previous year net finance expenditure totalled £82 million due to an exceptional write off of capitalised losses arising from our financial restructuring.

The loss on ordinary activities before taxation amounted to £27 million in the year compared to £171 million in the previous year.

Taxation

In the year ended 31 March 2005, the Group’s tax credit on ordinary activities to the profit and loss account was £48 million (2004: £19 million credit). The net tax credit was mainly due to the release of tax provisions of £33 million in respect of prior years following progress to resolve historic US and UK tax issues and audits and a credit of £18 million for US and UK tax refunds, offset by a charge of £3 million for the year.

As previously disclosed, there is ongoing tax litigation with the Indian tax authorities. Marconi has sought leave to appeal against the high court decision to the Indian supreme court and is currently waiting to hear the outcome of its application. A potential cash outflow of £6 million for tax and related interest is at risk.

Returns to shareholders

Profit on ordinary activities attributable to equity shareholders

After accounting for taxation, the profit on ordinary activities attributable to equity shareholders and retained for the period was £21 million compared to a loss of £153 million in the previous year.

Profit per share

The basic profit per share, which includes goodwill amortisation and exceptional items, was 10.3p for the year ended 31 March 2005. The diluted profit per share was 9.7p. The effect of share options was anti-dilutive for the year ended 31 March 2004 such that the basic and diluted loss per share was 61.4p. The adjusted profit per share excluding goodwill amortisation and exceptional items was 8.8p for the year ended 31 March 2005 (2004: loss 54.2p).

Dividends

Subsequent to the April 2005 announcement that Marconi had not been selected as a preferred supplier for BT’s 21CN project, the Group recognised the need to refocus its business. The Board will therefore continue to pursue all strategic options with the objective of maximising shareholder value.

There is no dividend announcement being made at this time.

Financial review

Balance sheet

Net assets

At 31 March 2005, we had net assets of £405 million compared to £352 million at 31 March 2004. Significant movements in our balance sheet are described below and working capital ratios are set out above.

Net assets sold with OPP amounted to £85 million, including goodwill of £44 million, fixed assets of £24 million, stock of £29 million, net debtors of £25 million, net creditors and provisions of £21 million and a pension provision of £16 million.

Goodwill

At 31 March 2005, the net book value of Group goodwill amounted to £301 million compared to a net book value at 31 March 2004 of £436 million. The reduction in the year comprised amortisation of £91 million and goodwill disposed of with the sale of OPP of £44 million. From 2005-06 we will report under IFRS and will no longer amortise goodwill. We will continue to test for impairment on an annual basis.

Fixed assets

As at 31 March 2005, we had fixed assets of £116 million compared to £148 million at 31 March 2004.

The reduction during the year was mainly due to depreciation of £39 million and the disposal of our OPP business (fixed assets disposed: £24 million), partially offset by net capital expenditure in the year of £32 million.

Investments

As at 31 March 2005, we had fixed asset investments, including our share of interests in joint ventures and associates, of £8 million, compared to £9 million at 31 March 2004. The reduction in the year ended 31 March 2005 was a result of foreign exchange movements.

Within our existing investments, we retain an investment in Plessey Holdings Limited. This entity no longer trades but contains a number of environmental exposures in North America. Plessey Holdings Limited is taking remedial action against these exposures, which are funded from its own cash balances. We consolidate our share of its assets and liabilities, being £10 million each.

Working capital ratios

	31 March	30 June	30 Sept	31 Dec	31 March
	2004	2004	2004	2004	2005
Stock turns – Group	6.1	5.5	5.2	5.3	5.9
Debtor days – Group	60	72	69	61	64
Creditor days – Group	53	67	61	59	63

Provisions

Provisions for liabilities and charges reduced from £219 million at 31 March 2004 to £145 million at 31 March 2005. Detailed analysis of provision movements for the year is set out in note 20 to the accounts.

Of this £74 million movement, a restructuring provision accounted for £17 million, reducing from £41 million to £24 million as cost reduction commitments were fulfilled. Within the £24 million balance for the year was £8 million charged to restructuring as we commenced further cost reduction initiatives. Further guidance on restructuring plans, costs and cost savings is set out on page 6.

Contracts and commitments reduced from £48 million to £16 million. The £32 million movement was due to release and utilisation of provisions on a number of long-term contracts in the normal course of business, as well as releases following resolution of certain contract risks.

Litigation and indemnities reduced by £16 million, from £82 million to £66 million, as we settled the Telcordia litigation during the year. The closing balance consists of environmental liabilities, employee related claims for industrial diseases which have been assessed by actuaries, insurance and merger and acquisition balances.

The remaining movement was due to warranty costs and a decrease in other provisions, mainly in respect of share option costs incurred in the year.

The majority of the outstanding provisions at 31 March 2005 are for items which we do not expect to be settled in the short-term.

Pensions and other retirement benefits

Our pension scheme deficit at 31 March 2005 amounted to £228 million, compared to £246 million at 31 March 2004.

At 31 March 2005, the largest single element of the pension deficit was accounted for by the UK Plan, which had a deficit of £109 million, down from £118 million at 31 March 2004. The geographical split of our pension net deficit was as below:

£ million	2005	2004
UK	(109)	(118)
Germany	(91)	(76)
Italy	(17)	(15)
US	(11)	(37)
Total	(228)	(246)

The reduction of £18 million since 31 March 2004 was principally due to the impact of contribution and benefit payments, service costs and settlement and curtailment gains arising from the sale of our OPP business.

We benefited from an actuarial gain of £1 million, which is accounted for in the consolidated statement of total recognised gains and losses (STRGL). The key elements of the gain is shown overleaf.

The actuarial assumptions are set out in note 26 on page 72.

The UK Plan benefited from a greater than expected return on assets of £71 million in the year ended 31 March 2005. In the UK Plan, the trustees have discretion to credit interest (bonuses) to pension awards. We have reduced this from 3.0% to 2.5% to align with expected awards, leading to a gain of £35 million. A reduction in the UK Plan salary growth assumption from 4.75% at 31 March 2004 to 4.25% at 31 March 2005 resulted in a £10 million gain.

Partially offsetting these gains for the UK Plan was a loss arising from revisions to our mortality assumptions. We observed an increase in life expectancy since the last funding valuation and recognised that improvements in longevity were likely to continue into the future. Consequently we made an additional allowance for this within the FRS 17 liabilities at 31 March 2005. This resulted in a £102 million loss in the year ended 31 March 2005.

The discount rates applied to our pension liabilities were reviewed at 30 September 2004 and 31 March 2005. Movements in the rates led to a £9 million loss in the German Plan and a £2 million loss in the Italian Plan.

A funding valuation is being carried out for the UK Plan, as at 5 April 2005, the results of which will be available during the second half of the year ending 31 March 2006.

Deferred tax assets

At 31 March 2005, we had unrecognised deferred tax assets of £817 million. This represented a 24% increase on the £659 million disclosed at 31 March 2004, primarily due to the accessibility of US tax losses and attributes. We announced at the time of our financial restructuring that our US tax losses, in existence at 19 May 2003, would be forfeit. We have since conducted a detailed technical review and undertaken extensive valuation work with external advisors. We have now concluded as a result of this work, and our advisors have confirmed, that a large part of our pre-restructuring US tax attributes are accessible.

Our unrecognised tax assets are closely aligned with the territories in which we do business today. The distribution of tax assets by territory is as follows:

Distribution of tax assets

£ million
UK	413
US	144
Italy	134
Germany	101
Brazil	14
Other	11
Total	817

Some of these deferred tax assets expire if they are not used within local statutory timelines.

STRGL movements

£ million		2005
UK
Gain on plan assets	71
Gain from reduction in salary growth assumption	10
Gain from reduction in credited interest rate	35
Loss from change in mortality assumption	(102)
		14
US
Loss on plan assets	(4)
Experience gains arising on scheme liabilities	3
		(1)
Germany
Loss from reduction in discount rate	(9)
Experience loss arising on scheme liabilities	(1)
		(10)
Italy
Loss from reduction in discount rate	(2)
Gain from reduction in revaluation rate	1
Experience loss arising on scheme liabilities	(1)
		(2)
Total STRGL movement for the year		1

Liquidity and capital resources

£ million	2005	2004
Senior Notes	—	(265)
Other bilateral and bank debt	(37)	(40)
Gross financial indebtedness	(37)	(305)
Restricted cash	103	124
Cash at subsidiaries and in transit	64	74
Available deposits	167	321
	334	519
Net cash	297	214

Liquidity and capital resources

Cash flow

During the year we strengthened our net cash position from £214 million to £297 million. We fully redeemed our Senior Notes in the second quarter. We also achieved an operating cash inflow from Continuing Operations of £32 million before payment of exceptional items for the year.

Cash flow for the year ended 31 March 2005

Group operating cash flow before exceptional items

Group operating cash inflow for the year was £23 million. As disclosed in note 23a, Group operating losses before exceptional items of £90 million were offset by depreciation and amortisation of £130 million, non-cash costs relating to share options of £23 million and a £40 million outflow from working capital. This outflow was due to cash outflow on debtors, stock and provisions being only partially offset by inflows on creditors.

•                  Stock accounted for £22 million of this outflow. Overall, stock decreased due to the disposal of OPP stock of £29 million. However, stock was built up to meet contract demands in Australia for testing and integration and customer lead times. Stock turns dipped in the year following requirements on specific contracts but recovered due to high sales volumes in the last quarter.

•                  Trade creditors, other creditors, accruals and payments received in advance decreased overall from £453 million at 31 March 2004 to £443 million at 31 March 2005. Creditors and provisions disposed of with OPP were £21 million. The cash inflow after this and other non-cash movements was £21 million and reflected the higher trade creditor days at 31 March 2005 compared with 31 March 2004.

•                  Net debtors, excluding current tax receivables, reduced by £23 million from £393 million at 31 March 2004 to £370 million at 31 March 2005. OPP debtor disposals were £25 million and after other non-cash movements a cash outflow of £15 million was incurred and was seen in debtor days which increased during the year to 64 days. In order to offset a delayed payment from a major customer, we factored £15 million of trade receivable balances at 31 March 2005.

•                  We also incurred a cash outflow from operating provisions of £24 million as we settled warranties and contract balances.

Exceptional cash flows

In the year ended 31 March 2005, we incurred £43 million of exceptional cash costs. The settlement of litigation with Telcordia amounted to £12 million and the balance was cash payments relating to severance and onerous lease commitments for obligations on vacant property. Guidance on further exceptional cash flows is set out on page 6.

Returns on investments and servicing of finance

In the year ended 31 March 2005, returns on investments and servicing of finance resulted in a £32 million outflow. £28 million of this was due to the premiums paid on the redemption of the Senior Notes. Net interest paid, after accounting for interest of £3 million earned in the second half of the year when we were in a net cash position following redemption of the Loan Notes, amounted to £4 million.

Tax paid

Tax paid in the year amounted to £7 million and represented tax arising in territories where we have no tax loss coverage and payments on account that will be refunded.

Capital expenditure and financial investment

During the year we invested £35 million in fixed assets, which included customer trials and new computer systems. We received £3 million from proceeds on disposal of assets.

Cash flows from acquisitions and disposals

During the year we benefited from an inflow of £169 million. The majority of this figure was comprised of £204 million gross proceeds on the disposal of OPP, offset by cash costs of £17 million, including £6 million for tax, and a £15 million payment to Easynet Group plc in respect of tax losses purchased for a former subsidiary, ipsaris Limited.

Cash flow

£ million	2005	2004
Group operating cash flow before exceptional items
– Continuing Operations	32	124
– Discontinued Operations	(9)	27
	23	151
Exceptional operating cash flow (before financial restructuring payments)	(43)	(166)
Group operating cash flow (after exceptional items)	(20)	(15)
Returns on investments and servicing of finance	(32)	(72)
Tax	(7)	(4)
Capital expenditure and financial investment	(32)	36
Acquisitions and disposals	169	222
Group cash flow before use of liquid resources and financing	78	167
Management of liquid resources	23	103
Cash element of scheme consideration	—	(340)
Other net cash outflow from financing	(266)	(416)
Decrease in cash and net bank balances repayable on demand	(165)	(486)

Group cash inflow before use of liquid resources and financing

As a result of the above, cash inflow before use of liquid resources and financing was £78 million.

Group cash outflow

Net cash inflow from liquid resources amounted to £23 million. Cash outflow to redeem Senior Notes and other debt was £270 million, offset by £4 million received from issuing shares on the exercise of share options. Group cash outflow for the year was £165 million, down from an outflow of £486 million in the previous year.

Cash flow for the year ended 31 March 2004

Group operating cash flow before exceptional items

In 2003-04, operating losses before exceptional items of £160 million were offset by depreciation and amortisation of £171 million, non-cash costs relating to share options of £25 million and a £115 million improvement in working capital. The working capital improvement was due largely to tight control of cash receipts from trade debtors and the successful renegotiation of shorter payment terms with key customers in Northern Europe. Cash was also generated through the sale of stock to our outsourced manufacturing partner in Germany. This resulted in an operating cash inflow before exceptional items of £151 million.

Group cash inflow before use of liquid resources and financing

In addition to the operating cash inflow in 2003-04, we generated £222 million of cash from the disposal of businesses and investments and £36 million cash inflow from capital expenditure as we disposed of assets or transferred them to suppliers. The total cash inflows more than offset the exceptional cash outflow of £166 million incurred in our operational restructuring and the £72 million of interest and finance costs resulting from the financial restructuring. In 2003-04, we generated a cash inflow before the use of liquid resources and financing of £167 million. Operating exceptional cash costs related mainly to severance, onerous lease commitments, operational restructuring payments, obligations associated with our financial restructuring and a payment to the Employee Share Option Plan (ESOP) creditors as part of our financial restructuring. Interest and finance expenditure related primarily to interest paid on our Loan Notes and financing charges on their redemption.

Group cash outflow

Group cash outflow for 2003-04 was £486 million following settlement of scheme consideration of £340 million and repayment of debt.

Application of critical accounting policies

The Group’s financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom. The preparation of the financial statements requires the Group to make estimates, judgements and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The directors base their estimates on historical experience and various other assumptions that they believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Group believes that the following are some of the more critical judgement areas in the application of its accounting policies that affect the Group’s financial position and results of operations.

The development and selection of these critical accounting estimates has been discussed with the Audit Committee and the Audit Committee has reviewed the Group’s disclosure herein.

Going concern

The directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future and have therefore used the going concern basis to prepare the statutory accounts.

Revenue recognition

Revenue is recognised when all of the following conditions are satisfied: 1) there is persuasive evidence that an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the fee is fixed or determinable; and 4) it is probable that the debtor will be converted into cash.

It is common for the Group’s sales agreements to cover the delivery of several products and/or services. These range from arrangements where a contract covers the delivery and installation of equipment to more complex arrangements, which also include training of customer personnel, sale of software and other support services. Revenue from contracts with multiple element arrangements, such as those including installation and commissioning services, is recognised as each element is earned based on objective evidence of the relative fair values of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenues and estimated profits on long-term contracts are recognised under the percentage-of-completion method of accounting using a cost-to-cost methodology. Significant judgement is required in determining progress toward completion and in estimating revenues and costs. Profit estimates are revised periodically based on changes in facts in the underlying contract. When estimates of total contract revenues and costs indicate a loss, a provision for the entire amount of the contract loss is recognised in the period in which the loss becomes foreseeable. Advance payments received from contracts are recorded as a liability unless there is a right of set-off against the value of work undertaken.

Impairment of long-lived assets

The Group reviews the carrying value of other fixed assets and assets to be disposed of, including other intangible assets, whenever indicators of impairment exist. Indicators of impairment include (but are not limited to):

•                  a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition;

•                  a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; and

•                  a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

These tests for impairment require significant judgements in determining estimates of future cash flows and the resulting value in use of the relevant fixed asset. Estimations of the present value of future cash flows contain inherent uncertainty and include estimates of market size and market share information, growth rates, product demand and technological development, costs of labour and supplier purchases, working capital requirements and discount rates to be applied to future cash flows.

If the carrying value of a fixed asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the fixed asset exceeds the higher of its net realisable value or its value-in-use. In the years ended 31 March 2005 and 31 March 2004, the Group did not record any impairment charges in relation to tangible fixed assets. The Group believes that its estimates of future cash flows are reasonable and no goodwill impairments have been made in the years ended 31 March 2005 or 31 March 2004.

Contingent liabilities

The Group is subject to legal proceedings and other claims arising in the ordinary course of business. Various claims and proceedings have been or may be instituted or asserted against the Group relating to the conduct of its business, including those pertaining to patents, environmental, health and safety, employment and contractual matters. The Group is required to assess the likelihood of any adverse judgements or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue with the assistance of outside legal counsel. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavourably to Marconi, the Group believes that the ultimate outcome of these matters will not have a material adverse effect on the results of operations or financial position or cash flows except as discussed in note 27 on page 77.

Pension and other post retirement benefits

Pension and other post retirement benefit costs and obligations are dependent on actuarial assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates and other factors. While the Group believes that the assumptions used are appropriate, the assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of future pension or post retirement benefits expense and the resulting liability. Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the net loss for the year ended 31 March 2005 by approximately £nil. Likewise, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the pre-tax loss for the year ended 31 March 2005 by approximately £12 million.

Product warranties

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims. The Group actively studies trends of warranty claims and takes action to improve equipment quality and minimise warranty claims. The Group believes that the warranty reserve is appropriate. However, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. If the Group were to experience an increase in warranty claims compared with its historical experience, or if costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Group’s gross margins could be adversely affected.

International Financial Reporting Standards (IFRS)

These financial statements have been prepared under UK Generally Accepted Accounting Principles. From 1 April 2005, we will be reporting under IFRS. Details of our reconciliations between UK GAAP and IFRS have been made available in a separate document and are published on the Marconi website at www.marconi.com/investors.

Group financial management

The main risks faced by the Group in financial markets are liquidity risk, currency and interest rate risk, counter-party risk, insurance risks and risks related to contract bonding facilities.

The Board reviews and agrees policies for managing each of these. Details of our risk policies and organisation, as well as an update on our position with respect to each of these risks, are set out in note 28 on page 79.

Statement of compliance

The directors have adopted, where practicable, the principles of the Operating and Financial Review Statement issued by the Accounting Standards Board in January 2003.

Marconi people

Marconi and its people are totally committed to meeting customer expectations, while operating in a challenging market that demands both cost-efficiency and reliability.

The high expectations of our customers are met by the high standards of our employees. Our future business plans require us to continually shape our workforce to provide maximum flexibility while producing the high standards of output that continue to drive our reputation and exceed our customers’ expectations.

Marconi’s Human Resources organisation is led by Elisa Nardi, Group Human Resources Director, who reports to our Chief Executive Officer and is a member of the Executive Committee.

Communicating the vision

During the last year we have emphasised communication with all our employees. This has been particularly important for shaping our organisation to achieve our vision through divestiture, right-shaping of our regional businesses, and changing our product mix, as technology and market demands evolved.

We have deployed a number of successful communication tools to ensure that our employees are well informed and have an opportunity to voice their views. These tools are focused to:

•                  encourage everyone to exceed expectations by empowerment, support and feedback; and

•                  provide quick and easy access to all levels of management within the organisation through face-to-face, written and interactive communication media.

The cascade of information throughout Marconi is enabled by regular “Mike’s View” messages from our CEO to all employees providing corporate information, monthly team briefings and functional updates from our IT, Human Resources and Facilities organisations.

We also provide online methods of communication on careers, development, reward, work-life balance and health and safety matters via our MyHR, MyLearning and MyTravel intranet portals.

Evolving our organisation

Throughout 2004-05 work continued to shape the organisation into regional hubs, focusing on creating a well-structured, delayered organisation to meet customer requirements. To achieve this, we focused on the creation of regional business operations, strategic business disposals and increased efficiency in the back office functions, while investing in our customer facing organisations.

Central to delivery of the regional model was a focus on improving our business operations strategy; particularly our planning processes to ensure supply management was optimised. This meant a degree of refocus for employees towards working together in regional teams and identifying interfaces between regions and with the corporate functions. Through this organisational change, employees were able to communicate with management at a number of levels and, through different forums, to address specific issues and to seek clarification. Careful consultation was undertaken with employee representatives and increased opportunities for employees to meet with senior management enabled fast and effective change in the business model.

In August 2004 we disposed of our Outside Plant and Power business to focus on our remaining core businesses. This was a challenging time for those within the business being divested and for those managing the process but remaining with Marconi.

In May 2005 we announced a new organisation structure that will ensure the Group remains focused on delivering its customer commitments, whilst improving its competitiveness. This new structure will see our product units combined with our regional business organisation, in order to create geographic centres of excellence. This latest change will include the reshaping of our UK workforce and will see a reduction of up to 800 employees.

At all times we have undertaken these challenges focusing on clear, timely communication and managing people in a sensitive and appropriate way.

Geographically, by the end of 2004-05 we employed people in 35 countries with 86% of the employees based in the four largest regions, Central Europe, Northern Europe, Southern Europe and North America.

Developing our people

The focus on the education, development and training of our employees to help improve performance, exceed customer demands and maintain employee morale is core to supporting our business strategy and driving operational efficiency and effectiveness. Although we remain cost conscious we have leveraged both our technical, e-learning and face-to-face learning provisions, while driving our performance management cycle. Our blended learning approach continues to be successful in delivering development requirements across Marconi.

This year particular emphasis has been placed on our e-learning capabilities and mapping those provisions to the Marconi leadership, management and functional competency sets. This has proved very successful in delivering key training requirements quickly and at low cost, while supporting business requirements.

Our Personal and Organisational Development programme has been rolled out over the last 12 months focusing on the development needs of our senior management and high potential employees.

Our Young People programmes have developed over the last year and there are now schemes in both Germany and the UK. Both have been successful in growing talent within our business and improving our links with local communities. The Marconi graduate programme was run in the UK, this year, for the finance and engineering functions for the first time in three years. This has been successful in meeting the business requirement of bringing fresh talent into key functions and has raised our profile with universities, particularly those with engineering orientated courses.

Our principal UK subsidiary also successfully gained re-accreditation of Investors in People. Our UK organisation is continuing to work on the standard to ensure compliance and to build on the improvements made in the last 12 months on processes and tools available to managers and employees.

Listening to our employees – “Your Opinion”

The “Your Opinion” survey was launched in May 2004 and surveyed Marconi’s entire workforce to gain the views of all employees on the Group, their jobs and many other aspects of their working environment. The results were used to drive action planning with managers and their teams in order to address the key issues and concerns that arose.

The survey generated demographic data by business, location and function that was used to carry out focused action planning in areas that received a low rating. All managers who had a response group of more than eight employees received a report that related specifically to their team. High-level reports were also produced for Marconi overall and for key areas of the business or specific regions.

The action plans were held on a central planning tool accessible to all managers. The tool was actively reviewed to ensure the actions were being updated and closed where appropriate.

An interim “Your Opinion” survey was conducted in February 2005. This survey was sent to a sample population of around 4,000 employees and was intended to act as a ‘temperature check’ on the progress made since the earlier survey.

In October this year, we plan to conduct another all-employee survey, which will again provide reports for all levels. The results will enable us to generate further action plans which should help improve motivation and productivity.

In addition to the “Your Opinion” survey, our CEO and members of the Executive Committee regularly visit Marconi sites around the world, holding employee communication sessions. The purpose of these sessions is to provide face-to-face updates on our situation as a business and give employees the opportunity to ask questions directly of the senior management team.

Employment policies

We have continued to review both our corporate and regional employment policies to reflect updated legislation and our Human Resource strategy. Particular focus has been placed on corporate ethics and human rights. This work will continue during the next year.

Marconi people providing support to their communities

Marconi supported a number of charities and education programmes during 2004-05, including:

•                  charity support for the NSPCC Full Stop campaign, Youth at Risk and United Way;

•                  Business in the Community; and

•                  charity fundraisers, including the Cystic Fibrosis Foundation’s Great Strides, Share the Warmth Coat Drive and the Tsunami appeal.

Marconi provides assistance, time and resources to employees who work on charitable or community activities. This has been enhanced by the introduction of more flexible working practices and increased communication at regional and site levels.

Technology overview

Introduction

Marconi’s core business is the provision of equipment and services to telecommunications service providers and other telecommunications network operators. Marconi sells the hardware and software to enable its customers to increase the capacity, predictability and reliability of voice, video and data communications carried over their networks. Marconi also provides services from design and implementation through to ongoing continuous support and operation of telecommunications networks.

During the last year it has become even more evident that the traditional telecommunications operator’s business model, which is based on a connection between revenue and usage, is breaking down. As operators struggle to profitably sustain their infrastructures, they have begun to consider transforming their networks to capture revenue and reduce costs. Next-generation networks will enable operators to create new infrastructures, capable of delivering multiple services, lowering costs, simplifying operations and improving responsiveness to customer demands.

Marconi is well positioned to help operators drive their network transformation projects.

The following section provides further details of the technologies which the Group offers to its customers. Readers may find it helpful to refer to the glossary of terms on pages 93 to 96.

Optical Networks

The Optical Networks business has focused on satisfying its customers’ requirements by continuing to evolve existing products while at the same time developing new products that enable operators to evolve to next-generation networks.

Marconi’s field-proven optical core solution is based on a range of optical core switches, the OMS3200 and MSH families, offering unprecedented scalability and flexibility in a compact footprint, and the new Multihaul 3000 DWDM optical core transmission system that is a single platform for spans of up to 4,000km.

At the heart of Marconi’s Metro solution is the optical multiservice Metro OMS1664 family for high capacity, traffic consolidation and grooming in Metro Core or larger Metro Edge applications. This platform offers TDM and data aggregation, switching and transport at line rates of 2.5 and 10 Gbit/s in a single platform.

Marconi’s Series 4 SMA is a comprehensive range of optimised STM1/4 multiplexers suitable for smaller Metro networks where higher port densities are required. The implementation of PacketSpan Ethernet technology brings next-generation SDH functionality to these and previous generations of Marconi’s SMA & MSH multiplexers via a range of simple plug-in cards.

In further support of Ethernet services, Marconi has unveiled the OMS2400, which offers a resilient and highly scalable Ethernet platform, interoperability with existing SDH, WDM and MPLS networks.

Marconi has added the GigaEdge 8200 & GigaEdge 2330 to its family of Optical Multiservice Edge products. Intended for use in Metro-access rings and point-to-point applications, this reconfigurable CWDM system offers flexibility and simplicity, whilst delivering carrier-class service.

In June 2004, Marconi took part in the world’s first multi-carrier optical network interoperability demonstration, involving 15 vendors and seven carriers worldwide, simultaneously in China, Germany, Italy, Japan and the USA, intended to give carriers and their customers confidence to move forward with their next-generation network plans.

Focus on Telstra

Following on from Telstra’s decision in 2003 to award Marconi a contract for the supply of 10 Gbit/s transmission equipment, Telstra awarded Marconi the sole supply contract for its next-generation transport network technologies. The enhancements to the Telstra network will cover its Access layer, Metropolitan and Regional networks, Core transport layer and associated network management systems.

Focus on Deutsche Telekom

In January 2005, Marconi announced that T-Com, the fixed-network unit of Deutsche Telekom, is to use Marconi’s Multihaul 3000 platform as the first building block of Europe’s first 40 Gbit/s, high-capacity optical network. The Multihaul 3000 will act as an expressway carrying high-bandwidth traffic between switching nodes in the network, with a capacity of 3.2 Tbit/s on each optical fibre pair.

Access Networks

Today’s network operators want a multi-service ‘triple play’. The Marconi Access Hub is a next generation multi-service access node (MSAN) combining copper and fibre delivery of broadband multimedia services. It supports an extensive range of copper and optical line and back-haul interfaces that provide operators with a smooth, future-proof migration to high value-added IP-based services. The Access Hub’s revolutionary Combo card, which offers voice and ADSL services on the same card, provides flexibility of deployment as new services are enabled remotely from the network management system, significantly reducing the provisioning time and cost.

The introduction of a protocol-agnostic switching card to the Access Hub will allow Marconi to meet the increasing demands of operators planning to migrate from ATM and hybrid networks to distributed IP environments.

During 2004 Marconi also announced a new Very High Speed Digital Subscriber Line (VDSL) version of the Combo card and a new fibre-to-the-home card that uses Ethernet technology to deliver video at speeds of up to 100 Mbit/s to every subscriber.

Focus on Bulldog Communications

Marconi has been awarded a multi-year frame contract by Bulldog Communications to supply the UK broadband plus phone company with Marconi’s next-generation Access Hub platform. The initial phase of the three-year deal comprises the installation of Marconi’s MSAN platform, the Access Hub, across 38 local exchanges in central London.

Focus on Wind

Wind, the Italian operator offering integrated fixed, internet and mobile telecommunications solutions, uses functionality within Marconi’s Access Hub to deliver a suite of broadband services to its customers.

Fixed Wireless

MDMS is Marconi’s broadband wireless local loop point-to-multipoint access radio solution. MDMS serves small and medium sized businesses with high customer densities demanding a high quality of service or can be used as a feeder in cellular backhaul networks especially 3G (UMTS) networks. In addition, we have recently reduced the size of the point-to-point radio product, MDRS long haul, by 70% and the associated power consumption by 50% to significantly improve its competitiveness.

AXR is Marconi’s new Access Radio designed for Metro-access feeder networks. The cell/packet based AXR can be used in point-to-point and point-to-multipoint configurations via a single platform, reducing operating costs of spares, logistics and training.

Marconi also continued to drive forward standards-based broadband wireless access this year, by bringing Marconi’s wireless heritage and ETSI experience to the WiMAX Forum, established to drive the deployment of IEEE 802.16-based wireless networks and help ensure the compatibility and interoperability of broadband wireless access equipment.

Focus on E-Plus

Marconi and German mobile network provider E-Plus Mobilfunk have worked together continuously since 1994. In January 2005, Marconi announced that it had renewed a frame contract for the supply of PDH wireless technology until 2007, including delivery, deployment and implementation, plus a wide range of after-sales support such as a hotline, helpdesk, training and ‘swap & repair’ services.

Broadband Routing and Switching

The BXR-48000 is an extremely versatile multiservice router, providing up to 480 Gbit/s of full-duplex, deterministically non-blocking throughput (960 Gbit/s simplex), through a unique architecture that is optimised to handle IP routing, MPLS switching and ATM switching simultaneously.

The ASX-4000 can switch at transmission speeds ranging from 10 Gbit/s to 40 Gbit/s and can be positioned either within the Core or at the Edge of service provider networks or high-capacity private networks.

During 2004, Marconi announced a new networking device, the MPG™-1000, a media and protocol gateway that extends the benefits of high-speed encryption to a variety of network interfaces in use over local-area, wide-area and storage-area networks.

Marconi has also announced enhancements to its ViPr (virtual presence) communications system, to give ViPr users new tools for remote SIP-based video communications, including up to 15-way videoconferencing and improved display of streaming video.

Data communications

In May 2005, Marconi and Huawei Technologies Co Ltd of China signed a mutual distribution agreement, whereby the two companies will resell parts of each other’s product portfolio.

Under the agreement, Marconi will resell a full range of Huawei carrier-class data communications products to telecommunications service providers, for example the Quidway NetEngine and AR series. The extended portfolio will complement and augment a suite of data communications products that Marconi currently develops and sells, including the ASX, TNX and BXR multiservice switching and routing platforms.

Adjusted research & development expenditure on Continuing Operations

Product area 2004-05	(%)
1 Optical Networks	43
2 Access Networks	36
3 BBRS	18
4 Network Services	3

Impact SoftSwitch and voice solutions

The Marconi Impact SoftSwitch provides a full range of traditional telephony and new IMS-enabled services across a variety of protocols and is capable of delivering new services to residential and business communities. It has carrier-class functionality built in, based on Marconi’s experience of building and delivering voice services for network operators. The total solution is further enhanced with a range of partnerships with leading edge suppliers of CPE, gateways and applications.

For instance, Marconi and Operax are working together to provide a bandwidth management solution that enables service providers to set policies for the use of bandwidth resources on a converged network. Marconi also has a strategic product development partnership with Newport Networks for session border controllers, and a relationship with NewHeights that will enable Marconi and its service provider customers to offer softphone capabilities to end users. Marconi can also offer to service providers Impact Ultrakey, a hosted IP key system application, developed in conjunction with partner Mitel Networks.

Marconi’s Impact SoftSwitch has been successfully proven in operator trials and live networks. When combined with the Marconi Access Hub as an MSAN, Impact SoftSwitch is capable of transitioning PSTN infrastructure to next-generation network architecture, in order to deliver a greater end user experience and significant operating expenditure savings.

Focus on Kingston

During 2004, Kingston Communications became the first mainland UK operator to accept a fully configured Impact SoftSwitch into its network, laying the foundation for next-generation services development. Kingston’s deployment uses eight Impact SoftSwitches to provide Kingston with the foundation of a next-generation network that will enable the development of new IP-based services.

Focus on Gamma Telecom

In January 2005, it was announced that Gamma Telecom is installing Marconi’s next-generation Impact SoftSwitch platform to deliver IP-based services and to meet confirmed and forecast growth requirements from its indirect reseller channels.

Multiservice Network Management

Marconi’s ServiceOn network management portfolio supports all the Group’s Access, Data, Optical and Switching solutions including IP, ATM, DWDM and SDH, xDSL, Radio and Impact SoftSwitch technologies. It also supports selected partner products, provides operators with end-to-end, scalable, carrier-class network management solutions and value-add software modules, to optimise the efficiency of customers’ networks.

The Group’s cross-domain management solution, ServiceOn Integrator, provides a converged platform that consolidates existing management resources into an easy-to-use application.

During 2004 Marconi launched a range of value-add software modules including ServiceOn Client Circuit Centre and ServiceOn Automatic Switched Transport Node (ASTN). ServiceOn Advantage Client Circuit Centre provides automated end-to-end provisioning of Ethernet circuits. The Group’s ServiceOn Advantage ASTN Module supports the dynamic provisioning and restoration of services. It has been tried and tested within the global optical market and is being deployed in live networks in Europe. Recently, Marconi was selected as project leader in Europe’s advanced network research project, “MUPBED”, in which it was the only vendor providing a core network solution, featuring ASTN on its optical core switches.

Statutory and financial contents

Directors
Corporate governance
Directors’ report
Report to shareholders by the Board on directors’ remuneration
Corporate social responsibility
Statement of directors’ responsibilities
Independent auditors’ report
Consolidated profit and loss account
Balance sheets
Consolidated cash flow statement
Reconciliation of net cash flow to movements in net monetary funds/(debt)
Consolidated statement of total recognised gains and losses
Reconciliation of movements in equity shareholders’ interests
Notes to the accounts
Statistical information 2001 to 2005
Information for shareholders
Shareholder services
Notice of Annual General Meeting
Glossary of terms

Directors

J F Devaney

Chairman; Chairman of the Nomination Committee (b)

Aged 59. Appointed Chairman of the Board of directors of Marconi Corporation plc in December 2002, he is also Chairman of the Nomination Committee. Mr Devaney is founder and chairman of BizzEnergy Group Limited and chairman of Ergo Finance LLP and MCC Energy plc. He was appointed to the board of NATS Holdings Limited (National Air Traffic Services) on 1 July 2005 and became non-executive chairman from 1 September 2005. He was a director of EA Technology Limited until May 2003 and chairman of Liberata plc until November 2002. He stepped down in September 2002 as chairman of EXEL plc and was a non-executive director of HSBC Bank plc from 1994 to 2000 and British Steel Limited (now known as Corus UK Limited) from 1998 to 1999. He was executive chairman of Eastern Electricity Limited until 1998 and prior to that executive chairman of Kelsey-Hayes Corporation.

M K Atkinson

Senior Independent Director; Chairman of the Audit Committee (a)(b)(c)

Aged 60. Appointed non-executive director of Marconi Corporation plc in December 2002, he is also Chairman of the Audit Committee and was designated Senior Independent Director in March 2004. He is the senior non-executive director of Coca-Cola HBC S.A. (Athens) and chairman of its audit committee. In January 2005 he was appointed a non-executive director of The Standard Life Assurance Company Limited and is a member of its audit committee. In May 2005 he was appointed a non-executive director of Axalto Holding N.V. and is chairman of its audit committee. He was a non-executive director of Cookson Group plc from April 2003 until April 2005 where he served as the senior independent director and chairman of its audit committee. Previously he served as group finance director at Lloyds TSB Group plc between 1994 and 2002 and remained on that board as a non-executive director until April 2003. Mr Atkinson spent his early career in Latin America and the Middle East and held various senior management roles internationally and in the UK for 24 years before becoming Lloyds TSB Group plc’s finance director.

P S Binning

Chief Financial Officer

Aged 45. Appointed to the Board of directors of Marconi Corporation plc in October 2003. He previously held a number of senior corporate and operational finance roles at Diageo Plc from 1986, most recently as corporate finance director, group financial controller, CFO Europe and CFO Americas. Prior to joining Diageo, Mr Binning worked for Solex Plc and Electrolux Limited.

K R Flaherty

Non-executive director; Chairman of the Operations Committee (b)(c)(d)

Aged 54. Appointed non-executive director of Marconi Corporation plc in May 2003. Ms Flaherty is currently chief marketing officer of AT&T Business Services and serves as a non-executive director of GenTek, Inc. She was formerly a director of CMS Energy Corporation and Consumers Energy Company. She is a US based global telecommunications executive with over 20 years’ experience in the communications industry. She spent 17 years with MCI Communications Corporation, latterly as senior vice president, global product architecture and engineering. Between 1995 and 1997, she spent two years on secondment from MCI to BT, during which time she was BT’s marketing director for National Business Communications and between 1998 and 2001 she was in Brussels and New York as president and chief operating officer of Winstar International, a fixed wireless communications company.

P C F Hickson

Non-executive director; Chairman of the Remuneration Committee (a)(b)(c)

Aged 60. Appointed non-executive director of Marconi Corporation plc in May 2004, he is also Chairman of the Remuneration Committee. Mr Hickson has been chairman of AWG plc since January 2003 having been a non-executive director of the company since May 2002. He was group finance director of Powergen plc from 1996 to 2002 and of MAI plc from 1991 to 1996. He was also a non-executive director of RAC Plc from 1994 to 2002.

W K Koepf

Non-executive director (a)(b)(c)(d)

Aged 63. Appointed non-executive director of Marconi Corporation plc in December 2002. Mr Koepf is a director of PXP Software AG (formerly Pixel Park CEE Holdings AG) and Gemplus International SA as well as an adviser to venture capital company Techno Venture Management GmbH. Previously he was chief executive officer of Compaq Computer Corporation for the EMEA region until 2002. Prior to joining Compaq he held a range of senior management positions with some of the world’s leading technology companies, including Texas Instruments, Siemens and European Silicon Structures S.A.

D F McWilliams

Non-executive director (a)(b)(c)(d)

Aged 53. Appointed non-executive director of Marconi Corporation plc in September 2003. He is founder and chief executive of the Centre for Economics and Business Research (cebr); an independent consultancy providing analysis, forecasting and strategic advice to major UK and multi-national corporations, financial institutions, government departments and agencies as well as the European Commission. He is an economics adviser to the Chartered Institute of Marketing. Prior to founding cebr in 1993, Mr McWilliams spent four years as chief economic adviser to the CBI. He is also a former chief economist with IBM United Kingdom Limited.

M W J Parton

Chief Executive Officer

Aged 51. Appointed to the board of directors of M (2003) plc in January 2000 and became a director of Marconi Corporation plc in November 2001. He resigned as a director of M (2003) plc following the restructuring of the Marconi Group in 2003. Mr Parton was appointed Chief Executive Officer of the Marconi Group in September 2001. He joined GEC in 1991 as finance director of GPT, GEC’s telecommunications joint venture with Siemens, and was appointed managing director of GPT’s public networks group in 1995, managing director of GEC’s industrial group in 1997 and Chief Executive Officer of Marconi Communications in July 1998. Previously he held a number of finance appointments in STC Telecommunications Limited, between 1986 and 1991, GEC-Marconi Limited, between 1980 and 1986, and ICL plc, between 1977 and 1980.

Company Secretary

M A Skelly, 34 Grosvenor Square, London W1K 2HD

Registered Office

New Century Park, PO Box 53, Coventry CV3 1HJ

Denotes membership of:

(a) Audit Committee

(b) Nomination Committee

(c) Remuneration Committee

(d) Operations Committee

Corporate governance

Marconi Corporation plc (the Company) was the holding company of the Marconi Group throughout the period under review.

The principal corporate governance guidance that applies to UK companies listed with the United Kingdom Listing Authority is contained in the 2003 FRC Combined Code (the Combined Code), which was introduced in 1998 and revised in 2003.

As the Company’s American Depositary Receipts are listed on Nasdaq, it must also comply with the Nasdaq Marketplace Rules including the rules on corporate governance, as they currently apply.

The Board

The Company is controlled through the Board of directors which currently comprises the Chairman, two executive directors and five non-executive directors who, with their different backgrounds, bring with them a wide range of expertise and experience to the Company. The Board considers all five of the non-executive directors to be independent both in relation to the criteria set out in the Combined Code and the Nasdaq rules on corporate governance. There are no cross-directorships or ‘interlocks’ between any of the directors arising from their directorships of other companies.

The names and biographical details of the directors, together with the membership of the principal Board committees, are set out on page 23.

There is a clear division of responsibilities between the Chairman and Chief Executive Officer with no single individual having unfettered powers of decision. The Chairman is responsible for running the Board and ensures that all directors receive sufficient, accurate, clear and relevant information on financial, business and corporate matters, in a timely manner, to enable them to participate effectively in Board decisions. The Chairman’s other significant business commitments are his non-executive chairmanships of BizzEnergy Group Limited, Ergo Finance LLP, MCC Energy plc and NATS Holdings Limited.

The Chief Executive Officer’s primary role is the effective management and proper control of the Company’s businesses with the objective of achieving the delivery of the strategic and financial objectives approved by the Board from time to time.

Mr M K Atkinson was designated the Senior Independent Director throughout the year and continues to fulfil this role. In this capacity, he is available to shareholders should they have concerns that they are unable to resolve through the normal channels of contact with the Chairman, Chief Executive Officer or Chief Financial Officer. He is also responsible for leading the performance evaluation of the Chairman.

The Board ordinarily meets at least 10 times a year but holds additional meetings when circumstances require. Between meetings, the Chairman, the Chief Executive Officer and the Company Secretary update the non-executive directors on current matters. In addition, the Chairman holds meetings with the non-executive directors, without the executive directors present, and the Senior Independent Director holds meetings with the non-executive directors, without the Chairman present.

The Board does not have a formal policy limiting the number of other boards that directors may serve on but evaluates this on a case-by-case basis. No executive director served on any other boards during the year under review.

The Board, which has reserved certain specific matters to itself, is responsible for overall Group strategy, acquisition and divestment policy, consideration of significant financial matters, review of the financial performance and strategic direction of the operating businesses and establishing appropriate levels of delegated authority.

Directors receive appropriate training on appointment and as necessary thereafter. They attend an induction programme which aims to provide an understanding of the Company, its strategy, structure, geographical spread of operations, financial position, the markets in which it operates, its products and technologies, its people and, where appropriate, their legal responsibilities as a director. The directors have access to the advice and services of the Company Secretary, who is responsible for advising them on corporate governance matters, and there is an approved procedure by which all directors can obtain independent professional advice at the Company’s expense in furtherance of their duties, if required.

Performance evaluation

The Company engaged the services of an external consultancy to assist with Board performance evaluation. The first phase, which took the form of a detailed questionnaire sent to each director, related to the performance of the Board and its principal committees. As a result of the process, the Board was satisfied with its effectiveness and that of its principal committees and it identified specific objectives for itself in addition to the objectives set for the executive directors.

The second phase dealt with the performance of individual directors and included a detailed questionnaire and peer reviews. The feedback on the second phase was provided to the Chairman for all other directors and to the Senior Independent Director in respect of the Chairman. The results confirmed that the directors were performing effectively.

Board committees

Terms of reference of the Audit, Nomination, Operations, Remuneration and Executive committees of the Board are published on the Company’s website (www.marconi.com) and are available on request from the Company Secretary. The principal committees and a description of their terms of reference, are as follows:

Audit Committee

The Board believes that Mr Atkinson, who chairs the committee, has the appropriate recent and relevant financial experience to do so. All the members of the committee are independent non-executive directors. The committee meets formally at least four times a year with the Chairman, Chief Executive Officer and Chief Financial Officer attending by invitation.

The committee’s principal activities relate to (1) the engagement of external auditors and the monitoring of their effectiveness and independence, (2) considering the effectiveness of the internal audit function (see page 27), (3) reviewing the Group’s accounting and financial reporting procedures and systems of internal control, and (4) reviewing formal announcements relating to the Company’s financial performance, including quarterly and annual results announcements and annual financial statements. The Company’s internal and external auditors attend committee meetings by invitation and meet, several times a year, with the committee members in the absence of the executive directors and management.

To fulfil its responsibility for ensuring auditor objectivity and independence, the committee receives regular reports from the Company’s external auditors in relation to any non-audit services provided, proposed or contemplated and is required to pre-approve the provision of such services and take whatever actions or make whatever recommendations it feels are appropriate to maintain the objectivity and independence of the external auditors. The audit committee has implemented procedures relating to the provision of non-audit services by the Company’s auditors. These include (1) the maintenance of a schedule of certain non-audit services, including consultancy, investment banking and legal services, which the Company is specifically prohibited from obtaining from the audit firm, (2) requiring the selection of providers of permitted non-audit services to be subject to a tender process, where appropriate and (3) requiring non-audit work and the fees involved to be approved in advance by the audit committee.

An analysis of the fees payable to the external audit firm in respect of both audit and non-audit services during the year is set out in note 27 to the accounts.

The committee is also responsible for the arrangements in relation to the Company’s Financial Code of Ethics and its “Speak up” policy, which provides a facility for employees to raise concerns, in confidence, about possible accounting irregularities, failures of internal controls or other similar matters. The Code and policy are published on the Company’s website.

Nomination Committee

This committee is chaired by Mr J F Devaney. The committee evaluates the balance of skills, knowledge and experience represented on the Board and makes recommendations to the Board concerning any adjustments deemed to be necessary.

Following a process, which involves the preparation of a job specification and assessment of the capabilities required to fulfil it, briefing an external executive search consultancy and interviewing any candidates that the committee feels are appropriate from those identified by the search consultancy, the committee makes recommendations to the Board on all proposed new appointments of directors.

In accordance with the Company’s Articles of Association, all directors are subject to reappointment at the first annual general meeting following their appointment and to reappointment thereafter at intervals of no more than three years. Details of directors seeking reappointment at this year’s Annual General Meeting can be found on page 29.

As a result of the first phase of the Board performance evaluation process, which was led by the Chairman and involved the whole Board, the committee’s responsibilities, defined in its terms of reference, have subsequently been expanded to include this function.

Operations Committee

This committee meets at least twice a year. Its current membership comprises Ms K R Flaherty, who chairs the committee, Mr W K Koepf and Mr N D Sutcliffe, the Group’s Head of Operations. The committee’s main functions include the review of the Group’s manufacturing strategy, product cycle management, sales and marketing strategy, delivery performance, quality performance and customer satisfaction.

Remuneration Committee

The Report to shareholders by the Board on directors’ remuneration, on pages 31 to 41, describes the membership and terms of reference of the committee. It also sets out the Company’s remuneration policy, practice and details of the remuneration of individual directors. Approval of this report will be sought at the forthcoming Annual General Meeting.

Executive Committee

This committee, which normally meets monthly, comprises the executive directors, the regional managing directors and five nominated senior executives. The current membership of the committee is Mr D C Beck, Mr G Bertolina, Mr P S Binning, Mr A L Evans, Mr J Ferrara, Mr M Harriman, Mr S Kindt, Mrs E Nardi, Mr M W J Parton, Mr M E Plato, Mrs M A Skelly, Mr R J Smith and Mr N D Sutcliffe. The quorum (of three) requires the presence of at least two executive directors. Mr M W J Parton chairs the committee.

The committee’s main functions include approval of the Group’s business plan and budget, the review of performance against plan, the Group’s strategies in areas including technology, people, information technology, corporate communications and change programmes, all subject to approval by the Board. This committee also deals with day to- day matters of a routine nature (for which the quorum is two, one of whom must be an executive director). The committee also fulfils the role of a business risk committee.

Attendance at meetings

The following table indicates the number of Board meetings and meetings of the Audit, Nomination and Remuneration committees held in the year to 31 March 2005 and attendance at those meetings.

	Board	Audit	Nomination	Remuneration
Number held	13	7	1	6
Number attended (number eligible to attend)
J F Devaney	12 (13)	N/A	1 (1)	N/A
M K Atkinson	13 (13)	7 (7)	1 (1)	6 (6)
P S Binning	13 (13)	N/A	N/A	N/A
M J Donovan	8 (8)	N/A	N/A	N/A
K R Flaherty	12 (13)	N/A	1 (1)	6 (6)
P C F Hickson	12 (12)	7 (7)	1 (1)	6 (6)
W K Koepf	12 (13)	6 (7)	1 (1)	6 (6)
D F McWilliams	12 (13)	7 (7)	1 (1)	4 (4)
M W J Parton	13 (13)	N/A	N/A	N/A

The Chairman was unavailable for one Board meeting due to ill-health. That meeting was chaired by the Senior Independent Director. The chairmen of the principal committees were available and chaired all of the relevant committee meetings.

All directors in office at the commencement of the annual general meeting held on 13 September 2004 were in attendance for the meeting.

Relations with shareholders

The Company gives a high priority to communication with shareholders. The announcement of interim and final results provide opportunities for the Company to answer questions from institutional investors covering a broad range of issues. In addition, there is regular dialogue with institutional investors to ensure a mutual understanding of objectives.

The Company’s website (www.marconi.com) provides access for all shareholders to information about the Company including the annual report and quarterly financial reports, details of recent announcements, investor presentations and share price information. Shareholders are able to put questions to the Company through its website.

The Chief Executive Officer and Chief Financial Officer maintain a regular dialogue with the Company’s major institutional investors and brief the other members of the Board on the views expressed by those investors. In addition all directors receive analysts’ briefing notes on the Company. The Chairman and Senior Independent Director are available to institutional investors to discuss corporate governance matters, as and when required, and the Chairman invites major institutional investors, should they wish, to meet with newly appointed non-executive directors.

The Chairman of the Remuneration Committee discussed certain aspects of senior executive compensation arrangements with a number of major institutional investors during the period under review.

The Company aims to deal expeditiously with all enquiries from individual shareholders. Individual shareholders also have the opportunity of attending annual general meetings, to put questions to the Chairman and the other directors. Directors also meet informally with shareholders after the meeting. The Company keeps under review ways in which it can communicate more effectively with its shareholders throughout the year as well as at annual general meetings.

It is the Company’s practice to send the notice of the Annual General Meeting and related papers to shareholders at least 20 working days before the meeting and to propose separate resolutions on each substantially separate issue. Votes will be taken by poll at the forthcoming Annual General Meeting and the results, including any votes withheld, will be published as soon as possible after the conclusion of the meeting. All directors are expecting to attend this year’s Annual General Meeting.

Financial reporting

The Board includes a detailed review of the performance and financial position of the Group’s businesses on pages 6 to 17. In making this available alongside the Chairman’s statement, the Chief Executive’s review and the Directors’ report, the Board seeks to present a balanced and understandable assessment of the Company’s position and progress. Furthermore, the Company publishes quarterly results announcements, which provide a regular update on the Company’s performance throughout the year.

Internal control

The Board has established procedures that enable the Group to comply with both the guidance on internal controls issued by the Turnbull Committee and that included in the Combined Code. In addition, the Group intends to comply fully with the Nasdaq Marketplace Rules on corporate governance, as they come into force.

Responsibility

The directors have overall responsibility for the Group’s system of internal control and for reviewing its effectiveness. Any system of internal control can only manage and not eliminate the risk of failing to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Risk and the control structure

A framework for managing risk exists within the Group and the Board oversees an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. These risks include strategic, operational, commercial and financial matters.

Terms of reference clearly define responsibilities of the Board, the Executive Committee and the Audit Committee and written policies establish levels of delegated authority throughout the Group’s businesses.

A formal business risk management process, in accordance with the Turnbull guidance, has been followed during the year and up to the date of this report from which the Audit Committee has established an internal audit plan. The risk process identifies, evaluates and manages significant risks faced by the Group. Risks are identified through a ‘bottom up’ process whereby each management unit maps the risks they face, evaluates the likelihood of the risks occurring and the impact if they do occur. The Executive Committee has assessed and prioritised the management unit risks, identified potential Group risks and developed action plans to mitigate these risks to a desired level. Progress is reviewed quarterly against these plans.

Developments in control processes

During the year the Group redeemed the last remaining Loan Notes established as part of the financial restructuring in May 2003 but continues to apply many of the controls that were put into place in 2003 to ensure compliance with the terms of the Loan Notes.

Following the SEC’s announcement of a one year delay in the application of Section 404 of the Sarbanes-Oxley Act of 2002 to foreign registrants, the Group’s certification date will now be 31 March 2007. The Group has continued to develop appropriate documentation and testing procedures to demonstrate compliance. A substantial amount of internal audit resource has been deployed in support of this work.

The Group has increased the capacity and capability of its finance function, by implementing a new consolidation and reporting IT system with effect from 1 April 2005, and is planning the replacement of its UK ERP system.

The Group has established a Finance Committee that reports to the Board on the management of financial risks and policy, including compliance with debt covenants, funding and capital structure and tax and treasury policy. Following the removal of restrictions imposed by the terms of the Loan Notes on the use of derivatives, the Group’s Treasury function has developed hedging policies and procedures. These are reviewed by the Finance Committee and Audit Committee prior to implementation and on an ongoing basis.

In the latter part of the year the Group’s outsourced internal audit function was moved to KPMG following a competitive tender process. The audit plan for the new financial year has been approved by the Board and Audit Committee.

Control environment

A comprehensive system exists for controlling the business and risks, ensuring adequate stewardship of assets, reporting accurate and timely financial information and maintaining proper accounting records.

Financial results and key operating statistics are prepared and reported in accordance with Group policies and procedures. Forecasts are prepared each quarter and actual results are compared with forecasts and budgets and reviewed each month by the Executive Committee and the Board.

Budgets are prepared by management units, reviewed by the Executive Committee and approved by the Board. Business units have also prepared comprehensive assessments and evaluations of business risks that are reviewed by the Executive Committee.

Corporate reviews and approval procedures are in place to cover investments, disposals, strategy, capital expenditure, contract tenders, research and development investment, litigation, industrial relations, treasury management, insurance, taxation, outsourcing, pensions and environmental issues.

A Financial Code of Ethics exists for the Chief Executive Officer, Chief Financial Officer and senior finance team. The Code deals with honest and ethical conduct, disclosure in reports and accounts and compliance with laws and regulations. In addition, a wider code of conduct for all employees has also been adopted, which includes a “Speak up” policy that provides a means of communication to enable employees to raise, amongst other things, concerns about the Group’s financial conduct.

Monitoring of internal controls

Clear processes exist for monitoring internal controls and reporting any significant control weaknesses and mitigation plans. These are co-ordinated by the Audit Committee.

Business units and members of the Executive Committee certify quarterly to the Chief Executive Officer and Chief Financial Officer, through a letter of assurance, compliance with internal policies and procedures, including balance sheet reviews and revenue recognition, ethics and fraud, local laws and regulations, delegated authorities, related party transactions, IT policy and reporting internal control weaknesses. The Chief Executive Officer and Chief Financial Officer consider the letters of assurance, interview those who have prepared them and monitor actions taken to address any significant issues. Summaries of these certifications are presented to the Audit Committee quarterly. In addition, the Audit Committee reviews disclosures arising from this process proposed for inclusion in the Group’s quarterly financial reports filed in the UK and US.

Members of the Executive Committee also review and approve the information disclosed in the Group’s quarterly financial reports filed in the UK and US.

The Audit Committee reviews, on behalf of the Board, the effectiveness of the system of internal control and carried out the following during the year:

•                  a review of the external audit plan, scope and materiality of audit work, key judgements, management representations, audit issues and resolution and compliance with accounting policies;

•                  a review of internal audit plans and linkage to the risk maps;

•                  consideration of management reports on financial results and key judgements, external management letters and internal audit reports and recommendations on internal control systems and any significant weaknesses; and

•                  a review of actions being taken to address control weaknesses in a timely manner.

Reports from the Group’s external auditors are presented quarterly to the Audit Committee prior to filing of the Group’s quarterly financial reports in the UK and US. They discuss any internal control issues and financial reporting matters.

Review of effectiveness

The directors confirm that the Audit Committee has considered, within the past 90 days, the adequacy of internal controls and that the Board has reviewed the effectiveness of the system of internal controls described above, for the year ended 31 March 2005 and for the period to the date of approval of the financial statements.

There were no significant changes in the design of the internal controls subsequent to the most recent evaluation.

The directors have also concluded that the disclosure controls and procedures are effective for the year under review and to the date of the approval of the financial statements.

Compliance statement

The Listing Rules of the United Kingdom Listing Authority require the Board to report on compliance with the provisions contained in Section 1 of the Combined Code throughout the accounting period and up to the date of approval of the financial statements. Throughout, and since, the year ended 31 March 2005, the Company has been in compliance with the provisions set out in Section 1 of the Combined Code.

Directors’ report

Profits and dividends

The profit for the year to 31 March 2005 on ordinary activities after taxation and minority interests amounted to £21 million (2004: £153 million loss).

The Board has determined that no dividend will be declared in respect of the year ended 31 March 2005 (2004: £nil).

Review of the Group

An analysis of results, net assets and liabilities for the Company, its subsidiaries, and its share of joint ventures and associates is shown in note 2 to the accounts. A commentary on the activities of the Group and outlook is given in the Chief Executive’s review on pages 4 and 5 and the Operating and financial review on pages 6 to 17. A review of the Group’s research and development activities can be found in the Technology overview on pages 20 and 21.

The Company acts as a holding company; its subsidiaries and associated companies are principally engaged in the provision of telecommunications equipment and services together with associated support applications. Further details of the principal subsidiaries, joint ventures and associates are shown in note 14 to the accounts.

Acquisitions and disposals

The disposal of the Group’s Outside Plant and Power business in August 2004 was the only material disposal made during the year ended 31 March 2005.

Directors

The directors are listed on page 23, together with their biographical details.

Mr P C F Hickson was appointed to the Board on 6 May 2004 and reappointed at the 2004 annual general meeting.

Mr M J Donovan resigned from the Board on 1 November 2004.

Mr M W J Parton and Mr M K Atkinson will retire from office at the 2005 Annual General Meeting and, being eligible, offer themselves for reappointment.

Further details of the committees of the Board are given in the Corporate governance report on pages 24 and 25 and details of the remuneration packages of the directors and their share interests in the Company are contained in the Remuneration report on pages 31 to 41.

The Articles of Association of the Company contain an indemnity in favour of all of the directors of the Company that, subject to the law, indemnifies the directors from the assets of the Company against any liability incurred by them in defending any proceedings in which judgement is given in their favour (or otherwise disposed of without any finding or admission of any material breach of duty on their part). Provisions exist in the letters of engagement of each of the non-executive directors reflecting the indemnity contained in the Articles. The Company also maintains appropriate insurance cover in respect of legal action against the directors.

Substantial holders of share capital

As at 1 September 2005 (the latest practicable date prior to the approval of this report), the Company had been notified, pursuant to Sections 198 to 202 of the Companies Act 1985, of the following holdings of 3% or more of the Company’s issued ordinary share capital:

AMVESCAP PLC as agent for INVESCO Perpetual UK Investment Series	18.95%
Barclays plc	3.89%
FMR Corp and Fidelity International Limited	13.86%
HBOS plc	4.95%
Legal & General Group Plc companies	3.25%

AMVESCAP PLC has also made various disclosures under rule 3 of the rules governing substantial acquisitions of shares on Form SAR3, the most recent of which as at 1 September 2005 confirmed an interest in 61,087,332 shares (29.13% of the issued ordinary share capital) on behalf of discretionary managed clients of AMVESCAP.

Payment of creditors

It is the policy of the Group that operating subsidiaries agree with suppliers the best available terms taking account of quality, delivery, price and period of settlement and abide by those terms.

Marconi Corporation plc is a holding company and, as distinct from the Group, has no revenue and no trade creditors. It is therefore not possible to provide statistics for the Company as required by the Companies Act 1985.

Employees

A report on people in the Group can be found on pages 18 and 19.

Full and fair consideration is given to applications for employment from people with disabilities having regard to their aptitudes and abilities; special arrangements are made to support the continued employment of those who become disabled. Wherever practical, access, facilities and training programmes are made available allowing people with disabilities to participate at work to the best of their ability.

Individual employees and their representatives are kept informed of current business issues through the Group’s intranet website, telephone conference calls, briefing groups, training seminars and professional networks as well as through more formal consultative procedures.

Share option plans

In anticipation of the completion of the financial restructuring in May 2003, the Company conditionally adopted two new share option plans: the Marconi Corporation plc Senior Management Share Option Plan (the Management Plan) and the Marconi Corporation plc Employee Share Option Plan (the Employee Plan), which became effective on 19 May 2003. Summaries of the plans were contained in the prospectus of 31 March 2003, the plans are also described in the Remuneration report on pages 31 to 41. During the year, no options were granted to directors or senior managers under the terms of the Management Plan. Options over a total of 747,000 shares were granted to employees under the terms of the Employee Plan. As at 31 March 2005 options over 10.2 million shares were outstanding under the terms of the Management Plan and options over a total of 5.4 million shares were outstanding under the terms of the Employee Plan.

The Marconi Corporation plc Sharesave Plan was approved at the 2004 annual general meeting of the Company. As at 31 March 2005, options over 1.7 million shares were outstanding to employees of the Group under that plan.

Corporate social responsibility

A report on corporate social responsibility, including social, ethical and environmental conduct, can be found on pages 42 and 43.

Charitable donations

Charitable donations made by Marconi Group companies during the year amounted to £57,000 (2004: £57,000) of which £25,000 (2004: £nil) was donated to charities in the UK. These amounts exclude non-cash support provided by operating businesses to charitable organisations and educational establishments. Further information on charitable activities can be found in the report on Marconi people on pages 18 and 19.

Political donations

No political donations were made during the year (2004: £nil).

At the 2004 annual general meeting shareholders gave a four year authority for the Company and a number of its subsidiaries to make political donations or incur political expenditure, subject to financial limits, as a precautionary measure in light of the wide definitions in the Political Parties, Elections and Referendums Act 2000. These authorities have not been used and there is no intention to change the Group’s policy of not making political donations.

Capital reduction

On 21 May 2003 the Court approved a reduction of capital of the Company from £300,000,000 to £156,687,463.25 and the cancellation of £4,369,742,176.73 standing to the credit of the share premium account. One of the requirements of the reduction of capital involved the Company giving an undertaking to the Court to create a special reserve comprising the excess of the cancelled share capital and share premium account over the deficit on the Company’s profit and loss account as at 31 March 2003, which would be transferred to the profit and loss reserve as losses were incurred or when all of the creditors as at 22 May 2003 had been satisfied. Company losses of £97 million have been transferred during the year under review.

Post balance sheet events

A disclosure of post balance sheet events can be found in note 29 to the accounts.

Going concern

A statement is made in the Operating and financial review, on page 16 in relation to this matter.

Annual General Meeting

The Annual General Meeting will be held on 28 November 2005. The notice of meeting is set out in full on pages 90 to 92, and a proxy card is enclosed, for shareholders, with this report.

Resolution 3 proposes the reappointment of Mr M K Atkinson as a director of the Company. Mr Atkinson, who joined the Board shortly before the financial restructuring of the Group in 2003, is the Senior Independent Director and chairs the Audit Committee. His biographical details can be found on page 23. The Chairman confirms that, following formal performance evaluation, Mr Atkinson’s performance continues to be effective and that he demonstrates commitment to his role as an independent non-executive director of the Company, also that Mr Atkinson’s reappointment is consistent with the plans for the Board’s development that are subject to periodic review.

Resolution 4 proposes the reappointment of Mr M W J Parton as a director of the Company. Mr Parton became the Chief Executive Officer in September 2001 and led the Group through its financial restructuring in 2003. Since that time he has delivered the repayment of the Junior and Senior Loan Notes and continues to be instrumental in the reshaping of the Group to meet the challenges of today’s telecommunications industry. His biographical details can be found on page 23. The Chairman confirms that, following formal performance evaluation, Mr Parton’s performance continues to be effective and that he demonstrates commitment to his role.

The special business to be conducted at this year’s Annual General Meeting relates to:

•                  Resolution 7: which will be proposed as an ordinary resolution, authorising the directors to allot relevant securities up to a maximum value of £17,458,071, representing just under one third of the nominal amount of the issued share capital of the Company at the date of this report. This resolution is in place of the existing authority and will be effective until next year’s annual general meeting or, if earlier, 31 December 2006. It is the present intention of the directors to seek a similar authority annually. No treasury shares were held by the Company at the date of this report. The directors have no present intention of exercising this authority except in relation to the allotment of ordinary shares of 25p each on the exercise of warrants.

•                  Resolution 8: which will be proposed as a special resolution, authorising the directors to allot equity securities for cash other than on a pre-emptive basis. This authority will enable the directors to issue shares in connection with a rights issue and otherwise to issue shares for cash up to a nominal amount of £2,600,000 (representing just under 5% of the issued share capital of the Company at the date of this report), which includes the sale on a non pre-emptive basis of any shares the Company holds in treasury, if required. This resolution is in place of the existing authority and will be effective until next year’s annual general meeting or, if earlier, 31 December 2006. It is the present intention of the directors to seek a similar authority annually.

•                  Resolution 9: which will be proposed as a special resolution, authorising the Company to purchase up to a maximum of 20,900,000 of its ordinary shares of 25p each in the market, representing just under 10% of the issued ordinary share capital of the Company at the date of this report. The price paid for any shares purchased will not be less than the nominal value of 25p per share nor more than 5% above the average of the middle market quotation of the Company’s ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days preceding the day on which the shares are purchased. This resolution will be effective until next year’s annual general meeting or, if earlier, 31 December 2006. It is the present intention of the directors to seek a similar authority annually.

The directors have no current intention of using this authority but feel that the granting of this authority provides for greater flexibility in the management of the Company’s share capital.

The directors will only use this authority if they are satisfied that any purchase will lead to an increase in the earnings per share of the ordinary share capital in issue after the purchase and, accordingly, that the purchase is in the best interests of shareholders. The directors will also give careful consideration to the gearing levels of the Company and its general financial position.

If the directors use this authority, they may consider holding any shares purchased in treasury, in accordance with the provisions of the Companies Act 1985, rather than cancelling them. Shares held in treasury may subsequently be sold for cash, cancelled or used to satisfy share options or share awards under share incentive schemes. Once held in treasury, the Company is not entitled to exercise any rights, including the right to attend and vote at meetings, in respect of those shares. No dividend or other distribution of the Company’s assets may be made to the Company in respect of treasury shares.

The directors will have regard to the guidance issued from time-to-time by investor groups in relation to the purchase, holding or sale of treasury shares.

The total number of options to subscribe for ordinary shares outstanding on 1 September 2005 (the latest practicable date prior to the approval of this report) was 16,347,782. The proportion of issued share capital that they represented at that time was around 7.80% and the proportion of issued share capital that they would represent if the full authority to purchase shares is used would be 8.66%.

•                  Resolution 10: which will be proposed as a special resolution, approving the deletion of Article 111 of the Company’s Articles of Association. The reason for the deletion of Article 111, which is to allow executive directors and senior executives to participate in the Company’s Annual Incentive Plan, is set out in more detail in the letter from the Chairman of the Remuneration Committee to shareholders accompanying this report.

By order of the Board
Marconi Corporation plc

M A Skelly
Company Secretary
New Century Park, PO Box 53
Coventry CV3 1HJ

19 September 2005

Report to shareholders by the Board on directors’ remuneration

(A) Introduction

This Report outlines the Company’s policy on remuneration of executive and non-executive directors of the Company and senior executives of the Group and details actual remuneration of both executive and non-executive directors of the Company for the year ended 31 March 2005. During the year the remuneration of the Chairman and the executive directors was considered by the Company’s Remuneration Committee. The fees of non-executive directors were reviewed and determined by the Board.

This Report will be put to an advisory vote of shareholders at the forthcoming Annual General Meeting. The Board unanimously recommends that shareholders vote in favour of this Report.

(B) The Remuneration Committee:

(i) Membership

The Remuneration Committee was established by the Board with effect from 19 May 2003. The Committee currently comprises the following non-executive directors:

P C F Hickson (Chairman)

M K Atkinson

K R Flaherty

W K Koepf

D F McWilliams

P C F Hickson became a member and was appointed Chairman of the Committee on 6 May 2004. D F McWilliams became a member of the Committee on 30 November 2004. In accordance with the best practice recommendations of the Combined Code the Committee’s members are all independent of management and free from any business or other relationship, which could materially interfere with the exercise of their independent judgement. The Company Secretary acts as secretary to the Committee.

(ii) Terms of reference

The Committee operates in accordance with written terms of reference, which have been determined by the Board and take into account best practice and the requirements of the Combined Code. The Committee meets formally at least twice a year and otherwise as required.

The Committee makes recommendations to the Board on broad policy to be adopted for executive remuneration and on the total remuneration packages of the Chairman and the executive directors and certain other senior executives of the Group. This includes, where appropriate, the determination of basic salary, cash bonuses and other incentive scheme entitlements, other benefits including pensions and the terms of individual service agreements.

The Committee has access to the advice and services of Elisa Nardi, the Group Human Resources Director, and Peter Harris, the Head of Compensation, Pensions and Benefits, neither of whom have been formally appointed by the Committee. The Committee also takes the advice of the Chairman and Chief Executive, as appropriate, on the performance of executive directors and other senior executives but they do not participate in any discussion relating to their own remuneration. Kepler Associates have advised the Committee on executive remuneration policy and practice and provide no other services to the Company.

(iii) Remuneration policy and practice

Since 1 April 2004, the Committee has undertaken a review of the Company’s remuneration arrangements for executive directors and certain other senior executives of the Group and of market practice in conjunction with its advisers Kepler Associates. The key principles adopted by the Committee following the review are:

•                  remuneration will be set at levels which enable the recruitment and retention of talented executives;

•                  short and long-term incentives are required to retain and motivate executives to continue to deliver value to shareholders; and

•                  rewards will be dependent on performance and top-performing executives should attain base salaries and total remuneration above market medians and vice versa.

The main elements of remuneration of the Chairman and the executive directors during the year to 31 March 2005 were:

•                  basic salary;

•                  share based incentives; and

•                  pension.

During the year to 31 March 2005 the Chairman and the executive directors were remunerated by a combination of fixed and performance related elements. Fixed remuneration consists of basic salary, pension and benefits in kind. Performance related remuneration consists of share options. The performance related elements of remuneration are intended to provide a significant proportion of their potential total remuneration.

Following the review of the Company’s remuneration plans shareholders will be asked at the Company’s forthcoming Annual General Meeting to amend the Company’s Articles of Association to allow participants in the Management Plan (see below) to participate in the Company’s Annual Incentive Plan.

Basic salary

Basic salaries for the Chairman and the executive directors are normally reviewed annually by the Remuneration Committee. The general approach adopted by the Committee, when determining the level of salaries, is to take into account business performance, individual performance and skills and external competitiveness (in conjunction with other elements of remuneration). In assessing competitiveness, the Committee considers pay levels primarily across European companies in similar or adjacent market sectors, companies of a similar size, companies with whom we may compete for executive talent and pay levels generally across the Marconi Group.

As a result of the 2005 annual review, the basic salary of P S Binning was increased to £325,000 with effect from 1 July 2005.

During the year the Committee reviewed the remuneration arrangements for the Chairman, J F Devaney. The Committee determined that, with effect from 1 December 2004, he would no longer participate in any future performance related incentive plans although he will retain historical option awards. His basic salary was accordingly revised to £350,000.

Share based incentives

The Company currently operates the Marconi Corporation plc Senior Management Share Option Plan (the Management Plan), the Marconi Corporation plc Employee Share Option Plan (the Employee Plan) and the Marconi Corporation plc Sharesave Plan (the Sharesave Plan). The Remuneration Committee will determine, if appropriate, any future grants under these plans.

(1) The Management Plan

Options may be granted under the Management Plan for a period of up to five years from 19 May 2003 (the Plan start date). Under the initial grant made on 24 June 2003, options become exercisable in five tranches between 12 and 63 months after the Plan start date subject to the achievement of the following performance conditions:

	Percentage of shares
	subject to option that vest
	Participants
	who released
	Retention and
	emergence	Other
Tranche	plan rights*	participants	Condition
1	20	10	Repayment of 30% of the Junior Notes within 24 months after the Plan start date. Options will not be exercisable before 12 months after the Plan start date.

2	10	10	Repayment of 50% of the Junior Notes within 27 months after the Plan start date. Options will not be exercisable before 15 months after the Plan start date.

3	20	20	Repayment of 100% of the Junior Notes within 30 months after the Plan start date. Options will not be exercisable before 18 months after the Plan start date.

4	20	30

The Company achieving a market capitalisation of £1 billion and repayment of 100% of the Junior Notes within 39 months after the Plan start date. Options will not be exercisable before 27 months after the Plan start date.

5	(within 51 months of the Plan start date) 30	(within 51 months of the Plan start date) 30

The Company achieving a market capitalisation of £1.5 billion and repayment of 100% of the Junior Notes within 63 months after the Plan start date. Options will not be exercisable before 39 months after the Plan start date.

	(between 51 months and 63 months of the Plan start date) 20	(between 51 months and 63 months of the Plan start date) 20

*      Does not apply to P S Binning and J F Devaney. P S Binning’s options became exercisable in relation to 20 October 2003 being the date of commencement of his employment with the Company, rather than the Plan start date.

These performance conditions and the numbers of options granted to each participant were determined in order to:

• provide an incentive to deliver value to the Company’s shareholders through the repayment of debt and growth in market capitalisation; and

• provide a level of reward appropriate to the Company’s performance.

In order for tranche 5 to become exercisable, the rolling average market capitalisation must exceed the stated target for a 90-day period.

The performance criteria in respect of tranches 1 to 4 have now been met and tranches 1 to 4 have vested.

Options were granted to P S Binning, J F Devaney and M W J Parton under the Management Plan. Details are set out on page 41 of this report. Each of these grants is subject to the performance conditions explained above although the dates on which the option granted to P S Binning becomes exercisable differ. No director holds any share options (or any other long-term incentive), which are not subject to performance conditions. No further grants will be made to the Chairman or the executive directors under the Management Plan.

(2) The Employee Plan

Options may be granted under the Employee Plan for a period of up to five years from 19 May 2003. Options granted under the Employee Plan only become exercisable to the extent that the performance targets to which they are subject have been satisfied. The performance targets and vesting schedule for the initial grant of options are the same as those for the initial grant under the Management Plan.

Further options were granted under the Employee Plan in December 2004 subject to performance conditions, which are aligned with the initial grant of options. These conditions are:

Market capitalisation achieved after date of grant	Percentage of shares under option that become exercisable
Below £1.35 billion	0%
£1.35 billion	25% (if achieved before 19 August 2007) 16.67% (if achieved before 19 August 2008)
£1.5 billion and above	100% (if achieved before 19 August 2007) 66.67% (if achieved before 19 August 2008)
Between £1.35 billion and £1.5 billion	percentage of shares vesting will be prorated

(i) no option can become exercisable within 24 months of grant; and

(ii) any option, which does not become exercisable before 19 August 2008, will lapse.

The exercise price of options under the Employee Plan is determined by the Remuneration Committee and is not less than the middle market price of the Company’s shares as derived from the London Stock Exchange Daily Official List on a date (or dates, in the case of an average quotation) not more than 30 days prior to the date of grant of the options (or such other period as the Inland Revenue may agree in relation to Inland Revenue Approved Options). No options have been granted to the Chairman or the executive directors under the Employee Plan.

(3) The Sharesave Plan

The Sharesave Plan was approved by shareholders at the 2004 annual general meeting. Options granted under the Sharesave Plan are linked to a savings contract, the proceeds of which may be used to exercise the option. All employees (including the Chairman and the executive directors) are eligible to participate in the Sharesave Plan.

A total of 1,724, 274 options were granted to employees under the Sharesave Plan on 3 February 2005. The Remuneration Committee will determine if any future grants will be made under the Sharesave Plan.

Cash bonuses – Annual Incentive Plan

As referred to above, the Company, on the recommendation of the Remuneration Committee, will ask shareholders, at the forthcoming Annual General Meeting, to amend the Company’s Articles of Association, by the deletion of Article 111, to allow participants in the Management Plan to join the Company’s Annual Incentive Plan with effect from 1 October 2005. Article 111 provides that without the approval, by ordinary resolution, of the members of the Company in general meeting, no participant in the Management Plan (other than persons eligible to receive sales related bonuses or commissions) can participate in any annual bonus arrangement or any long-term incentive plan before the date on which all the tranches of options granted in the initial grant under the Management Plan have lapsed or become capable of exercise.

More details on this proposal can be found in the letter from the Chairman of the Remuneration Committee to shareholders accompanying this Report.

Pension

P S Binning, J F Devaney and M W J Parton are members of the Group’s approved UK pension scheme, the GEC 1972 Plan. Payment of pension benefits is not linked to performance. They have a normal retirement age of 62, other than J F Devaney who has a normal retirement age of 65. J F Devaney was admitted to the GEC 1972 Plan under standard terms and conditions with effect from 19 May 2003 and has accrued benefits in the GEC 1972 Plan since that date. P S Binning was admitted to the GEC 1972 Plan under standard terms and conditions with effect from 22 October 2003 and has accrued benefits in the GEC 1972 Plan since that date.

Basic salary is the only element of remuneration that is pensionable. The earnings of P S Binning, J F Devaney and M W J Parton are subject to the Inland Revenue earnings cap that restricts the benefits that can be accrued under a tax approved pension scheme. Each has an unapproved arrangement to provide additional pension and life assurance benefits from those accrued under the GEC 1972 Plan other than J F Devaney who has such an arrangement in respect of life assurance only. Funded Unapproved Retirement Benefit Schemes (FURBS) were operated during the year for P S Binning and M W J Parton.

A review of retirement benefits for the Chairman and the executive directors has been instigated as a result of the enactment of the Finance Act 2004 and the Pensions Act 2004. Proposals resulting from this review will be presented to the Remuneration Committee during the financial year ending on 31 March 2006.

Further details about the benefits of the Chairman and the executive directors under the GEC 1972 Plan and FURBS can be found in section (G).

Other benefits

In addition to basic salary the Chairman and the executive directors receive certain other benefits including car allowance, private medical insurance and life assurance.

(C) Directors’ service agreements

The Remuneration Committee determines the terms and conditions of the Chairman’s and the executive directors’ service agreements with the Company including duration, notice period and termination provisions. It is the Company’s policy that:

• service agreements should be on rolling terms (subject to individual retirement and termination provisions – see below) and have notice periods not exceeding one year; and

• in determining any termination provisions or payments, the Remuneration Committee will pay due regard to both individual circumstances and the need for mitigation.

The following is a summary of the details of the service agreements of each director who served during the year:

	Effective date of service	Unexpired term and notice period at
Name of director	agreement/letter of appointment	31 March 2005
Chairman and executive directors:
P S Binning	20 October 2003	See note (3)
J F Devaney	16 December 2002	See note (1)
M W J Parton	19 May 2003	See note (2)
Non-executive directors:
M K Atkinson	16 December 2002	8.5 months
K R Flaherty	19 May 2003	13.5 months
P C F Hickson	6 May 2004	25 months
W K Koepf	16 December 2002	8.5 months
D F McWilliams	8 September 2003	17months
Former director:
M J Donovan	19 May 2003	See note (5)

Notes:

(1)          J F Devaney’s service agreement is terminable by either party giving 3 months’ notice and terminates automatically on his 65th birthday. There are no clauses in his service agreement relating to pay in lieu of notice.

(2)          M W J Parton’s terms of employment are set out in a service agreement with the Company dated 19 May 2003. His service agreement is terminable by the Company on giving 12 months’ notice or by M W J Parton on giving 6 months’ notice and terminates automatically on his 62nd birthday. The agreement also permits the Company to make a payment in lieu of notice. The amount of any such payment is at the reasonable discretion of the Remuneration Committee, which is to consider the relationship between the Group’s and M W J Parton’s performances and defines the maximum payable as being pro rata to the notice period or unexpired balance of it:

(i)             basic salary;

(ii)          166% of the cash equivalent transfer value of pension benefits (net of tax) which would have accrued for him in the GEC 1972 Plan;

(iii)       100% of the aggregate contributions (gross) which would have been paid into his FURBS; and

(iv)      the cost (to the Company) of providing benefits (other than bonus, pension and incentive entitlements), which cost the Company may set at 10% of his basic salary.

This amount would also be payable to M W J Parton if certain circumstances arise in the 12 months following a change of control of the Company, including (i) the Company terminating his employment, other than for cause, or (ii) M W J Parton terminating his employment, in such circumstances, following a material reduction in the scope of his responsibilities or in his remuneration and benefits, or (iii) M W J Parton ceasing to be a director of the Company other than by voluntary resignation.

(3)          P S Binning’s terms of employment are set out in a service agreement with the Company dated 20 October 2003. His service agreement is terminable by the Company on giving 12 months’ notice or by P S Binning on giving 6 months’ notice and terminates automatically on his 62nd birthday. The agreement also permits the Company to make a payment in lieu of notice, which entitles him to the following payment, pro rata to the notice period or unexpired balance of it, should the Company terminate his service agreement without giving 12 months’ notice:

(i)             basic salary;

(ii)          166% of the cash equivalent transfer value of pension contributions (net of tax) which would have accrued for him in the GEC 1972 Plan;

(iii)       100% of the aggregate contributions (gross) which would have been paid into his FURBS; and

(iv)      the cost (to the Company) of providing benefits (other than bonus, pension and incentive entitlements), which cost the Company may set at 10% of his basic salary.

This amount would also be payable to P S Binning if certain circumstances arise in the 12 months following a change of control of the Company, including (i) the Company terminating his employment, other than for cause, or (ii) P S Binning terminating his employment, in such circumstances, following a material reduction in the scope of his responsibilities or in his remuneration and benefits, or (iii) P S Binning ceasing to be a director of the Company other than by voluntary resignation.

(4)          Non-executive directors do not have service agreements with the Company. All non-executive directors serve for an initial period of 3 years, subject to the Articles of Association of the Company, after which an appointment can be renewed by agreement of the Board.

No compensation is payable upon termination of appointment but if an appointment terminates in any year for which an advance fee has been paid (see section (D) for full details) the director concerned is obliged to repay a prorated amount of that year’s advance fee.

(5)          Until he left the employment of the Company on 31 December 2004, M J Donovan’s terms of employment were set out in a service agreement with the Company dated 19 May 2003. His service agreement was terminable by the Company on giving 12 months’ notice. On termination of his employment by the Company the following agreement was reached with M J Donovan:

(i)             in line with his contractual entitlements, the Company will make payments to him totalling £604,787 in respect of basic salary and other benefits for the unexpired notice period of his service agreement excluding holiday entitlement accrued but not taken;

(ii)          in line with his contractual entitlements, the Company has made a payment to him of £453,000 in full and final settlement of the pension promise made to him under his contract and any other pension benefits promised by the Company or liabilities arising from his FURBS. Further details are provided in section (G);

(iii)       in line with his contractual entitlements, the Company has made an additional payment to him of £175,000 in respect of expenses related to his relocation to the United Kingdom;

(iv)      in line with his contractual entitlements, the Company has arranged, at a cost to the Company of £14,880, for the provision of private medical healthcare until 31 December 2005;

(v)         the Company has arranged, at a cost to the Company of £3,000, for the continuation of Life Assurance cover until 31 December 2005;

(vi)      the Company has arranged for the transfer of two leased vehicles to Mr Donovan. The cost of terminating each of the respective leases is equal to the cost of the vehicles and the imputed benefit to Mr Donovan is £43,611; and

(vii)   the termination payment, referred to at (i) above is being made in 24 bi-monthly instalments over the payment period from 31 December 2004 to 31 December 2005 provided that, if Mr Donovan commences full time employment during this period, his instalments will be reduced by an amount equal to any salary actually received in respect of such employment attributable to the relevant month of the payment period.

External appointments

With the Company’s approval the Chairman and the executive directors are permitted to hold appointments outside the Company. Any such appointments must be in line with the Company’s internal procedures and any fees payable in connection with these appointments may be retained by individuals unless otherwise agreed.

(D) Non-executive directors

The policy on remuneration of non-executive directors is determined by the Board, by reference to practice in companies similar in size to the Company and reflects the importance and increasing complexity of the role.

Prior to 1 January 2005 the basic fee of each non-executive director was based on two days’ service to the Company per month. The non-executive directors could also be paid a fee of £1,500 per day for each additional day devoted to the Company’s business over and above the threshold of 24 days per annum in respect of Board service plus an additional four days per annum in respect of chairmanship of Board committees where applicable. The Chairman of the Audit Committee received an additional fee of £15,000 per annum and the Chairman of the Remuneration Committee an additional fee of £10,000 per annum.

A new fee structure for all non-executive directors was agreed by the Board on 22 December 2004, and was effective from 1 January 2005.

The new arrangements are as follows:

		Committee	Senior	Committee
		Chairman	Independent	membership
Name of director	Basic fee	fees	Director fee	fees	Total fees
M K Atkinson	£35,000	£20,000	£15,000	£5,000	£75,000
K R Flaherty	£35,000	£5,000	—	£5,000	£45,000
P C F Hickson	£35,000	£15,000	—	£5,000	£55,000
W K Koepf	£35,000	—	—	£13,000	£48,000
D F McWilliams	£35,000	—	—	£10,000	£45,000

The non-executive directors are also paid advance fees, which, by agreement with the non-executive directors, are specifically used to purchase shares in the Company. These fees are paid in advance for each of the corresponding years of their appointment as follows:

Name of director	Year one	Year two	Year three
M K Atkinson	£100,000	£30,000	£30,000
K R Flaherty	£30,000	£30,000	£30,000
P C F Hickson	£30,000	£30,000	—
W K Koepf	£100,000	£30,000	£30,000
D F McWilliams	£30,000	£30,000	£30,000

The non-executive directors must hold the shares purchased in year one (included in section (H) (i)) for three years from the date of their appointment and those purchased in years two and three for one year from the respective purchase dates. If an appointment is terminated for any reason during any year, for which an advance fee has been paid, the director concerned is obliged to repay the advance fee for that year, less an amount pro rata to the time served during the year. The Chairman has discretion to waive the holding periods if he considers there to be a valid reason to justify this.

Non-executive directors do not participate in any other incentive scheme or the Group’s pension arrangements and receive no further benefits or entitlements.

(E) Performance graph

The Directors Remuneration Report Regulations 2002 require the Company to provide, in this Report, a line graph illustrating the Company’s performance, measured by Total Shareholder Return (TSR), as compared with an appropriate and broad equity market index. TSR is defined as the return shareholders would receive if they held a notional number of shares in the Company. It measures the percentage growth in the Company’s share price together with the value of any dividends paid, assuming that the dividends are reinvested in the Company’s shares.

The following graphs show, since 19 May 2003, being the date on which the Company’s shares commenced trading on the London Stock Exchange, the TSR on a holding of shares in the Company as against that of a hypothetical holding of shares made up of shares of the same kinds and number as those by reference to which the FTSE 250 Index is calculated. The FTSE 250 Index was selected for this purpose as it is a widely recognised performance comparison for UK companies of a similar size to the Company.

As a result of the significant fall in the Company’s share price following the announcement, on 28 April 2005, of BT’s decision not to select the Company as a preferred supplier in respect of its 21CN project, the Remuneration Committee felt it appropriate to publish the following graph, in addition to the graph above, which shows the TSR performance from 19 May 2003 until 31 August 2005.

(F) Directors’ remuneration for the year ended 31 March 2005

					Expenses
	Salary	Advance	Other		chargeable	Termination	2005	2004
	and fees	fees	benefits	Bonus	to tax	payments	Total	Total
	£000	£000	£000	£000	£000	£000	£000	£000
Current directors:
M K Atkinson	52	30	—	—	3	—	85	127
P S Binning	299	—	48	—	—	—	347	157
J F Devaney	283	—	17	—	20	—	320	271
K R Flaherty	38	30	—	—	1	—	69	55
P C F Hickson	40	27	—	—	1	—	68	—
W K Koepf	48	30	—	—	4	—	82	160
D F McWilliams	34	30	—	—	—	—	64	34
M W J Parton	522	—	97	—	—	—	619	860
	1,316	147	162	—	29	—	1,654	1,664
Former directors:
M J Donovan	295	—	71	—	—	1,294	1,660	490
	1,611	147	233	—	29	1,294	3,314	2,154

Notes:

(1)          Other benefits include:

(i)    for P S Binning, M J Donovan and M W J Parton, the payment of a non-pensionable earnings supplement in relation to Funded Unapproved Retirement Benefit Schemes (FURBS);

(ii)   for P S Binning, J F Devaney, M J Donovan and M W J Parton, a car allowance or cash equivalent of a car under the Group’s car scheme, life assurance cover and medical health insurance; and

(iii)  for M J Donovan the payment of an additional overseas allowance to cover taxation costs related to attending Board meetings held in the UK.

(2)          All directors are reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

(3)          M J Donovan resigned as a director of the Company on 1 November 2004. Remuneration detailed above relates to the period until 31 December 2004, being the date on which his employment with the Company terminated. The salary payment shown includes an additional allowance paid in respect of holiday entitlement accrued but not taken before 31 December 2004.

The termination payment shown relates only to those payments made, or costs accrued, by the Company in the period from 31 December 2004 until 31 March 2005. Fuller details of his severance arrangements are included in sections (C) and (G).

(4)          Fees for non-executive directors also include any additional fees where appropriate. Advance fees shown above are those applicable, on a pro rata basis, to the year ended 31 March 2005. Fuller details are set out in section (D). W K Koepf’s remuneration also includes additional sums paid to him in respect of his non-executive chairmanship of two German subsidiary companies of the Company.

(G) Retirement benefits

The Chairman and the executive directors are members of the Group’s principal pension scheme, the GEC 1972 Plan, which is a defined benefit scheme. The last actuarial valuation of the scheme was carried out as at 5 April 2002. Members contribute at the rate of 3% of pensionable earnings, subject to limits imposed by the Inland Revenue. Company contributions made during the year ended 31 March 2005 amounted to 8.2% of pensionable earnings. Such Company contributions were restricted in a similar manner to the members’ own contributions.

Details of the Funded Unapproved Retirement Benefit Schemes (FURBS) operated during the year for P S Binning, M J Donovan and M W J Parton are set out below.

The Company made contributions to the FURBS established for M W J Parton during the year ended 31 March 2005. A gross contribution of 35% of basic salary is paid as a pension allowance, 60% of which is payable to the FURBS established for him and the balance of 40% is paid direct to M W J Parton.

The Company made contributions to the FURBS established for P S Binning during the year ended 31 March 2005. A gross contribution of 25% of basic salary is paid as a pension allowance, 60% of which is payable to the FURBS established for him and the balance of 40% is paid direct to P S Binning.

Until the date that M J Donovan left the employment of the Company, contributions were made to the FURBS established for him to provide benefits at his normal retirement age of 62 equivalent to a pension of two-thirds of average final pensionable salary. The targeted benefit took into account the capital value of benefits arising from Mr Donovan’s membership of the GEC 1972 Plan and any relevant benefit in payment or otherwise arising from previous employment. The contribution rate was 39% of his base salary, although while he was posted to the United States the rate was 46% owing to local tax legislation. Contributions were paid in the ratio of 60% directly to the FURBS established for him and 40% to M J Donovan, or as required under United States tax law.

As Mr Donovan had a defined benefit promise, in respect of his FURBS, an actuary assessed the amount that was paid in contributions periodically in order to meet the promise. In such an arrangement, the amount actually required to meet the promise can only be assessed accurately at the date at which the benefit is paid. The settlement payment, as referred to in section (C) above, was paid to Mr Donovan in order to finalise his retirement benefits as at his date of leaving the employment of the Company. The Company took advice from an independent actuary about the settlement payment which was deemed fair and reasonable and in the interests of both parties.

In the event of death in service, a lump sum of four times basic salary, plus additional benefits for a surviving spouse and/or children, inclusive of any death benefits arising from the GEC 1972 Plan and from previous employment where specified, will be held in trust for the benefit of dependants of P S Binning and M W J Parton. In the case of J F Devaney a lump sum of four times basic salary, inclusive of any death benefits arising from the GEC 1972 Plan, will be held in trust for the benefit of his dependants.

In accordance with the requirements of the Listing Rules and the Directors Remuneration Report Regulations 2002, the disclosures required for the year ended 31 March 2005 are set out below.

Listing Rules – tax unapproved benefits

The pension benefits earned by the directors of Marconi Corporation plc under the FURBS arrangements are:

		Increase/(decrease)
	Length of	in accrued pension	Cost of pension
	pensionable	over the period to	benefits accrued	Accumulated total
	service	31 December 2004	during the period net of	accrued pension at
Name of director	Years	(net of inflation)	member’s contributions	31 December 2004
		£000	£000	£000
M J Donovan*	6	(8)	(48)	79

*M J Donovan's appointment as a director of the Company terminated on 1 November 2004 and his employment with the Company terminated on 31 December 2004.

Until the date that M J Donovan left the employment of the Company, his defined benefit FURBS arrangement existed to provide a pension equivalent to two thirds of average final pensionable earnings, inclusive of benefits provided by the GEC 1972 Plan and from other employment (retained benefits). The value of retained benefits and those from the GEC 1972 Plan have increased during the year resulting in a lower cost to fund the FURBS promise.

The pension entitlement shown above is that which would be paid annually at normal retirement based on service to 31 December 2004. The increase in accrued pension during the period excludes any increase for inflation. Contributions paid to M J Donovan’s FURBS during the period were £61,303 (2004: £87,648).

P S Binning and M W J Parton have defined contribution FURBS arrangements. During the year the Company paid £110,250 (2004: £463,250) to M W J Parton’s FURBS and £45,000 (2004: £20,481) to P S Binning’s FURBS.

Listing Rules — tax approved benefits

The pension benefits earned by the directors of Marconi Corporation plc under the GEC 1972 Plan are:

	Length of	Increase in accrued	Cost of
	pensionable	pension over the period to	pension benefits accrued	Accumulated total
	service	31 March 2005	during the period net of	accrued pension at
Name of director	Years	(net of inflation)	member’s contributions	31 March 2005
		£000	£000	£000
P S Binning	1	1	3	2
J F Devaney	1	2	12	4
M J Donovan*	6	12	115	21
M W J Parton	14	2	7	32

*For M J Donovan the amounts shown relate to service to 31 December 2004 being the date on which he left the employment of the Company.

The pension entitlement shown above is that which would be paid annually at their expected retirement age based on service to 31 March 2005 (other than for M J Donovan whose pension entitlement is calculated for service to 31 December 2004). The increase in accrued pension excludes any increase for inflation. The cost of pension benefits accrued during the period net of members’ contributions has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The cost of pension benefits accrued during the period net of members’ contributions is a measure of the capital cost of providing future pension payments and accordingly is a liability of the Group’s pension arrangements and not a sum paid or due to the directors of the Company.

Directors’ Remuneration Report Regulations 2002 — tax approved benefits

	Increase in	Accumulated	Transfer	Transfer	Increase in
	accrued	total	value	value	transfer value
	pension over	accrued	of accrued	of accrued	over the
	the period to	pension at	pension as at	pension as at	period net
	31 March	31 March	31 March	31 March	of member’s
Name of director	2005	2005	2004	2005	contributions
	£000	£000	£000	£000	£000
P S Binning	1	2	5	18	4
J F Devaney	2	4	24	48	15
M J Donovan*	12	21	90	221	123
M W J Parton	3	32	266	318	36

* For M J Donovan the amounts shown relate to service to 31 December 2004 being the date on which he left the employment of the Company.

Notes:

(1)          Pensions accrued for the period to 31 March 2005 (or 31 December 2004 in the case of M J Donovan) represent the increase in accrued pension which occurred during the entire year.

(2)          The transfer values have been calculated in a manner consistent with Retirement Benefit Schemes — Transfer Values (GN11) published by the Institute of Actuaries and the Faculty of Actuaries.

Directors’ Remuneration Report Regulations 2002 — tax unapproved benefits

	Increase/
	(decrease in)	Accumulated	Transfer	Transfer	Increase in
	accrued	total	value	value	transfer value
	pension over	accrued	of accrued	of accrued	over the
	the period to	pension at	pension as at	pension as at	period net
	31 December	31 December	31 March	31 December	of member's
Name of director	2004	2004	2004	2004	contributions
	£000	£000	£000	£000	£000
M J Donovan*	(6)	79	512	504	(8)

*M J Donovan's appointment as a director of the Company terminated on 1 November 2004 and his employment with the Company terminated on 31 December 2004.

Notes:

(1)          Pensions accrued for the period to 31 December 2004 represent the increase in accrued pension, which occurred during the entire year.

(2)          The transfer values have been calculated in a manner consistent with Retirement Benefit Schemes — Transfer Values (GN11) published by the Institute of Actuaries and the Faculty of Actuaries.

(H) Directors’ interests

The directors' interests as defined by the Companies Act 1985 (which include trustee holdings and family interests incorporating holdings of minor children) in shares of the Company and its subsidiaries are as follows:

(i)          Ordinary shares

The directors' interests in Marconi Corporation plc ordinary shares of 25p each and warrants over such shares are shown below. Shares:

		As at
		1 April 2004
	As at	(or on later
	31 March 2005	appointment)
Name of director	Beneficial	Beneficial
M K Atkinson	23,263	20,138
P S Binning	10,000	10,000
J F Devaney	—	—
K R Flaherty	8,400	5,390
P C F Hickson	2,959	—
W K Koepf	23,805	20,480
D F McWilliams	5,439	2,469
M W J Parton	45	45

Warrants:

	As at	As at
	31 March 2005	1 April 2004
Name of director	Beneficial	Beneficial
M W J Parton	2,287	2,287

None of the directors held any non-beneficial interests in the shares of the Company or its subsidiaries during the year.

There have been no other changes in the directors’ interests in Marconi Corporation plc shares and warrants between 31 March 2005 and 19 September 2005.

(ii)      Options

Details of options, over Marconi Corporation plc ordinary shares of 25p each, held by executive directors under the Management Plan (as detailed in section (B)) are as follows:

						Number of
	Number of	Total		Number of	Number of	shares under
	shares under	exercise		options	options	option as at
	option as at	price pence		granted	exercised	31 March
Name of director	1 April 2004	(per exercise)	Date of grant	in the year*	in the year*	2005*	Exercise period
P S Binning	1,000,000	100	13 Feb 2004	Nil	160,000	840,000	Oct 2004 to Oct 2013
J F Devaney	600,000	100	24 June 2003	Nil	192,000	408,000	May 2004 to May 2013
M J Donovan	2,000,000	Nil	24 June 2003	Nil	600,000	1,400,000	See note (2 below	)
M W J Parton	3,500,000	100	24 June 2003	Nil	1,400,000	2,100,000	May 2004 to May 2013

*M J Donovan's appointment as a director of the Company terminated on 1 November 2004 and his employment with the Company terminated on 31 December 2004. The figures stated above reflect the number of shares under option as at 1 November 2004 or options exercised up to that date (see note (2) below).

Notes:

(1)          The Chairman and the executive directors have been granted options over the number of shares detailed above, which become exercisable in five tranches subject to the conditions detailed in section (B). With the exception of M J Donovan, holders are required to pay £1.00 per exercise of an option or part thereof.

(2)          The following exercises of options took place during the year:

(i)             by P S Binning on 19 November 2004 in respect of 80,000 shares at a market price on exercise of £5.83 and on 11 February 2005 in respect of 80,000 shares at a market price on exercise of £5.66;

(ii)          by J F Devaney on 19 August 2004 in respect of 96,000 shares at a market price on exercise of £5.90 and on 19 November 2004 in respect of 96,000 shares at a market price on exercise of £5.83;

(iii)       by M J Donovan on 19 August 2004 in respect of 600,000 shares at a market price on exercise of £5.90. The first four tranches of M J Donovan’s options have now vested. His options will continue to vest to the extent that the performance conditions to which the options are subject have been completely satisfied on 31 December 2005 and will become exercisable at the time at which the options would otherwise have become exercisable for a period of six months, after which the options will lapse; and

(iv)      by M W J Parton on 19 August 2004 in respect of 840,000 shares at a market price on exercise of £5.90 and on 19 November 2004 in respect of 560,000 shares at a market price on exercise of £5.83.

(3)          No variations have been made to the terms and conditions or performance criteria attaching to share options during the year. No options have lapsed during the year.

(4)          No amendments are currently proposed to the terms and conditions of any entitlement of the executive directors to share options.

(5)          The mid-market price of a Marconi Corporation plc share as at 31 March 2005 was £5.39 with a range during the year of £5.01 to £6.96.

(6)          No other director, who served during the period from 1 April 2004 until 31 March 2005, held options over the Company’s shares.

The Company does not currently operate any long-term incentive plans other than the share option plans described in section (B).

The information provided above is a summary and full details of directors’ shareholdings and options are contained in the Company’s register of directors’ interests.

Sections (F), (G) and (H) (other than directors interests as disclosed in section (H) (i)) of this report were subject to audit by Deloitte & Touche LLP. The performance criteria for share schemes given in section (B) (iii) (1) and (2) also forms part of the audited information.

This report was approved by the Board of Marconi Corporation plc and signed on its behalf by:

P C F Hickson

Chairman of the Remuneration Committee

19 September 2005

Corporate social responsibility

Corporate social responsibility

The Board remains committed to achieving high standards of corporate social responsibility, commensurate with the Group’s other objectives. We regard social, ethical and environmental issues as important to our business and recognise that it is essential we manage the risks and opportunities associated with them effectively and we review our policies and procedures around them actively and on an ongoing basis.

Details of our involvement in the community can be found in our report on Marconi people on pages 18 and 19.

Business integrity

Financial ethics remains a key focus. Our Chief Executive Officer stated, in a Group-wide e-mail communication in May 2004, the importance of compliance with our Financial Code of Ethics, and our “Speak up” policy, both of which are published on our website.

Environment, health and safety (EHS)

Elisa Nardi, Group Human Resources Director, who reports to the Chief Executive Officer and is a member of the Executive Committee, is responsible for the management of EHS in Marconi.

The EHS framework model, implemented in 2003-04 across Marconi, established regional EHS review bodies and action groups in the Americas, Asia Pacific, Germany, Italy, the Middle East and the UK to ensure consistency of approach. This year, our focus has been targeted at validating the level of compliance across the regions. An online compliance tool, developed by the Central EHS team, has been rolled out across the regions to establish compliance with Group policy. Under the programme, each region is required to set objectives to address any gaps identified in their local EHS organisation and arrangements. This enables each region to adopt a continuous improvement approach.

The Central EHS Review Body is now well established. It continues to meet quarterly to review performance and escalate issues to the Executive Committee and Board as appropriate. This approach enables senior management to monitor the effectiveness of the Group’s EHS programme.

Our certification of major sites to the International Standard for Environmental Management Systems (ISO 14001) has been maintained. Our UK Transportation business gained our most recent accreditation under ISO 14001 in July 2004. During the audit process the auditors were complimentary with regard to the business’s approach and delivery of the standard’s requirements.

The Group strives to improve occupational health and safety performance. Stress management remains high on our agenda. In the UK accident incidence rates remain below the sector average.

Specialist working groups are actively addressing specific EHS issues, which impact our day-to-day activities including the Waste Electrical and Electronic Equipment directive, the Restrictions on Hazardous Substances directive, working at heights, corporate security and travel risks. Additional working groups have been formed during the year to review and revise our stress policy and address the requirements of the Eco-design for Energy Using Products directive.

During 2005-06, security and travel health programmes will be relaunched to raise awareness and safeguard employees travelling or working overseas on Company business.

Energy consumption

Our real estate and facilities function continuously monitors site utilisation and energy consumption as part of its routine activity. Investment was made in 2004-05 to upgrade metering at major UK sites to improve our monitoring and targeting capability.

UK energy consumption figures 2004-05

Electricity	29,715,369 kWh
Gas	9,167,365 kWh
Water	23,042 m3

Transportation

Our motor fleet policy encourages company car drivers to select models with low CO2 emissions. This, coupled with a steady reduction in the number of fleet vehicles and the increased use of videoconferencing and teleconferencing, has seen a continued downward trend in fuel consumption and CO2 emissions.

New European Union environmental directives

Waste Electrical and Electronic Equipment directive — This directive comes into effect in the UK in June 2006 (and has been progressively introduced in other Member States since August 2005). It provides that producers of electronic equipment must ensure that such equipment is recycled at the end of its life. Marconi has, for some time, been achieving the recycling targets required under the directive in respect of waste equipment for which it is responsible. We are in the process of establishing Europe-wide arrangements with recycling companies capable of satisfying the new requirements. At this early stage in the life of the directive, very little equipment has so far reached its end of life and been returned to Marconi. We are confident, however, that we will be able to meet the requirements of the directive as they come into effect.

Restrictions on Hazardous Substances directive — This directive comes into effect in July 2006 and prohibits the use of six substances, including lead. Lead is a key constituent of the solder we use today and the move to lead-free solders is a significant technical challenge. Although such lead-free solders have been available for several years, the challenge comes from the fact that lead-free solder melts at a significantly higher temperature, which in turn can have an impact on the components near to it in an electronic assembly. For the mission critical and high reliability applications in which our equipment is used, it is essential that we and our customers have confidence in the new technology. Our engineers are currently carrying out extensive trials and tests of lead-free assemblies to ensure that we can meet this challenge without compromising the integrity of our equipment.

Eco-design for Energy Using Products directive — This directive is also expected to take effect in July 2006. Although it does not create immediate obligations for manufacturers, the directive allows the European Commission to do so through the introduction of implementing measures which are intended to reduce the environmental impact of new products through every phase of their life. For example, not only is the actual energy use of a product to be optimised, energy use during its design and manufacture must also be considered. The in-use energy needs of our products have always been an important design consideration, as they can be significant factors for the owners and operators of our equipment. We have established a team to understand and address the anticipated requirements resulting from the directive.

EHS objectives

We achieved our key EHS objectives for 2004-05. Successes included:

•                  establishing a business project team and formulating an action plan to address the requirements of the European Eco-design for Energy Using Products directive;

•                  revision of Group-wide practices and procedures for working at heights;

•                  introduction of programmes and processes aimed at improving the quality and consistency of internal and external EHS communications; and

•                  improvements to the quality, quantity and accessibility of EHS training, by the introduction of online induction programs and an increase in the availability of multilingual training courses.

Further supporting information can be found on our website at www.marconi.com

Summary

Marconi is committed to high standards of social, ethical and environmental conduct and to communicating this to employees, customers and suppliers. The Group will continue to develop and implement this work throughout 2005-06.

Statement of directors’ responsibilities

United Kingdom company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

•                  select suitable accounting policies and then apply them consistently;

•                  make judgements and estimates that are reasonable and prudent; and

•                  state whether applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors’ report to the members of Marconi Corporation plc

We have audited the financial statements of Marconi Corporation plc for the year ended 31 March 2005 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in shareholders’ interests, the statement of accounting policies, the reconciliation of net cash flow movements in net monetary funds and the related notes 1 to 29. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors’ remuneration report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the Statement of directors’ responsibilities, the Company’s directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors’ remuneration report. Our responsibility is to audit the financial statements and the part of the directors’ remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the Corporate governance statement reflects the Company’s compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We also review whether the Company has complied with the requirements set out in Listing Rules 9.8.8R(2) with regards to the amount of each element in the remuneration package and information on share options, 9.8.8R(3), (4) and (5) with regards to details of long-term incentive schemes for directors, 9.8.8R(11) with regards to money purchase schemes, and 9.8.8R(12) with regards to defined benefit schemes, and we give a statement, to the extent possible, of details of any non-compliance.

We read the directors’ report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors’ remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors’ remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors’ remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors’ remuneration report described as having been audited.

Opinion

In our opinion:

•                  the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2005 and of the profit of the Group for the year then ended; and

•                  the financial statements and part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors

Birmingham

19 September 2005

Consolidated profit and loss account

For the year ended 31 March

	Note	2005		2004
		£ million		£ million
Turnover
Continuing Operations	3	1,270		1,244
Discontinued Operations	3	67		314
Group	2	1,337		1,558
Operating profit/(loss)
Group operating profit/(loss)
Excluding goodwill amortisation and exceptional items		1		(62)
Goodwill amortisation		(91)		(98)
Operating exceptional items	4a	(9)		(81)
	3	(99)		(241)
Continuing Operations		(95)		(249)
Discontinued Operations		(4)		8
	3	(99)		(241)
Share of operating loss of joint ventures		—		(2)

Share of operating loss of associates
Excluding goodwill amortisation and exceptional items		—		(6)
Goodwill amortisation		—		(5)
		—		(11)
Total operating loss	2	(99)		(254)

Non-operating exceptional items
Gain on disposal of Discontinued Operations	4b	103		75
Gain on disposal of joint ventures and associates	4b	—		77
Gain on disposal of fixed assets and investments in Continuing Operations	4b	—		25
		103		177
Amounts written off investments	4c	—		(2)
Gain on waiver of balance payable to M (2003) plc group	4d	—		25
Net interest payable	5	—		(35)
Net finance expenditure	6	(31)		(82)
Loss on ordinary activities before taxation
Excluding goodwill amortisation and exceptional items		(30)		(187)
Goodwill amortisation and exceptional items		3		16
		(27)		(171)
Tax credit on loss on ordinary activities
Excluding tax on goodwill amortisation and exceptional items		48		5
Exceptional tax credit		—		12
Share of joint ventures		—		2
	7a	48		19
Profit/(loss) on ordinary activities after taxation		21		(152)
Equity minority interests	8	—		(1)
Profit/(loss) on ordinary activities attributable to the equity shareholders and retained profit/(loss) for the financial year		21		(153)

Basic profit/(loss) per share	10	10.3	p	(61.4	)p
Diluted basic profit/(loss) per share	10	9.7	p	(61.4	)p
Adjusted profit/(loss) per share excluding goodwill amortisation and exceptional items	10	8.8	p	(54.2	)p

Balance sheets

As at 31 March

		Group		Company
	Note	2005	2004	2005	2004
		£ million	£ million	£ million	£ million
Fixed assets
Goodwill	12	301	436	—	—
Tangible assets	13	116	148	—	—
Investments:	14
Joint ventures
Share of gross assets		10	10
Share of gross liabilities		(10)	(10)
		—	—
Associates		3	6
Other investments		5	3	2	2
Investments in Group companies				2,465	2,449
		8	9	2,467	2,451
		425	593	2,467	2,451
Current assets
Stocks and contracts in progress	15	162	174	—	—
Debtors: amounts falling due within one year	16	391	388	82	102
Of which: Securitised receivables		15	—	—	—
Non-recourse receipts		(15)	—	—	—
Debtors: amounts falling due after more than one year	16	1	5	—	—
Cash at bank and in hand	17	334	519	110	205
		888	1,086	192	307

Creditors: amounts falling due within one year	18	(507)	(577)	(2,347)	(2,143)
Net current assets/(liabilities)		381	509	(2,155)	(1,836)
Total assets less current liabilities		806	1,102	312	615

Creditors: amounts falling due after more than one year	18	(28)	(285)	—	(257)
Provisions for liabilities and charges	20	(145)	(219)	(30)	(34)
Net assets before retirement benefit deficits		633	598	282	324
Retirement benefit scheme deficits	26	(228)	(246)	—	—
Net assets after retirement benefit deficits		405	352	282	324

Capital and reserves
Called-up share capital	21a	52	50	52	50
Shares to be issued	22	24	25	24	25
Share premium account	22	4	—	4	—
Capital reserve	22	9	9	9	9
Capital reduction reserve	22	186	283	186	283
Profit and loss account	22	129	(17)	7	(43)
Equity shareholders’ interests		404	350	282	324
Equity minority interests		1	2	—	—
		405	352	282	324

These financial statements were approved by the Board of directors on 19 September 2005.

Signed on behalf of the Board of directors

J F Devaney	M W J Parton
Director	Director

Consolidated cash flow statement

For the year ended 31 March

	Note		2005	2004
			£ million	£ million
Net cash inflow from operating activities before exceptional items	23	a	23	151
Exceptional cash outflow from operating activities	4	e	(43)	(166)
Net cash (outflow)/inflow from operating activities after exceptional items			(20)	(15)

Continuing Operations			(8)	(33)
Discontinued Operations			(12)	18
			(20)	(15)

Returns on investments and servicing of finance	23	b	(32)	(72)
Tax paid	23	c	(7)	(4)
Capital expenditure and financial investment	23	d	(32)	36
Acquisitions and disposals	23	e	169	222
Cash inflow before use of liquid resources and financing			78	167

Net cash inflow from management of liquid resources	23	f	23	103
Cash element of scheme consideration	23	g	—	(340)
Net cash outflow from financing	23	g	(266)	(416)
Decrease in cash and net bank balances repayable on demand			(165)	(486)

Reconciliation of net cash flow to movements in net monetary funds/(debt)

For the year ended 31 March

	Note	2005	2004
		£ million	£ million
Decrease in cash and net bank balances repayable on demand		(165)	(486)
Net cash inflow from management of liquid resources		(23)	(103)
Net cash outflow from decrease in debt and lease financing		270	416
Change in net monetary funds/(debt) resulting from cash flows		82	(173)

Other non-cash changes		—	3,956
Effect of foreign exchange rate changes		1	48
Movement in net monetary funds in the year		83	3,831

Net monetary funds/(debt) at 1 April	24	214	(3,617)
Net monetary funds at 31 March	24	297	214

Consolidated statement of total recognised gains and losses

For the year ended 31 March

	Note	2005	2004
		£ million	£ million
Gains/(losses) on ordinary activities attributable to the shareholders
Group		21	(140)
Share of joint ventures		—	(2)
Share of associates		—	(11)
		21	(153)

Exchange differences on translation		5	(3)

Actuarial gain/(loss) recognised on retirement benefit schemes
Differences between the expected and actual return on scheme assets		67	130
Experience gains on scheme liabilities		1	10
Changes in assumptions underlying the present value of scheme liabilities		(67)	(44)
	26	1	96
Total recognised gains and losses		27	(60)

Reconciliation of movements in equity shareholders’ interests

For the year ended 31 March

	2005	2004
	£ million	£ million
Total recognised gains and losses	27	(60)
Shares to be issued	21	25
New share capital and share premium	6	3,720
Total movement in the year	54	3,685

Equity shareholders’ interests at 1 April	350	(3,335)
Equity shareholders’ interests at 31 March	404	350

Notes to the accounts

1 Accounting policies

The financial statements have been prepared in accordance with accounting standards in the UK.

The key Group accounting policies are summarised below to facilitate the interpretation of the financial statements. Further details on the application of critical accounting policies are set out in the Operating and financial review on pages 6 to 17.

Accounting convention

The financial statements are prepared under the historical cost convention, as modified by the valuation of listed current and fixed asset investments.

Basis of consolidation

The financial statements consolidate the accounts of Marconi Corporation plc and all of its subsidiary undertakings (Group companies or subsidiaries). All inter-company balances and transactions have been eliminated upon consolidation. All Group companies’ accounts have been prepared for the year ended 31 March 2005.

Turnover

Turnover excludes VAT and comprises sales to outside customers. Revenue from product sales of hardware and software is recognised when: persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, customer acceptance has occurred, Marconi’s price to the buyer is fixed or determinable, and collectability is reasonably assured. Revenue from services is recognised at the time of performance and acceptance by the customer.

Revenue from multiple element contracts is allocated based on the fair value of each individual element.

Revenue on long-term contracts is recognised under the percentage-of-completion method of accounting and is calculated based on the ratio of costs incurred to date compared with the total expected costs for that contract.

Currency translation

Transactions denominated in foreign currencies are translated into the functional currency at the rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions as described below.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the year. Non-sterling net assets are translated at year end rates of exchange. Key rates used are as follows:

	Average rates		Year-end rates
	2005	2004	2005	2004
US Dollar	1.8504	1.7023	1.8896	1.8379
Euro	1.4632	1.4435	1.4540	1.4956

The differences arising from the restatement of profits and losses and the retranslation of the opening net liabilities to year end rates are taken to reserves.

Acquisitions and disposals

On the acquisition of a business, including an interest in an associated undertaking, fair values are attributed to the Group’s share of separate net assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill capitalised in the balance sheet in the year of acquisition.

The profit or loss on the disposal or closure of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged to the profit and loss account.

The results and cash flows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition or up to the date of disposal.

Financial instruments

Prior to the financial restructuring in May 2003, the Group used financial instruments, including derivatives (principally interest rate swaps, cancellable interest rate swaps, currency swaps and forward foreign exchange contracts) to manage interest rate and currency exposures. In February 2005 the Group recommenced hedging of foreign currency cash flows with forward foreign exchange contracts. The Group is reviewing its interest rate hedging policy and any requirement for interest rate hedging instruments to mitigate interest rate risks.

For a forward foreign exchange contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group’s operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account only when the hedged transaction has itself been reflected in the Group’s financial statements.

Hedges of the net investment in overseas subsidiaries

The Group’s policy is to finance where possible its activities in the same currencies as those used for its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy is implemented by financing in the related currency.

Exchange gains or losses arising in the hedging borrowings are dealt with as a movement in reserves to the extent they offset losses or gains on the hedged investment.

Interest rate risk exposure

Prior to the financial restructuring in May 2003, it was the Group’s policy to hedge its exposure to movements in interest rates associated with its borrowing primarily by means of interest rate swaps. Payments and receipts under interest rate swap agreements, specifically designated for hedging purposes, are recorded in the profit and loss account on an accruals basis. Gains and losses arising on termination of hedging instruments, where the underlying exposure remains, are recognised in the profit and loss account over the remaining life of the hedging instrument. No interest rate swaps were transacted between May 2003 and March 2005. It is current Group policy that there is no trading in financial instruments or derivatives, and that all financial instruments and derivatives are used solely for the purpose of hedging identified exposures of the Group.

Tangible fixed assets

Property, plant, machinery, fixtures, fittings, tools and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives from the time they are brought in to use. Freehold land does not bear depreciation where the original cost of purchase was separately identified. Provision is made for any impairment. Tangible fixed assets are depreciated using the following rates:

Freehold buildings	– 2% to 4% per annum
Leasehold property	– Over the period of the lease or 50 years for long leases
Plant and machinery	– 10% per annum on average
Fixtures, fittings, tools and equipment	– 10% per annum

Leased assets

Assets held under finance leases and other similar contracts, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms or their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of the capital repayments outstanding. Hire purchase transactions are dealt with similarly except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Goodwill

Purchased goodwill is capitalised and amortised on a straight-line basis over its estimated useful economic life. Each acquisition is separately evaluated for the purposes of determining the useful economic life, up to a maximum of 20 years. The useful economic lives are reviewed annually and revised if necessary. Provision is made for any impairment.

Research and development

Expenditure incurred in the year is charged against profit unless specifically chargeable to and receivable from customers under agreed contract terms.

Stock

Stock is stated at the lower of cost and net realisable value. Provision is made for obsolete, slow moving or defective items where appropriate.

Contracts in progress

Profit on long-term contracts in progress is taken when a sale is recorded on part delivery of products or part performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Amounts recoverable on long-term contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Excess progress payments are included in creditors as payments received in advance. Cumulative costs incurred net of amounts transferred to cost of sales, less provision for contingencies and anticipated future losses on contracts, are included as long-term contract balances in stock.

Warranties

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and take the following into consideration:

•                  the history of warranty cost associated with the product or similar products;

•                  the length of the warranty obligation;

•                  the development cycle of the product; and

•                  the estimated cost of ‘one-off’ failures that require correction.

Taxation

Taxation on profit on ordinary activities is that which has been paid or becomes payable in respect of the profits for the year, after taking account of adjustments in respect of prior period liabilities. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income or expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Investments

Joint ventures comprise long-term investments where control is shared under a contractual arrangement. The sector analysis of turnover, profit and net assets excludes the Group’s share of the results and net assets of joint ventures. Associates consist of long-term investments in which the Group holds a participating interest and over which it exercises significant influence. Investments in joint ventures and associates are stated at the amount of the Group’s share of net assets including goodwill derived from audited or management accounts made up to the balance sheet date. Loss before taxation includes the Group’s share of joint ventures and associates.

Other unlisted fixed asset investments are stated at cost less provision for impairment in value, unless they have been transferred from associates at net book value. Listed fixed asset investments are stated at market value. Current asset investments are stated at the lower of cost and net realisable value except dated listed securities, which are stated at market value.

Pensions and other post retirement benefits

The operating cost for providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the Group’s operating profit or loss in the year that those benefits are earned by employees. The financial returns expected on the pension schemes’ assets are recognised in the year in which they arise as part of finance income and the effect of the unwinding of the discounted value of the pension schemes’ liabilities is treated as part of finance costs. The changes in value of the pension schemes’ assets and liabilities are reported as actuarial gains or losses as they arise in the consolidated statement of total recognised gains and losses. The pension schemes’ surpluses, to the extent they are considered recoverable, or deficits are recognised in full and presented in the balance sheet net of any related deferred tax.

Government grants

Government grants relating to R&D activities are credited to the profit and loss account as the related expenditure is incurred.

Share options

The costs of awarding shares under employee share plans are generally charged to the profit and loss account over the period to which the performance criteria relate.

Finance costs

Finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.

Debt

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the year.

Liquid resources

Liquid resources comprise term deposits with an original maturity of generally less than one year and other readily disposable current asset investments.

2 Segmental analysis

Analysis of results and operating net assets/(liabilities) by class of business

	Operating profit/(loss)		Turnover		Operating net assets/(liabilities)
	2005	2004	2005	2004	2005	2004
	£ million	£ million	£ million	£ million	£ million	£ million
Optical and Access Networks	20	(80)	659	612	164	71
Network Services	15	21	471	447
BBRS	25	44	140	185	17	(5)
Central costs	(57)	(66)	—	—	(121)	(66)
Other	—	(5)	—	—	—	—
Continuing Operations	3	(86)	1,270	1,244	60	—
Discontinued Operations	(2)	24	67	314	—	43
	1	(62)	1,337	1,558	60	43
Goodwill amortisation	(91)	(98)	Goodwill		301	436
Operating exceptional items (note 4a)	(9)	(81)	Investments		8	9
Group operating loss	(99)	(241)	Net funds		297	214
Joint ventures	—	(2)	Current tax		(33)	(104)
Associates	—	(11)	Retirement benefit scheme deficits		(228)	(246)
Total operating loss	(99)	(254)	Net assets		405	352

From the beginning of the financial year, we introduced a new management structure, which split our continuing business into three segments; Optical and Access Networks, Broadband Routing and Switching (BBRS) and Network Services.

Optical and Access Networks comprises the activities of our Optical Networks and Access Networks businesses, which now also includes our payphones and interactive systems activities previously reported under Other Network Equipment. Optical and Access Networks comprise the design and supply of communications systems that transmit and switch voice, data and video traffic predominantly via public networks. BBRS comprises the equipment and services activities of our North American based business which designs and supplies routing and switching products for the transmission of voice, data and video in both public and private networks. Network Services comprises the activities of our Installation, Commissioning and Maintenance (IC&M) and Value Added Services (VAS) businesses. Network Services generally comprises activities that supply a broad range of communications support services to telecommunications operators as well as selected large enterprises and government agencies.

The previous structure had been adopted to comply with the requirements of our Loan Notes which required segmentation along certain geographic lines. Comparative information for the year ended 31 March 2004 has been restated to reflect the new segments.

The operating net assets of Optical and Access Networks and Network Services cannot be separately identified as the same assets are generally used to generate sales in each of these segments. The results of these segments are separately reportable. Central costs include £25 million of share option and related payroll costs (2004: £31 million). Other consists of previous non-core businesses sold in the year ended 31 March 2004.

Operating net assets/(liabilities) include tangible fixed assets, stocks, debtors, creditors (excluding borrowings and taxation) and provisions for liabilities and charges.

Analysis of operating profit/(loss) (before goodwill amortisation and operating exceptional items), turnover and operating net assets/(liabilities) by territory of origin

	Operating profit/(loss)		Turnover		Operating net assets/(liabilities)
	2005	2004	2005	2004	2005	2004
	£ million	£ million	£ million	£ million	£ million	£ million
United Kingdom (including central costs)	(16)	(41)	515	467	(42)	(30)
Other EMEA	4	(60)	533	490	91	56
NA	22	48	194	486	47	27
CALA	3	(1)	43	42	(19)	(5)
APAC	(12)	(8)	52	73	(17)	(5)
	1	(62)	1,337	1,558	60	43

Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet would be amortised under UK GAAP over an average period of approximately four years. It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitrary.

Analysis of turnover by product area

	2005	2004
	£ million	£ million
Optical Networks	329	330
Access Networks	330	282
Optical and Access Networks	659	612
IC&M	207	182
VAS	264	265
Network Services	471	447
BBRS equipment	89	130
BBRS services	51	55
BBRS	140	185
Continuing Operations	1,270	1,244
Discontinued Operations	67	314
Group	1,337	1,558

Sales by Group companies to joint ventures and associates amounted to £22 million (2004: £21 million). Purchases from joint ventures and associates amounted to £2 million (2004: £1 million).

Analysis of turnover by class of business

	To customers in the		To customers
	United Kingdom		overseas
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Optical and Access Networks	206	156	453	456
Network Services	261	258	210	189
BBRS	2	2	138	183
Continuing Operations	469	416	801	828
Discontinued Operations	—	—	67	314
	469	416	868	1,142

Analysis of turnover by territory of destination

	2005	2004
	£ million	£ million
United Kingdom	469	416
Other EMEA	552	521
NA	195	470
CALA	45	44
APAC	76	107
	1,337	1,558

3       Group operating (loss)/profit (excluding joint ventures)

	Year ended 31 March 2005
			Exceptional
	Continuing	Discontinued	items	Total
	£ million	£ million	£ million	£ million
Turnover	1,270	67	—	1,337
Cost of sales	(857)	(58)	5	(910)
Gross profit	413	9	5	427
Selling and distribution expenses	(142)	(5)	—	(147)
Administrative expenses – other	(87)	(2)	(14)	(103)
Research and development	(182)	(4)	—	(186)
Goodwill amortisation	(89)	(2)	—	(91)
Administrative expenses – total	(358)	(8)	(14)	(380)
Other operating income	1	—	—	1
Operating loss	(86)	(4)	(9)	(99)

	Year ended 31 March 2004
			Exceptional
	Continuing	Discontinued	items	Total
	£ million	£ million	£ million	£ million
Turnover	1,244	314	—	1,558
Cost of sales	(893)	(242)	9	(1,126)
Gross profit	351	72	9	432
Selling and distribution expenses	(172)	(21)	—	(193)
Administrative expenses – other	(94)	(6)	(90)	(190)
Research and development	(176)	(21)	—	(197)
Goodwill amortisation	(87)	(11)	—	(98)
Administrative expenses – total	(357)	(38)	(90)	(485)
Other operating income	5	—	—	5
Operating (loss)/profit	(173)	13	(81)	(241)

In the year ended 31 March 2005, share option and related payroll costs of £25 million (2004: £31 million) are included within selling and distribution expenses, administrative expenses and R&D costs.

After exceptional items, cost of sales for Continuing Operations are £852 million (2004: £884 million) and for Discontinued Operations are £58 million (2004: £242 million). Operating expenses for Continuing Operations are £514 million (2004: £614 million) and for Discontinued Operations are £13 million (2004: £54 million). Exceptional items are shown in further detail in note 4.

The Group disposed of its Outside Plant and Power (OPP) business in the year ended 31 March 2005 and its North American Access (NAA) business during the year ended 31 March 2004. It is these activities which are shown as Discontinued Operations in the table above. Further information on disposals is provided in note 25a.

4 Exceptional items

These items have been analysed as follows:

a Operating exceptional items

	2005	2004
	£ million	£ million
Restructuring credits – included in cost of sales (i)	5	9
Restructuring costs (ii)	(16)	(89)
Decrease/(increase) in provision for litigation settlement (iii)	2	(5)
Releases in respect of doubtful debts (iv)	—	4
Included in administrative expenses	(14)	(90)
Group operating exceptional items	(9)	(81)

(i) In the year ended 31 March 2005, £2 million was received for stock, previously fully provided for through an exceptional charge, and subsequently utilised by Jabil Circuit Inc. and £3 million related to the release of liability provisions held against onerous supply contracts.

In the year ended 31 March 2004, £9 million was credited to restructuring costs, which mainly related to the release of liability provisions held against the outsourcing of certain manufacturing operations.

(ii) As part of the Group’s cost reduction actions, a net charge of £16 million (2004: £89 million) was recorded during the year ended 31 March 2005. This includes £20 million (2004: £64 million) for employee severance, a net £nil charge (2004: £12 million) for site rationalisation and other restructuring costs and a £4 million credit (2004: £13 million charge) in respect of the release of liability provisions associated with the Group’s financial restructuring in May 2003.

(iii) In Part X, section 15.4 of our listing particulars of 31 March 2003 we disclosed the lawsuit filed by Bell Communications Research Inc., now known as Telcordia Technologies Inc., or Telcordia. A settlement agreement, in which we agreed to make a one-time payment of $21 million (approximately £12 million) to Telcordia, was signed on 24 June 2004 in exchange for a licence to Telcordia’s ATM patent portfolio and as full and final settlement of all outstanding claims. As a consequence of this claim, we have made an exceptional release of £2 million of excess provision to our operating results in the year ended 31 March 2005 (£5 million was charged in relation to this claim in the year ended 31 March 2004).

(iv) In light of the declining market and economic trends the Group experienced during the year ended 31 March 2002, an exceptional provision against bad and doubtful debts was created. Of this amount, £4 million was reassessed and released to the profit and loss account in the year ended 31 March 2004.

	2005	2004
	£ million	£ million
Analysis by segment
Optical and Access Networks/Network Services	(11)	(76)
BBRS	2	—
Continuing Operations	(9)	(76)
Discontinued Operations	—	(5)
	(9)	(81)
Analysis by territory of origin
United Kingdom	2	(22)
Other EMEA	(11)	(25)
NA	2	(25)
CALA	(1)	(5)
APAC	(1)	(4)
	(9)	(81)

b Non-operating exceptional items

	2005	2004
	£ million	£ million
Gain on disposal of Discontinued Operations	103	75
Gain on disposal of joint ventures and associates	—	77
Gain on disposal of fixed assets and investments in Continuing Operations	—	25
Included in non-operating exceptional items	103	177

In the year ended 31 March 2005, the gain of £103 million related to the disposal of OPP. The tax charge associated with this gain is £4 million.

In the year ended 31 March 2004, the gain on disposal of Discontinued Operations of £75 million related to the disposal of our NAA business (£66 million) and the recognition of deferred consideration of £9 million on the disposal of our Strategic Communications business sold in the year ended 31 March 2003. The £77 million gain on disposals of joint ventures and associates related to the gain on disposal of Easynet Group plc (£76 million) and Confirmant Limited (£1 million). The £25 million gain on disposal of fixed assets and investments in Continuing Operations was comprised of a gain on disposal of Marconi Mobile Access S.p.A. (also known as UMTS) of £9 million and other fixed asset investments of £22 million, partially offset by a pension settlement loss of £6 million arising on the disposal of our interest in GDA.

c Amounts written off investments

The change in value of the Group’s investments is accounted for in line with the Group accounting policy whereby listed investments are marked to their market value at the end of each reporting year and unlisted investments are held at the lower of cost and recoverable value.

d Gain on waiver of balance payable to M (2003) plc group

As part of the Group’s financial restructuring in May 2003, Marconi Corporation plc and its subsidiaries entered into an agreement with M (2003) plc and its direct subsidiaries to reassign and waive balances between the M (2003) plc group and the Marconi Corporation plc Group.

e Exceptional cash flows

	2005	2004
	£ million	£ million
Operating
Restructuring	(28)	(122)
Litigation settlement	(12)	—
ESOP settlement	—	(35)

Continuing Operations	(40)	(157)
Discontinued Operations – restructuring	(3)	(9)
	(43)	(166)
Non-operating and financing
Scheme consideration	—	(340)
Disposal of tangible fixed assets	—	26
Net proceeds on disposal of interests in subsidiary companies, joint ventures and associates	169	222
	169	(92)

Non-operating exceptional cash flows from the disposals of tangible fixed assets are included in note 23 (d). Non-operating exceptional cash flows from the sales of interests in subsidiary companies and associates are included in note 23 (e).

5 Net interest payable

	2005	2004
	£ million	£ million
Interest receivable
Loans and deposits	10	17
Other	1	–
	11	17
Interest payable
Bank loans, loan notes and overdrafts (2004: less interest accrual release of £3 million)	(11)	(52)
Net interest payable	—	(35)

6 Net finance expenditure

	2005	2004
	£ million	£ million
Interest on pension scheme liabilities(note 26)	(143)	(145)
Expected return on pension scheme assets(note 26)	141	138
	(2)	(7)
Premium on redemption of Loan Notes	(28)	(41)
Exceptional write off of capitalised losses on swaps	—	(46)
Net gain on cash and unhedged foreign exchange borrowings	—	12
Other	(1)	—
Net finance expenditure	(31)	(82)

7 Tax

a Tax credit on loss on ordinary activities

	2005	2004
	£ million	£ million
Current taxation
Corporation tax 30% (2004: 30%)	—	—
UK overprovision in respect of prior years	(26)	(20)
Overseas tax (2004 includes £8 million tax charge on disposal of businesses)	3	12
Overseas tax overprovision in respect of prior years	(25)	(3)
Joint ventures and associates	—	(2)
	(48)	(13)
Deferred taxation – timing differences	—	(6)
	(48)	(19)

In the year ended 31 March 2005, the Group’s tax credit on ordinary activities was £48 million (2004: £19 million credit) due primarily to the release of tax provisions of £33 million in respect of prior years following progress in resolving historic US and UK tax issues and a credit of £18 million for US and UK tax refunds.

In the year ended 31 March 2004 a non-operating net tax credit of £12 million arose due to the release of tax provisions of £20 million in respect of prior years following the Company’s scheme of arrangement offset by a tax charge of £8 million on the disposal of NAA.

b Reconciliation of current taxation credit for the year

	2005	2004
	£ million	£ million
Loss on ordinary activities before taxation	(27)	(171)
Tax credit on loss at a standard rate of 34% (2004: 34%)	(9)	(58)
Non deductible goodwill amortisation and other similar items	47	52
Non taxable operating and non-operating exceptional items	11	(56)
Tax losses and other deferred tax items not recognised in current tax	(46)	70
Overprovision in respect of prior years	(51)	(21)
Current tax credit for the year	(48)	(13)

c Factors that may affect future tax charges

Deferred tax assets totalling £817 million (2004: £659 million) have not been recognised in respect of operating losses, pension scheme deficits and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

The Group will incur ongoing tax cash costs where losses are unavailable to cover any historic tax audit adjustments and/or future taxable profits.

8 Equity minority interests

Equity minority interests represent the share of profits less losses on ordinary activities attributable to the interests of equity shareholders in subsidiaries which are not wholly owned by the Group.

9 Equity dividends

The directors do not propose a dividend for the year ended 31 March 2005. No dividends were declared for the year ended 31 March 2004.

10 Profit/(loss) per share

Basic and adjusted profit/(loss) per share is calculated by reference to a weighted average of 204.5 million ordinary shares (2004: 249.0 million ordinary shares) in issue during the year.

In 2005 the effect of share options is dilutive. The undiluted weighted average number of shares has been adjusted by 12.4 million in respect of outstanding share options to give a diluted weighted average of 216.9 million ordinary shares. This gives a basic diluted profit per share of 9.7p. The effect of share options is anti-dilutive in 2004 and has therefore been excluded from the calculation of the diluted weighted average number of shares.

An adjusted profit/(loss) per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below:

	Year ended 31 March 2005		Year ended 31 March 2004
		Profit/(loss)		Profit/(loss)
		per share		per share
	Profit/(loss)	Pence	Profit/(loss)	Pence
	£ million		£ million
Basic profit/(loss) and basic profit/(loss) per share	21	10.3	(153)	(61.4)
Operating exceptional items
Restructuring costs included in cost of sales	(5)	(2.4)	(9)	(3.6)
Restructuring costs	16	7.8	89	35.7
(Decrease)/increase in provision for litigation settlement	(2)	(1.0)	5	2.0
Releases in respect of doubtful debts	—	—	(4)	(1.6)
Non-operating exceptional items
Gain on disposal of Discontinued Operations	(103)	(50.4)	(75)	(30.1)
Gain on disposal of joint ventures and associates	—	—	(77)	(30.9)
Gain on disposal of investments in Continuing Operations	—	—	(25)	(10.1)
Amounts written off investments	—	—	2	0.8
Gain on waiver of balance payable to M (2003) plc group	—	—	(25)	(10.0)
Goodwill amortisation	91	44.5	103	41.4
Write off of capitalised losses on swaps	—	—	46	18.4
Exceptional tax credit	—	—	(12)	(4.8)
Adjusted profit/(loss) and adjusted profit/(loss) per share	18	8.8	(135)	(54.2)

11 Employees

a Directors’ remuneration

Details of the directors’ remuneration specified for audit by the UK Listing Authority are given in the Report to shareholders by the Board on directors’ remuneration.

b Average monthly number of employees by sector

	Number
	(‘000)
	2005	2004
Optical and Access Networks	5	7
Network Services	4	4
BBRS	1	1
Continuing Operations	10	12
Discontinued Operations	1	3
Group	11	15

c Staff costs

	2005	2004
	£ million	£ million
Wages and salaries	368	483
Social security costs	50	55
Other pension costs	22	22
	440	560
United Kingdom	217	228
Other EMEA	160	180
NA	51	130
CALA	2	8
APAC	10	14
	440	560

Included within the staff costs for the year ended 31 March 2005 was £25 million (2004: £31 million) related to ongoing remuneration costs for employees of the Group that participate in Marconi Corporation plc share option plans.

Other pension costs includes only items charged to operating expenses and excludes amounts charged to non-operating exceptional items and net finance expenditure, and items included in the statement of total recognised gains and losses.

12 Goodwill

£ million
Cost at 1 April 2004	4,918
Disposals (note 25a)	(496)
Exchange rate adjustment	(63)
Cost at 31 March 2005	4,359
Amortisation at 1 April 2004	(4,482)
Disposals (note 25a)	452
Charged to profit and loss account	(91)
Exchange rate adjustment	63
Amortisation at 31 March 2005	(4,058)
Net book value at 31 March 2005	301
Net book value at 31 March 2004	436

13 Tangible fixed assets

						Payments
					Fixtures,	on account
					fittings,	and assets in
	Freehold	Leasehold property		Plant and	tools and	the course of
Group	property	Long	Short	machinery	equipment	construction	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Cost at 1 April 2004	101	2	7	204	360	—	674
Additions	—	—	—	12	16	7	35
Disposals	—	—	(1)	(19)	(28)	—	(48)
Businesses disposed (note 25a)	(16)	—	—	(14)	(48)	—	(78)
Exchange rate adjustment	—	—	—	1	1	—	2
Cost at 31 March 2005	85	2	6	184	301	7	585
Depreciation at 1 April 2004	(29)	—	(1)	(167)	(329)	—	(526)
Charged to profit and loss account	(4)	—	(1)	(19)	(15)	—	(39)
Disposals	—	—	—	16	28	—	44
Businesses disposed (note 25a)	7	—	—	7	40	—	54
Exchange rate adjustment	—	—	—	(1)	(1)	—	(2)
Depreciation at 31 March 2005	(26)	—	(2)	(164)	(277)	—	(469)
Net book value at 31 March 2005	59	2	4	20	24	7	116
Net book value at 31 March 2004	72	2	6	37	31	—	148

The net book value of tangible fixed assets of the Group includes an amount of £2 million (2004: £3 million) in respect of assets held under finance leases, on which the depreciation charge for the year was £1 million (2004: £1 million).

Assets in the course of construction relate to direct costs associated with various computer software projects.

14 Fixed asset investments

Joint ventures	£ million
At 1 April 2004 and 31 March 2005	—

We retain an investment in a joint venture, Plessey Holdings Limited. This entity no longer trades but contains a number of environmental exposures in North America. Plessey Holdings Limited is taking remedial action against these exposures, which are funded from its own cash balances. We consolidate our share of its assets and liabilities, being £10 million each.

Share of
Associates	net assets
£ million
At 1 April 2004	6
Transfer to other investments	(2)
Exchange rate adjustment	(1)
At 31 March 2005	3

The transfer to other investments relates to investments that have been evaluated during the year and are not deemed to be associates, as the Group no longer has significant influence over them.

	Cost or
Other investments	valuation	Provisions	Total
	£ million	£ million	£ million
At 1 April 2004	116	(113)	3
Transfer from associates	2	—	2
At 31 March 2005	118	(113)	5

The Group has no listed fixed asset investments.

Principal subsidiaries	Voting rights	Country of incorporation
Marconi Communications Limited	100%	England
Marconi Communications S.p.A.	100%	Italy
Marconi Communications, Inc	100%	USA
Marconi Communications GmbH	100%	Germany

	Loans to Group		Shares in		Shares in joint ventures
	undertakings		Group undertakings		and associates		Other investments
Company	Gross	Provisions	Costs	Provisions	Costs	Provisions	Costs	Provisions	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 April 2004	870	(90)	6,918	(5,249)	32	(32)	95	(93)	2,451
Additions	—	—	28	—	—	—	—	—	28
Disposals	—	—	—	—	(1)	1	—	—	—
Movements in Group loans	15	—	—	—	—	—	—	—	15
Provisions	—	(6)	—	(15)	—	—	—	—	(21)
Exchange rate adjustment	(4)	(2)	—	—	—	—	—	—	(6)
At 31 March 2005	881	(98)	6,946	(5,264)	31	(31)	95	(93)	2,467

15          Stocks and contracts in progress

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Raw materials and bought in components	37	59	—	—
Work in progress	33	41	—	—
Finished goods	89	69	—	—
Long-term contract work in progress	3	6	—	—
Payments on account	—	(1)	—	—
	162	174	—	—

16 Debtors

		Group		Company
		2005	2004	2005	2004
		£ million	£ million	£ million	£ million
	Amounts falling due within one year:
	Trade debtors	307	309	—	—
Of which:	Securitised receivables	15	—	—	—
	Non-recourse receipts	(15)	—	—	—
	Amounts owed by associates	17	17	1	1
	Amounts owed by Group companies	—	—	67	97
	Other debtors	30	36	—	4
	Current tax	22	—	14	—
	Prepayments and accrued income	15	26	—	—
		391	388	82	102
	Amounts falling due after more than one year:
	Trade debtors	—	4	—	—
	Prepayments and accrued income	1	1	—	—
		1	5	—	—
		392	393	82	102

Amounts owed by associates relate to trading balances.

The Group has assigned certain trade debts as security against the advance of cash from a third party provider. All debts remain outstanding at 31 March 2005 and interest of £55,000 was recognised in the year. The Group is not obliged to, nor does it intend to, support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek payment from the Group of the capped finance charge under the arrangement and that recourse to the Group is not available.

The Group has available to it uncommitted customer receivables financing facilities totalling €79 million (£54 million). Whilst the facilities do not have formal expiry dates, €19 million (£13 million) is due for review in December 2005 and €60 million (£41 million) is due for review in March 2006.

17 Cash at bank and in hand

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Cash and bank deposits repayable on demand (note 28b)	239	406	110	195
Other cash deposits (note 28b)	95	113	—	10
Cash at bank and in hand	334	519	110	205

Included in the amounts above is restricted cash of:
	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Cash security for loans	8	11	—	—
Collateral against bonding facilities	78	85	—	—
Held by captive insurance company	17	18	—	—
Mandatory redemption escrow accounts	—	10	—	10
Restricted cash	103	124	—	10
Cash held at subsidiary level and cash in transit	64	74	—	—
Available treasury deposits	167	321	110	195
Cash at bank and in hand	334	519	110	205

Cash security for loans of £8 million (2004: £11 million) relates to cash deposited against secured loans in Italy.

18 Creditors

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Amounts falling due within one year:
Loan Notes (note 19)	—	8	—	8
Bank loans and overdrafts (note 19)
Repayable on demand	10	14	—	—
Other	4	4	—	—
Obligations under finance leases	1	—	—	—
	15	26	—	8
Payments received in advance	49	56	—	—
Trade creditors	187	155	—	—
Amounts owed to Group companies	—	—	2,305	2,081
Current taxation	55	104	37	44
Other taxation and social security	23	25	—	—
Other creditors	64	77	5	6
Accruals and deferred income	114	134	—	4
	507	577	2,347	2,143
Amounts falling due after more than one year:
Loan Notes (note 19)	—	257	—	257
Bank loans (note 19)	21	20	—	—
Obligations under finance leases	1	2	—	—
	22	279	—	257
Accruals and deferred income	6	6	—	—
	28	285	—	257

19 Borrowings
	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Loan Notes	—	265	—	265
Bank loans and overdrafts
Repayable on demand	10	14	—	—
Other	25	24	—	—
Obligations under finance leases	2	2	—	—
	37	305	—	265
Less amounts falling due within one year	(15)	(26)	—	(8)
	22	279	—	257
Analysis of repayments of long-term borrowings
Loan Notes
Between two and five years	—	257	—	257
Bank loans
Between one and two years	4	4	—	—
Between two and five years	7	9	—	—
In more than five years	10	7	—	—
Obligations under finance leases
Between one and two years	1	1	—	—
Between two and five years	—	1	—	—
	22	279	—	257
Loan Notes	—	257	—	257

Maturity

More analysis of the maturity of the Group’s debt is given in note 28b.

20 Provisions for liabilities and charges

			Contracts	Litigation
			and	and
Group	Restructuring	Warranties	commitments	indemnities	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 1 April 2004	41	32	48	82	16	219
Disposals	—	(1)	—	—	—	(1)
Charged	24	14	7	13	5	63
Released	(8)	(2)	(11)	(3)	(2)	(26)
Utilised	(33)	(16)	(29)	(25)	(6)	(109)
Exchange rate adjustment	—	(1)	1	(1)	—	(1)
At 31 March 2005	24	26	16	66	13	145

Restructuring mainly comprises expected costs for termination of employee contracts (£15 million) and costs for properties no longer occupied, onerous lease contracts and future scheme administration costs (in total £9 million). The associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next three years.

Warranties and contracts mainly comprise the expected costs of maintenance under guarantees, other work in respect of products delivered and losses on contract work in progress in excess of related accumulated cost. The associated outflows are generally expected to occur over the lives of the products.

Contracts and commitments comprise liquidated damages, onerous supply contracts and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the contracts, which are long term in nature.

Litigation and indemnities comprise expected employee related claims, environmental liabilities mainly in North America, other litigation, captive insurance balances and merger and acquisition balances held against warranties provided on the disposal of businesses. Employee related claims relate to industrial diseases. The Group’s exposure to these claims, which has been assessed by actuaries, amounts to £18 million (2004: £19 million) after discounting at a rate of 4.5%, in line with long-term government bond yields at 31 March 2005.

Other provisions mainly comprise payroll taxes on share options and other post-retirement agreements.

		Litigation and
Company	Restructuring	indemnities	Total
	£ million	£ million	£ million
At 1 April 2004	8	26	34
Charged	—	3	3
Released	(4)	(1)	(5)
Utilised	(1)	(1)	(2)
At 31 March 2005	3	27	30

21 Equity shareholders’ interests

a Share capital

	Number of shares	£
Ordinary shares of 25p each
Allotted, called up and fully paid at 1 April 2004	200,022,311	50,005,578
Shares issued:
Warrants exercised	6,809	1,702
Share options exercised	8,711,819	2,177,955
Allotted, called up and fully paid at 31 March 2005	208,740,939	52,185,235
Unissued at 31 March 2005	418,008,914	104,502,228
Authorised at 31 March 2005	626,749,853	156,687,463

b Warrants

At the time of the Group’s financial restructuring in May 2003, the Company issued warrants to holders of shares in M (2003) plc to subscribe for additional ordinary shares of 5p each in the Company. In total 49.8 million warrants, exercisable up until May 2007, were issued at an exercise price of £1.50 each. As a result of the subsequent one for five share consolidation, five warrants must now be exercised per 25p ordinary share, giving an aggregate subscription price of £7.50 per share.

At 31 March 2005, 49.6 million warrants remained outstanding.

c Share options

At 31 March 2005 the following share options were outstanding in respect of the Company’s ordinary shares:

	Number of shares	Subscription
	under option	price per	Exercise
	million	share	period
Management Plan
Granted 24 June 2003	8.5	Nil	May 2004 to May 2013
Granted 1 September 2003	0.6	Nil	May 2004 to May 2013
Granted 13 February 2004	1.1	Nil	October 2004 to February 2014
Employee Plan
Granted 30 June 2003	4.4	£3.08	May 2004 to May 2013
Granted 1 September 2003	0.2	£4.29	May 2004 to May 2013
Granted 13 February 2004	—	£7.17	May 2004 to February 2014
Granted 1 December 2004	0.7	£5.72	December 2006 to August 2008
Granted 6 December 2004	0.1	£5.67	December 2006 to August 2008
Sharesave Plan
Granted 3 February 2005	1.7	£5.06	April 2005 to September 2008

The movement in share options during the year can be analysed as follows:

	Number of				Number of
	shares under				shares under
	option at	Number of	Number of	Number of	option at
	1 April	options	options	options	31 March
	2004	granted	forfeited	exercised	2005
	million	million	million	million	million
Management Plan	17.6	—	—	(7.4)	10.2
Employee Plan	6.1	0.8	(0.2)	(1.3)	5.4
Sharesave Plan	—	1.7	—	—	1.7
Total	23.7	2.5	(0.2)	(8.7)	17.3

The subscription price per share, in respect of options granted under the Employee Plan on 30 June 2003, is a mean average as the rules regarding exercise price differ between Italy and the rest of the world.

The overall impact on the Group’s profit and loss account over the life of the plans through to the financial year ending 31 March 2007, assuming the final performance target is also met, will be approximately £59 million before payroll taxes. We expect the remaining charge under UK GAAP, before payroll taxes, to be £9 million in the year ended 31 March 2006 and £2 million in the year ended 31 March 2007. The £59 million charge is a non-cash item.

During the year, the aggregate gain on share options exercised by the directors amounted to £13,806,480 (2004: £nil).

22 Reserves

		Share		Capital
	Shares to	premium	Capital	reduction	Profit and
Group	be issued	account	reserve	reserve	loss account	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 1 April 2004	25	—	9	283	(17)	300
Profit retained for the year	—	—	—	—	21	21
Exchange differences	—	—	—	—	5	5
Shares issued	—	4	—	—	—	4
Added in the year	23	—	—	—	—	23
Share options exercised	(24)	—	—	—	22	(2)
Actuarial gain on retirement benefit schemes	—	—	—	—	1	1
Losses transferred	—	—	—	(97)	97	—
At 31 March 2005	24	4	9	186	129	352

On 21 May 2003, the high court approved a reduction of share capital and the share premium account. These balances were being credited to the Company’s profit and loss reserve. The high court determined that any surplus over the deficit at 31 March 2003 was to be held as non-distributable reserves that would be transferred to the profit and loss reserve as losses are incurred or when all creditors as at 21 May 2003 have been satisfied. Company losses of £97 million have been transferred in the year (2004: £60 million).

		Share		Capital
	Shares to	premium	Capital	reduction	Profit and
Company	be issued	account	reserve	reserve	loss account	Total
	£ million	£ million	£ million	£ million	£ million	£ million
At 1 April 2004	25	—	9	283	(43)	274
Loss retained for the year	—	—	—	—	(69)	(69)
Shares issued	—	4	—	—	—	4
Added in the year	23	—	—	—	—	23
Share options exercised	(24)	—	—	—	22	(2)
Losses transferred	—	—	—	(97)	97	—
At 31 March 2005	24	4	9	186	7	230

Pursuant to Section 230 of the Companies Act 1985, the Company is not presenting its own profit and loss account in addition to the consolidated profit and loss account. The loss of the Company for the financial year amounted to £69 million (2004: £103 million).

23 Cash flow

a Net cash inflow/(outflow) from operating activities

Year ended 31 March 2005	Continuing	Discontinued	Total
	£ million	£ million	£ million
Group operating loss after exceptional items	(95)	(4)	(99)
Operating exceptional items (note 4a)	9	—	9
Group operating loss before exceptional items	(86)	(4)	(90)
Depreciation charge	37	2	39
Goodwill amortisation	89	2	91
Shares to be issued related to share options	23	—	23
Increase in stock	(22)	—	(22)
(Increase)/decrease in debtors	(21)	6	(15)
Increase/(decrease) in creditors	34	(13)	21
Decrease in provisions	(22)	(2)	(24)
	32	(9)	23

Year ended 31 March 2004	Continuing	Discontinued	Total
	£ million	£ million	£ million
Group operating (loss)/profit after exceptional items	(249)	8	(241)
Operating exceptional items (note 4a)	76	5	81
Group operating (loss)/profit before exceptional items	(173)	13	(160)
Depreciation charge	63	10	73
Goodwill amortisation	87	11	98
Shares to be issued related to share options	25	—	25
Decrease/(increase) in stock	54	(5)	49
Decrease/(increase) in debtors	151	(3)	148
(Decrease)/increase in creditors	(81)	7	(74)
Decrease in provisions	(2)	(6)	(8)
	124	27	151

b Returns on investments and servicing of finance

	2005	2004
	£ million	£ million
Income from loans, deposits and investments	11	17
Interest paid	(15)	(48)
Premium on redemption of Loan Notes	(28)	(41)
	(32)	(72)

All of the above amounts arose from Continuing Operations.

c Tax paid

	2005	2004
	£ million	£ million
Overseas tax paid	(7)	(4)

All the above amounts relate to Continuing Operations. Tax paid in respect of previous business disposals is included in note 23e.

d Capital expenditure and financial investments

	2005	2004
	£ million	£ million
Purchases of tangible fixed assets	(35)	(29)
Sales of tangible fixed assets	3	41
Sales of fixed asset investments	—	24
	(32)	36

Sales of tangible fixed assets in 2004 included an amount of £26 million relating to information technology assets.

Of the above amounts, Continuing Operations account for an outflow of £32 million (2004: £35 million inflow) and Discontinued Operations a cash flow of £nil (2004: £1 million inflow).

e Acquisitions and disposals

	2005	2004
	£ million	£ million
Investments in subsidiary companies	—	(6)
Sales of interests in subsidiary companies	184	136
Sales of interests in joint ventures and associates	(15)	98
Net cash disposed with subsidiary companies	—	(6)
	169	222

Sales of interests in subsidiary companies are shown net of proceeds, transaction costs and related tax cash flows.

f Net cash inflow from management of liquid resources

	2005	2004
	£ million	£ million
Deposits made with banks and similar financial institutions	(247)	(410)
Deposits withdrawn from banks and similar financial institutions	270	513
	23	103

g Net cash outflow from financing

	2005	2004
	£ million	£ million
Issue of ordinary shares	4	—
Decrease in bank loans	—	(5)
Decrease in Loan Notes	(270)	(410)
Capital element of finance lease payments	—	(1)
Scheme consideration	—	(340)
	(266)	(756)

24 Analysis of net monetary funds

			Other	Exchange
	At 1 April		non-cash	Rate	At 31 March
	2004	Cash flow	changes	adjustment	2005
	£ million	£ million	£ million	£ million	£ million
Cash at bank and in hand	406	(169)	—	2	239
Loans repayable on demand	(14)	4	—	—	(10)
		(165)
Liquid resources	113	(23)	—	5	95
Amounts falling due within one year:
Bank loans	(4)	4	(4)	—	(4)
Loan Notes	(8)	8	—	—	—
Finance leases	—	—	(1)	—	(1)
Amounts falling due after more than one year:
Bank loans	(20)	(4)	4	(1)	(21)
Loan Notes	(257)	262	—	(5)	—
Finance leases	(2)	—	1	—	(1)
		270
	214	82	—	1	297

25  Acquisitions and disposals

a Sales of interests in subsidiaries

	Outside
	Plant and	Total	Total
	Power	2005	2004
	£ million	£ million	£ million
Net assets sold
Tangible fixed assets	24	24	7
Stock	29	29	6
Debtors	25	25	12
Net cash	—	—	6
Creditors and provisions	(21)	(21)	(21)
Minority interests	—	—	(1)
Retirement benefit deficit	(16)	(16)	—
Goodwill	44	44	46
	85	85	55

Cash consideration received	204	204	139
Deferred consideration and transaction costs	(16)	(16)	(8)
Profit on disposal	103	103	76

OPP was disposed of on 16 August 2004, on which we incurred additional tax costs of £4 million. In the year ended 31 March 2004, NAA was disposed of on 23 February 2004 and Marconi Mobile Access S.p.A (also known as UMTS) was disposed of on 17 July 2003. The Group incurred additional tax costs of £8 million upon the disposal of NAA in the year ended 31 March 2004. Following the review of historic US tax attributes, the Group has received a refund of £4 million in the year ended 31 March 2005.

b Sales of interests in joint ventures and associates

In the year ended 31 March 2004, the Group’s investment in Easynet Group plc, an associated undertaking, was sold in two tranches on 4 July 2003 and 11 September 2003, for a combined total of £94 million cash consideration giving rise to a profit of £76 million.

The Group’s investment in Confirmant Limited, a joint venture, was sold on 12 November 2003. £4 million cash consideration was received and a profit of £1 million was recognised in the year ended 31 March 2004.

26 Post retirement benefits

Marconi operates defined benefit pension plans in the United Kingdom, USA, Germany and Italy, and post-retirement benefit plans in the USA. The most significant plan is the GEC 1972 Plan (the UK Plan) in the UK. A full actuarial valuation for the UK Plan was carried out as at 5 April 2002 and a valuation for accounting purposes was carried out as at 31 March 2005 by independent qualified actuaries. A further full actuarial valuation is being carried out as at 5 April 2005, the results of which will be available in the second half of the year ending 31 March 2006.

For the US plans, full valuations were carried out at 1 January 2003 and 1 January 2004 and updated as applicable to 31 March 2005 by independent qualified actuaries.

For the German and Italian unfunded plans, valuations were carried out for accounting purposes at 31 March 2005 by independent qualified actuaries.

The contributions made to the plans in the year totalled £17 million (2004: £21 million). Benefit payments in the accounting period totalled £9 million (2004: £17 million). For the unfunded pension plans and the post retirement medical plans, payments are made when the benefits are provided.

Company contributions to the UK Plan are 8.2% of pensionable pay. In the USA, on 25 March 2003, the Group signed a funding agreement with the Pension Benefit Guaranty Corporation (PBGC) for the US defined benefit schemes. This agreement was amended on 17 February 2004. Under this agreement, Marconi was required to contribute $2.25 million at the end of each calendar quarter to its US defined benefit plans, in addition to the annual normal cost associated with the continuation of benefits. Effective from 13 August 2004, the quarterly contribution was reduced to $1.75 million due to the transfer of the Reltec Retirement liability to Emerson. Additionally, proceeds from any disposal of US businesses shall be used to fund the scheme deficits.

The Group operates defined contribution schemes in addition to the defined benefit schemes listed. Contributions to these schemes amounted to £3 million (2004: £5 million).

The major assumptions used by the actuaries to determine the liabilities on a FRS 17 basis for the significant defined benefit plans are set out below:

	At 31 March 2005		At 31 March 2004		At 31 March 2003
	UK	Rest of the	UK	Rest of the	UK	Rest of the
Average assumptions used	(% pa)	world (% pa)	(% pa)	world (% pa)	(% pa)	world (% pa)
Rate of general increase in salaries	4.25	4.12	4.75	4.17	4.50	4.17
Rate of increase in pensions in payment	2.75	1.50	2.75	1.50	2.50	1.50
Rate of increase for deferred pensioners	2.75	N/A	2.75	N/A	2.50	N/A
Rate of credited interest	2.50	N/A	3.00	N/A	4.00	N/A
Discount rate applied to liabilities	5.50	5.11	5.50	5.63	5.25	6.00
Inflation assumption	2.75	2.12	2.75	2.25	2.50	2.22
Expected healthcare trend rates	N/A	11.0	N/A	11.5	N/A	12.0
		pre and		pre and		pre and
		post 65,		post 65,		post 65,
		reducing to		reducing to		reducing to
		6.0 after		6.0 after		6.0 after
		2012		2012		2012
Expected prescription drug trend rates	N/A	13.0	N/A	14.0	N/A	15.0
		reducing to		reducing to		reducing to
		6.0 after		6.0 after		6.0 after
		2012		2012		2012

The UK Plan provides benefits to members on the best of three bases. One of the bases is a money purchase underpin in which a discretionary level of credited interest is applied to a percentage of members’ contributions. The discretionary level of credited interest has been treated as a constructive obligation.

Pension plans

The assets in the UK Plan and the expected rates of return were:

	Long-term		Long-term		Long-term
	expected	Value at	expected	Value at	expected	Value at
	rate of	31 March	rate of	31 March	rate of	31 March
	return	2005	return	2004	return	2003
	%	£ million	%	£ million	%	£ million
Equities	8.00	719	8.25	638	8.25	497
Bonds	4.76	1,503	4.84	1,536	4.84	1,702
Property	6.50	114	6.70	101	6.75	111
Cash	3.75	51	3.75	43	4.00	30
Total market value of assets		2,387		2,318		2,340
Present value of plan liabilities		(2,496)		(2,436)		(2,535)
Net pension liability before and after deferred tax		(109)		(118)		(195)

The assets in the overseas plans and the expected rates of return were:

	Long-term		Long-term		Long-term
	expected	Value at	expected	Value at	expected	Value at
	rate of	31 March	rate of	31 March	rate of	31 March
	return	2005	return	2004	return	2003
	%	£ million	%	£ million	%	£ million
Equities	8.75	53	8.75	68	10.00	65
Bonds	5.00	46	5.00	57	6.00	59
Other	6.50	7	6.50	7	9.00	10
Total market value of assets		106		132		134
Present value of plan liabilities		(211)		(238)		(263)
Net pension liability before and after deferred tax		(105)		(106)		(129)

	Value at	Value at	Value at
	31 March	31 March	31 March
	2005	2004	2003
	£ million	£ million	£ million
Other post retirement benefits
Present value of plan liabilities and net pension liability before and after deferred tax	(14)	(22)	(29)

Analysis of the amount charged to operating loss

	2005				2004
	£ million				£ million
		Rest of the	Post			Rest of the	Post
		world	retirement			world	retirement
		pension	medical			pension	medical
	UK Plan	plans	plans	Total	UK Plan	plans	plans	Total
Current service cost	(17)	(5)	—	(22)	(16)	(6)	—	(22)

Analysis of other amounts charged to the profit and loss account

	2005				2004
	£ million				£ million
		Rest of the	Post			Rest of the	Post
		world	retirement			world	retirement
		pension	medical			pension	medical
	UK Plan	plans	plans	Total	UK Plan	plans	plans	Total
Gain/(loss) on settlements	—	11	4	15	(7)	(1)	—	(8)
Gain on curtailments	—	1	—	1	—	—	—	—
Net gain/(loss) charged to profit and loss account	—	12	4	16	(7)	(1)	—	(8)

Of the amounts above £16 million was credited to non-operating exceptional items and £nil to operating profit (2004: £8 million charged to non-operating exceptional items and £nil to operating profit).

Analysis of the amount credited to other finance (expenditure)/income

	2005				2004
	£ million				£ million
		Rest of the	Post			Rest of the	Post
		world	retirement			world	retirement
		pension	medical			pension	medical
	UK Plan	plans	plans	Total	UK Plan	plans	plans	Total
Expected return on pension scheme assets	132	9	—	141	128	10	—	138
Interest on pension scheme liabilities	(130)	(12)	(1)	(143)	(129)	(14)	(2)	(145)
Total finance income/(expenditure)	2	(3)	(1)	(2)	(1)	(4)	(2)	(7)
Net (expenditure)/income	(15)	4	3	(8)	(24)	(11)	(2)	(37)

The net (expenditure)/income represents the operating charge plus curtailment and settlement gains and losses plus finance income/(expenditure).

Analysis of amount recognised in the consolidated statement of total recognised gains and losses (STRGL)

	2005				2004
	£ million				£ million
		Rest of the	Post			Rest of the	Post
		world	retirement			world	retirement
		pension	medical			pension	medical
	UK Plan	plans	plans	Total	UK Plan	plans	plans	Total
Expected return less actual return on pension scheme assets gains/(losses)	71	(4)	—	67	115	15	—	130
Experience gains and(losses) arising on scheme liabilities	—	(1)	2	1	9	(2)	3	10
Changes in assumptions underlying the present value of scheme liabilities (losses)/gains	(57)	(10)	—	(67)	(33)	(10)	(1)	(44)
Actuarial gain/(loss) recognised in STRGL	14	(15)	2	1	91	3	2	96

The main element of the amount recognised in the STRGL in both years has resulted from the difference between the actual rate of return and expected rate of return on the plans’ assets. In the year ended 31 March 2005, actual investment returns in the UK Plan exceeded expected returns across all classes of assets, resulting in a substantial asset gain. In the year ended 31 March 2004, asset gains were experienced for both the UK and US funded plans, primarily due to the recovery of equity markets.

The second largest impact on the STRGL in both years has been the losses resulting from changes in assumptions underlying the present value of the plans’ liabilities.

At 31 March 2005, revisions to the UK Plan mortality assumption have led to a STRGL loss of £102 million. This revision recognised observed improvements in longevity in line with the most recent available plan data, plus an allowance for likely improvements in the future. In the UK Plan, the trustees have discretion to credit interest (bonuses) to pension awards. During the year, our credited interest assumption has been reduced from 3.0% to 2.5% to align with actual expected awards, providing a STRGL gain. A further STRGL gain was recognised from a reduction in our salary growth assumption.

At 31 March 2004, in the UK Plan, the reduction of our credited interest assumption provided a gain. Offsetting this gain was a loss resulting from revised mortality assumptions, recognising observed improvements in longevity at that date.

At 31 March 2005, due to movements in Eurobond rates during the year, the German and Italian Plan discount rates were reduced. The German Plan discount rate was reduced from 5.50% at 31 March 2004 to 4.50% at 31 March 2005. The Italian Plan discount rate was reduced from 5.00% at 31 March 2004 to 4.00% at 31 March 2005. Both of these changes resulted in STRGL losses.

At 31 March 2004, due to movements in AA corporate bond rates in the UK and US, the UK discount rate was increased from 5.25% to 5.50% leading to a gain, and the US discount rate was decreased from 6.25% to 5.75% leading to a loss.

Movement in deficit during the year

	2005				2004
	£ million				£ million
		Rest of the	Post			Rest of the	Post
		world	retirement			world	retirement
		pension	medical			pension	medical
	UK Plan	plans	plans	Total	UK Plan	plans	plans	Total
Deficit at 1 April	(118)	(106)	(22)	(246)	(195)	(129)	(29)	(353)
Movement in year:
Current service cost	(17)	(5)	—	(22)	(16)	(6)	—	(22)
Contributions and benefit payments	10	14	2	26	10	25	3	38
Settlement gain/(loss)	—	11	4	15	(7)	(1)	—	(8)
Curtailment gain	—	1	—	1	—	—	—	—
Other finance income/(charge)	2	(3)	(1)	(2)	(1)	(4)	(2)	(7)
Actuarial gain/(loss)	14	(15)	2	1	91	3	2	96
Foreign exchange	—	(2)	1	(1)	—	6	4	10
Deficit at 31 March	(109)	(105)	(14)	(228)	(118)	(106)	(22)	(246)

The net deficit before deferred taxation is analysed by jurisdiction as follows:

	2005				2004
	£ million				£ million
		Rest of the	Post			Rest of the	Post
		world	retirement			world	retirement
		pension	medical			pension	medical
	UK Plan	plans	plans	Total	UK Plan	plans	plans	Total
Surpluses	—	3	—	3	—	—	—	—
Deficits	(109)	(108)	(14)	(231)	(118)	(106)	(22)	(246)
Net deficit at 31 March	(109)	(105)	(14)	(228)	(118)	(106)	(22)	(246)

History of experience gains and losses

	2005	2004	2003	2002	2001
Difference between the expected and actual return on scheme assets gains/(losses):
Amount (£ million)
UK Plan	71	115	(147)	(218)	(139)
Rest of the world pension plans	(4)	15	(31)	(59)	(47)
Total	67	130	(178)	(277)	(186)
Percentage of scheme assets
UK Plan	3.0	5.0	(6.3)	(8.7)	(5.2)
Rest of the world pension plans	(0.2)	11.4	(23.1)	(33.1)	(8.7)
Overall	2.7	5.3	(7.2)	(10.3)	(5.8)
Experience gains and (losses) on scheme liabilities:
Amount (£ million)
UK Plan	—	9	4	20	(41)
Rest of the world pension plans	(1)	(2)	(3)	(10)	(9)
Post retirement medical plans	2	3	6	(1)	(1)
Total	1	10	7	9	(51)
Percentage of the present value of scheme liabilities
UK Plan	—	(0.4)	(0.2)	(0.8)	1.7
Rest of the world pension plans	0.5	0.8	1.1	3.9	1.7
Post retirement medical plans	(14.3)	(13.6)	(20.7)	2.6	2.0
Overall	—	(0.4)	(0.3)	(0.3)	1.7
Total amount recognised in STRGL:
Amount (£ million)
UK Plan	14	91	(209)	(250)	(14)
Rest of the world pension plans	(15)	3	(58)	(98)	(57)
Post retirement medical plans	2	2	(2)	(3)	(2)
Total	1	96	(269)	(351)	(73)
Percentage of the present value of scheme liabilities
UK Plan	(0.6)	(3.7)	8.2	10.0	0.6
Rest of the world pension plans	7.1	(1.3)	22.1	37.8	10.9
Post retirement medical plans	(14.3)	(9.1)	6.9	7.9	4.0
Overall	—	(3.6)	9.5	12.5	2.4

27 Other information

a Contingent liabilities

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Contingent liabilities at year end	20	20	—	—

Litigation

Contingent liabilities relate mainly to obligations arising from legal proceedings, which in the opinion of the directors, are not expected to have a materially adverse effect on the Group. The Group is engaged in a number of legal proceedings relating to patent and other claims under contracts. The Group is vigorously defending these cases, the estimated cost of which is disclosed above, and the directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

Guarantees

At 31 March 2005, the Group had provided third parties with a total of £137 million of guarantees, performance bonds and indemnities, the exercise of which is considered to be remote. At 31 March 2005, the value of total collateral against these various guarantees was £78 million. In addition, we estimate that £59 million of the providers had varying conditional and unconditional rights to call for cash collateral.

b Capital expenditure

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Commitments contracted at yearend	6	4	—	—

c Operating leases

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Charges in the year:
Land and buildings	16	31	—	—
Other items	8	9	—	—
	24	40	—	—

Amounts payable under operating leases which fall due in the next financial year

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Land and buildings, leases expiring:
Within one year	2	5	—	—
Between two and five years	5	8	—	—
After five years	5	15	—	—
Other items, leases expiring:
Within one year	—	—	—	—
Between two and five years	4	4	—	—
	16	32	—	—

d Fees paid to auditors

	Group		Company
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Audit services	2	2	1	1
Audit-related services	—	—	—	—
Tax services and other compliance work	1	2	—	—
Business support and other services	—	1	—	—
	3	5	1	1

Audit fees are £1.8 million (2004: £2.3 million). The cost of reporting quarterly in both UK and US Generally Accepted Accounting Principles is borne by the Company.

Tax services and other compliance work include fees of £0.6 million (2004: £1.6 million) dealing with tax computations, submissions, appeals, restructuring and £0.2 million (2004: £0.6 million) for expatriate services. Expatriate services have now been transitioned to another professional services firm.

Business support and other services include fees for operational internal audit of £0.2 million (2004: £0.6 million) and £0.2 million (2004: £0.2 million) for Sarbanes-Oxley, project work and technical advice. All internal audit work was transitioned to another professional services firm during the year.

All non-audit services performed by the auditors are pre-approved by the Audit Committee, following a competitive tender process where appropriate, in accordance with our auditors’ independence policy.

All the Group amounts shown above were charged to administrative expenditure.

28 Financial instruments

a Treasury policies and organisation

The Group’s treasury activities are coordinated by its central treasury function, which operates in accordance with policies and procedures approved by the Board. It does not operate as a profit centre. The treasury function advises operational management on treasury matters and undertakes all derivative transactions. All treasury-related transactions undertaken by operating businesses are required to be carried out in accordance with guidelines laid down by the treasury function and must comply with the Group risk management policies.

Short-term debtors and creditors have been excluded from all disclosures within this note with the exception of the currency related risk profile disclosures.

The main risks faced by the Group in the financial markets in the years ended 31 March 2005 and 2004 were liquidity risk, interest rate risk, foreign currency risk and counter-party risk. The Board reviews and agrees policies for managing each of these, which are summarised below.

Financial instruments

Prior to the Group’s financial restructuring in May 2003, the Group used financial instruments, including derivatives (principally interest rate swaps, cancellable interest rate swaps, currency swaps and forward foreign exchange contracts) to manage interest rate and currency risk exposures.  In February 2005 the Group recommenced hedging of foreign currency cash flows with forward foreign exchange contracts. The Group is reviewing its interest rate hedging policy and any requirement for interest rate hedging instruments to mitigate interest rate risks.

It is the Group’s policy that there is no trading in financial instruments, and that all financial instruments are used solely for the purpose of financing or hedging identified exposures of the Group.

Liquidity risk

The Group funded its activities mainly through cash generated from its operational activities and proceeds of disposals. The Senior Notes were repaid in full in September 2004 (£265 million outstanding as at 31 March 2004).

The Group’s gross borrowings as at 31 March 2005 were £37 million (2004: £305 million) and cash and liquid resources were £334 million (2004: £519 million), resulting in net cash of £297 million at 31 March 2005 (2004: £214 million).

In the years ended 31 March 2005 and 2004, the Group had local borrowing facilities in Italy and China. The Group has not sought to increase or add to its bank facilities given its net cash and liquid resources position of £297 million as at 31 March 2005.

As disclosed in note 16, the Group has uncommitted receivables financing facilities for €79 million (£54 million) of which €22 million (£15 million) was drawn as at 31 March 2005. The facilities do not have formal expiry dates, however, €19 million (£13 million) of these facilities is due for review in December 2005 and the remaining €60 million (£41 million) is due for review in March 2006.

The following table sets out the breakdown of restricted and free cash balances.

	31 March	31 March
	2005	2004
	£ million	£ million
Cash collateral for performance bonds and guarantees	78	85
Captive insurance company	17	18
Collateral for secured loans	8	11
Mandatory Redemption Escrow Account (MREA)	—	10
Total restricted cash	103	124
Cash held at subsidiary level and cash in transit	64	74
Available treasury deposits	167	321
Cash at bank and in hand (including liquid resources)	334	519

The Group continues to be required to place cash collateral, in whole or in part, against any provision of performance bonding facilities or letters of credit. As at 31 March 2005, £78 million of cash collateral was outstanding (2004: £85 million) to secure £137 million of bonding (2004: £141 million).

Interest rate risk

The Group repaid its fixed-rate US Dollar denominated debt (the Loan Notes) in full on 1 September 2004 and subsequently the Group’s interest charge exposure was limited to floating-rate interest on RMB 153 million of loans in China (£10 million), €3 million (£2 million) of leases in Italy and €7 million (£5 million) of debt in Italy. €29 million (£20 million) of debt in Italy was at fixed-rate interest. All the Italian borrowings are at rates sponsored by the Italian government.

The Group’s cash and liquid resources of £334 million (2004: £519 million) are all at floating rate.

A one-percentage point decrease in market interest rates would have decreased profit before taxation by £3 million in the year ended 31 March 2005. The average rate of interest achieved on invested cash was approximately 2.7% per annum (2004: 2.0%).

Counter-party risk

All deposits and foreign exchange forward contracts are made with creditworthy and authorised counter-parties. The Group’s counter-party risk to foreign currency hedging is weighted at 12.5% of gross exposure up to three months and added to deposit exposure weighted at 100%. Exposure to any single financial counter-party is limited by policy as a proportion of the central treasury function’s free cash deposits to a maximum of 25%.

Customer financing risks

The Group has not issued any new customer finance commitments during the year ended 31 March 2005. At 31 March 2005, the Group had a net exposure to customer financing of approximately £1 million.

In addition, the Group uses export credit agencies to assist in managing political and credit risks on major contracts, and makes use of export credit insurance in respect of small to medium-sized contracts when considered appropriate.

Contract bonding facilities

The Group provides third parties with guarantees, performance bonds and indemnities, the exercise of which is considered to be remote. At 31 March 2005 the amount outstanding was £137 million (2004: £141 million). Marconi Bonding Limited, a Group subsidiary, has available to it a committed bonding facility for £35 million until November 2007. Under the terms of the facility, Marconi Bonding Limited provides 50% cash collateral to the bonding provider; the provider has unconditional rights to call for the balance, up to 100% cash collateral, at any time. This facility replaced a facility for £50 million which was due to expire in November 2005 and which required 100% cash collateral to be placed with the provider.

A maturity profile of all bonds and guarantees outstanding is set out below:

	Bonds	Bonds
	outstanding	outstanding
	at 31 March	at 31 March
Expiring 31 March	2005	2004
	£ million	£ million
2005 or earlier	—	51
2006	54	8
2007	57	58
2008	7	6
Thereafter	9	11
No expiry date	10	7
Total	137	141

At 31 March 2005 the value of total cash collateral against these various guarantees was £78 million. The Group estimates that as at 31 March 2005, £59 million of the providers had varying conditional and unconditional rights to call for cash collateral.

Insurance risk management

The Group manages centrally the purchase of global insurance policies in respect of major insurable risks, including property (material damage/ business interruption), directors’ and officers’ and public liability. The Group maintains the types of property and liability insurance which the directors regard as appropriate given the nature of the risks run in the course of its business, and for amounts which they consider adequate. When considering the appropriateness of insurance cover, the directors make assessments of insurable risks using both in-house professionals and the advice of insurance brokers. The directors have determined what they believe to be the appropriate level of cover having regard, among other things, to the Group’s loss record, the industry in which it operates, its risk tolerance level, the cost of cover relative to the risk, customer and legal requirements and any relevant and available information on the levels of cover typically purchased by other comparable companies which operate in the Group’s industry.

The use of global policies and centrally appointed brokers allows the Group to improve internal control and optimise the overall level of retained risk. Risk management and insurance spend are concentrated on those insurable risks which are considered potentially catastrophic to the Group as a whole. The Group continues to work with its insurers and advisors to improve its loss prevention and mitigation process.

Foreign exchange risk

The Group is exposed to movements in foreign exchange rates against Sterling for both trading transactions and the translation of net assets and the profit and loss accounts of overseas subsidiaries. The main trading currencies of the Group are the US Dollar, Sterling and the Euro.

In September 2004, the Group redeemed the remainder of its US Dollar-denominated debt (£265 million).

The Group’s cash and liquid resources were £334 million (2004: £519 million) of which £138 million (2004: £111 million) was denominated in Sterling, £35 million (2004: £262 million) in US Dollars, £128 million (2004: £110 million) in Euro and the balance of £33 million (2004: £36 million) in other currencies.

As at 31 March 2005, the Group held approximately €78 million (£54 million) and $31 million (£17 million) of foreign-currency denominated cash within the UK, as a combination of collateral against bonding facilities and to meet foreign currency working capital requirements. This cash is not treated as a hedge for accounting purposes, and gains and losses on retranslation of the cash into Sterling are taken to net finance income/(expenditure).

The Group has overseas subsidiaries that earn profits or incur losses in their local currencies. It is not the Group’s policy to hedge the exposures arising from the translation of these overseas results into Sterling. The Group’s sales and profitability are sensitive to exchange rate fluctuations.

The table below demonstrates the sensitivity of the Group’s profits to exchange rates:

Reduction in Group
reported Sterling
operating profit/(loss)
before goodwill,
amortisation and
exceptional items
2005
£ million
10% reduction in the value of:
US Dollar	2.2
Euro-trade currencies	0.4
Other	(0.9)
Total	1.7

b Currency and interest rate risk profile of financial assets and liabilities

Financial assets

The currency and interest rate profile of the Group’s financial assets at 31 March 2005 and 31 March 2004 were:

				Non-interest
				bearing
				weighted
				average
		Floating	Non-interest	period
31 March 2005	Total	rate	bearing	Years
	£ million	£ million	£ million
Sterling	138	138	—	—
US Dollar	35	35	—	—
Euro	128	128	—	—
Other	33	33	—	—
Total	334	334	—	—
Analysed between
Cash at bank and in hand (note 17)	239	239	—
Other cash deposits (note 17)	95	95	—
Long-term debtors and amounts recoverable on contracts	—	—	—
	334	334	—

				Non-interest
				bearing
				weighted
				average
		Floating	Non-interest	period
31 March 2004	Total	rate	bearing	Years
	£ million	£ million	£ million
Sterling	111	111	—	—
US Dollar	265	262	3	1.4
Euro	111	110	1	2.9
Other	36	36	—	—
Total	523	519	4	1.6
Analysed between
Cash at bank and in hand (note 17)	406	406	—
Other cash deposits (note 17)	113	113	—
Long-term debtors and amounts recoverable on contracts	4	—	4
	523	519	4

Financial liabilities

The currency and interest rate profile of the Group’s financial liabilities at 31 March 2005 and 31 March 2004 were:

				Fixed-rate
		Floating-		average	Weighted
31 March 2005	Total	rate	Fixed-rate	interest rate	period
	£ million	£ million	£ million	%	Years
Euro	27	7	20	2.7	4.6
Other	10	10	—	—	—
Total	37	17	20	2.7	4.6
Analysed as
Borrowings (note 19)	37	17	20
Maturity profile of financial liabilities
In one year or less, or on demand	15
In more than one year, but no more than two years	5
In more than two years, but no more than five years	7
In more than five years	10
	37

				Fixed-rate
		Floating-		average	Weighted
31 March 2004	Total	rate	Fixed-rate	interest rate	period
	£ million	£ million	£ million	%	Years
Sterling	—	—	—	—	—
US Dollar	265	—	265	8.0	4.0
Euro	26	3	23	4.6	4.6
Other	14	14	—	—	—
Total	305	17	288	7.7	4.0
Analysed as
Borrowings (note 19)	305	17	288
Maturity profile of financial liabilities
In one year or less, or on demand	26
In more than one year, but no more than two years	5
In more than two years, but no more than five years	267
In more than five years	7
	305

Floating-rate borrowings and assets bear interest based on relevant national LIBOR equivalents.

In addition to the above, in December 2004 the Group entered into an arrangement to assign certain Euro-denominated trade debts as security against the advance of cash from a third party provider. Debts outstanding at 31 March 2005 were €22 million (£15 million) (2004: £nil). €15 million (£10 million) of trade debts assigned expire within three months of 31 March 2005 and the average rate payable, including fees, is 3.7% (refer to note 16).

c Currency profile

At 31 March 2005 and 31 March 2004 (after taking into account the effects of forward foreign exchange contracts held at 31 March 2005) the Group’s currency exposures, excluding borrowings treated as hedges, were:

Functional currency of Group operation

	Net foreign currency monetary assets/(liabilities)
31 March 2005	Sterling	US Dollars	Euro	Other	Total
	£ million	£ million	£ million	£ million	£ million
Sterling	—	14	47	9	70
US Dollar	—	—	—	36	36
Euro	2	9	—	—	11
Other	1	2	1	—	4
Total	3	25	48	45	121

	Net foreign currency monetary assets/(liabilities)
31 March 2004	Sterling	US Dollars	Euro	Other	Total
	£ million	£ million	£ million	£ million	£ million
Sterling	—	(87)	53	1	(33)
US Dollar	—	—	(1)	21	20
Euro	2	(6)	—	—	(4)
Other	5	1	1	—	7
Total	7	(92)	53	22	(10)

The Group’s net monetary debt and net assets by currency at 31 March 2005 and 31 March 2004 were:

	Net
	assets
	before net	Net
	monetary	monetary	Net assets/
31 March 2005	funds/(debt)	funds	(liabilities)
	£ million	£ million	£ million
Sterling	48	209	257
US Dollar	(19)	28	9
Euro	92	48	140
Other	(13)	12	(1)
Total	108	297	405

	Net
	assets
	before net	Net
	monetary	monetary	Net
31 March 2004	funds	funds	assets
	£ million	£ million	£ million
Sterling	53	86	139
US Dollar	7	77	84
Euro	76	34	110
Other	2	17	19
Total	138	214	352

d Fair values of finance assets and liabilities

The book values and fair values of the Group’s financial assets and liabilities at 31 March 2005 and 31 March 2004 were:

	Book value		Fair value
	2005	2004	2005	2004
	£ million	£ million	£ million	£ million
Short-term financial liabilities and current portion of long-term borrowings	(15)	(26)	(15)	(27)
Long-term borrowings and long-term financial liabilities	(22)	(279)	(22)	(305)
Financial assets	334	523	334	523

The fair values of the traded outstanding long-term borrowings have been determined by references available from the markets on which the instruments are traded. Fair values for foreign exchange contracts are immaterial.

e Gain and losses on hedges

In February 2005, the Group recommenced hedging of foreign currency cash flow exposures with maturity of three months or less from forecast date. As at 31 March 2005, gross exposures totalling £22 million (2004: £nil) were hedged with forward foreign exchange contracts that were deemed to be 100% effective. Unrealised gains and losses were considered to be immaterial.

The Group has overseas subsidiaries that earn profits or incur losses in their local currencies. It is not the Group’s policy to hedge the exposures arising from the translation of these overseas results into Sterling.

29 Post balance sheet events

On 28 April 2005, BT announced that Marconi had not been selected as a preferred supplier for its 21CN project. Consequently Marconi has recognised the need to refocus its business and has undertaken a process of consultation with trade union and employee representatives on a proposed headcount reduction of up to 800 jobs in the UK.

In the year ending 31 March 2006, the Group expects the restructuring plan to achieve headcount and associated cost savings of approximately £36 million. In addition, the Group has identified further business cost reduction and efficiency gains from other initiatives, some of which were commenced in the year ended 31 March 2005. The restructuring cash costs are expected to be approximately £55 million including cash related to existing restructuring provisions. Of these cash costs, the Group expects to incur approximately £45 million in the year ending 31 March 2006. As a result the Group expects to achieve overall cost savings on an annualised basis of around £50 million. Around one half of this amount is expected to be realised in the year ending 31 March 2006.

Statistical information 2001 to 2005

Year ended 31 March

	2005		2004		2003		2002		2001
	£ million		£ million		£ million		£ million		£ million
Turnover
Group	1,337		1,558		2,002		4,310		6,653
Share of joint ventures	—		—		—		257		289
Total	1,337		1,558		2,002		4,567		6,942
Group operating (loss)/profit
Excluding goodwill amortisation and exceptional items(1)	1		(62)		(308)		(474)		732
Total	(99)		(241)		(729)		(6,115)		29
(Loss)/profit on ordinary activities before taxation
Excluding goodwill amortisation and exceptional items(1)	(30)		(187)		(599)		(674)		653
Total	(27)		(171)		(1,328)		(5,865)		(56)
Earnings/(loss) per share
Adjusted, excluding goodwill amortisation and exceptional items(1)	8.8	p	(54.2	)p	(86.0	)p	(114.0	)p	79.5	p
Basic	10.3	p	(61.4	)p	(199.6	)p	(1,060.0	)p	(48.0	)p
Diluted	9.7	p	(61.4	)p	(199.6	)p	(1,060.0	)p	(48.0	)p
Equity dividends	—		—		—		—		—
Per share	Nil		Nil		Nil		Nil		Nil
Retained profit/(loss)	21		(153)		(1,144)		(6,076)		(273)
Goodwill	301		436		597		877		5,395
Fixed assets	116		148		243		522		1,142
Investments	8		9		63		250		591
Stocks and contracts in progress	162		174		234		720		1,721
Debtors	392		393		613		1,504		2,735
Net monetary funds/(debt)(2)	297		214		(3,617)		(3,335)		(3,782)
	1,276		1,374		(1,867)		538		7,802
Liabilities(3)	(871)		(1,022)		(1,465)		(2,554)		(3,368)
	405		352		(3,332)		(2,016)		4,434
Financed by
Equity shareholders’ interests	404		350		(3,335)		(2,028)		4,419
Minority interests	1		2		3		12		15
	405		352		(3,332)		(2,016)		4,434

Notes

1. Excluding share of joint ventures.

2. Net monetary funds/(debt) are as described in note 24 to the accounts.

3. Liabilities include retirement benefit scheme surpluses and deficits.

Information for shareholders

Financial calendar

17 May 2005	Preliminary statement published for the year ended 31 March 2005.
3 August 2005	Quarterly results published for the quarter ended 30 June 2005.
29 September 2005	Annual report and accounts and notice of Annual General Meeting posted to shareholders.
3 November 2005*	Interim statement published for the six months ended 30 September 2005.
28 November 2005	Annual General Meeting.

* provisional date

UK taxation

Tax consequences of the reconstruction of The General Electric Company, p.l.c. and the merger of the MES business with British Aerospace plc in November 1999

For the purposes of UK taxation of chargeable gains, as a result of the reconstruction in November 1999, GEC shareholders received, in exchange for each GEC ordinary share:

•                  1 Marconi plc (now known as M (2003) plc) ordinary share

•                  0.428792819 new British Aerospace plc ordinary share

•                  13.542904p in nominal value of 7.45% unsecured capital amortising loan stock 2000/2003 of British Aerospace plc (CALS)

The calculation of the percentage of the base cost in GEC shares to be allocated to each element above is as follows:

•	Marconi plc (now known as M (2003 plc share)	82.7690871%

•	British Aerospace plc share	15.8827107%

•	CALS	1.3482022%

Tax consequences of receiving new shares and warrants as a result of the restructuring of the Marconi Group in May 2003 (the Restructuring)

The receipt of new ordinary shares of 5p each and warrants in Marconi Corporation plc will be treated as a part disposal of M (2003) plc shares on 19 May 2003, which may, depending on individual circumstances and the availability of applicable exemptions or reliefs, result in an allowable loss or a chargeable gain for the purposes of UK tax on capital gains.

The disposal will be treated as being for the market value of the shares and warrants received and the proportion of the base cost in the M (2003) plc shares which is allowed as a deduction from the disposal proceeds will be:

A/(A + B), where:

A = the market value of new shares and warrants; and

B = the market value of M (2003) plc shares immediately following the issue of the new shares and warrants.

The UK Inland Revenue has confirmed that the M (2003) plc shares were of negligible value immediately following the Restructuring and that, in the above calculation, B can be taken to be zero. Accordingly, shareholders will be able to deduct the full base cost of their M (2003) plc shares from the market value of the shares and warrants received. Based upon published UK Inland Revenue guidance on valuation, the market value of the shares and warrants received (i.e. A in the above calculation) should be calculated as follows:

•                  The market value of new shares

= 58.875p x the number of new shares received

plus

•                  The market value of warrants

= 25.5p x the number of warrants received.

It is expected that in the majority of cases, the part disposal will result in an allowable loss.

Shareholders who received new shares and warrants with a value of less than £3,000 should note that, under UK Inland Revenue practice, they can choose not to treat the receipt of the new shares and warrants as a part disposal of their M (2003) plc shares, but to deduct the value of the new shares and warrants from the base cost of their M (2003) plc shares. Any subsequent disposal of their M (2003) plc shares may result in a gain or loss depending on each shareholder’s individual circumstances.

The UK Inland Revenue has confirmed that there will be no charge to income tax on the receipt of new shares and warrants.

Notwithstanding that shareholders will be treated as making a part disposal of M (2003) plc shares for market value of the shares and, if applicable, warrants received, they will have no base cost in the new shares received. Shareholders may realise a chargeable gain on a sale of new shares for market value immediately following receipt. It is, however, anticipated that in the majority of cases the allowable loss arising on the part disposal would be sufficient to shelter this chargeable gain, although this is dependent on the particular circumstances of each shareholder.

The UK Inland Revenue has confirmed that the base cost of any warrants received will be their market value on issue.

Negligible value claims in relation to M (2003) plc shares

Such claims should not now be necessary, as the UK Inland Revenue has confirmed that B in the calculation described above equals zero. However, if a shareholder has elected to deduct the value of the new shares and warrants from its base cost in their M (2003) plc shares, rather than treating the receipt of new shares and warrants as a part disposal, a negligible value claim would constitute a disposal of the M (2003) plc shares.

Use of allowable losses

Any allowable loss realised by making a part disposal and validly notified to the UK Inland Revenue will be set off against any chargeable gains realised in the year in which the disposal is made and to the extent that this is not possible, the capital loss can be carried forward and set against chargeable gains arising in subsequent years. Notification of any capital loss to the UK Inland Revenue must be given within five years of 31 January following the shareholder’s year of assessment in which the effective date of the Restructuring (19 May 2003) falls.

It should be noted that in the case of an individual, the amount of the allowable loss will be set against any chargeable gains made in the relevant year of assessment before any annual exemption from capital gains tax (which was £8,200 for the 2004-05 tax year and was £7,900 for 2003-04) for that year is taken into account. Accordingly the benefit of the annual exemption would be lost save to the extent that the chargeable gains exceed the allowable losses.

Tax consequences of the one for five share consolidation of Marconi Corporation plc in September 2003

On 9 September 2003 the share capital of Marconi Corporation plc was consolidated, such that every five ordinary shares of 5p each were consolidated into one new ordinary share of 25p. Shareholders holding less than five shares of 5p each were paid the cash proceeds of the sale of their fractional entitlements.

Tax consequences of receiving new shares

For the purposes of UK taxation of chargeable gains, to the extent that new shares of 25p each were received as a result of the share consolidation, this should not be treated as a disposal of any existing shares in Marconi Corporation plc. The new shares are treated as the same asset as, and as having been acquired at the same time and at the same aggregate cost as, the holding of the existing shares from which they derived.

Tax consequences of receiving cash in respect of fractional entitlements

If only cash was received under the share consolidation, this is treated as a disposal of existing shares in Marconi Corporation plc. As a result, depending on individual circumstances, a chargeable gain or an allowable loss may be realised for tax purposes.

If cash and new shares of 25p each were received as a result of the share consolidation, under current UK Inland Revenue practice, the cash received can be treated as a deduction from any base cost in existing shares (but see below) rather than as consideration for a disposal of the existing shares representing such fractional entitlement.

If the existing Marconi Corporation plc shares held prior to the share consolidation were received on the Restructuring (see above), they will have no base cost and the practice referred to in the preceding paragraph will not apply. Any cash received will be treated as consideration for the disposal of existing shares representing such fractional entitlement and will give rise to a chargeable gain. However, in such circumstances any allowable loss realised on the Restructuring in respect of the M (2003) plc shares and other reliefs may be available to offset the gain.

Shareholder services

The Marconi registrar

Matters concerning share and warrant holdings in Marconi Corporation plc such as a change of address or replacement share certificate should be addressed to:

The Marconi Registrar
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Telephone: +44 (0) 870 702 0118
Facsimile: +44 (0) 870 703 6116
Website: www.computershare.com

Electronic shareholder communications

Shareholders who wish to register to receive shareholder communications electronically in the future can do so online by going to “Investors” on the Computershare Investor Services PLC website at www.computershare.com. When the Company chooses to make shareholder communications available electronically, those shareholders who have registered will be able to access shareholder communications, such as the annual report, and complete electronic proxy forms over the internet if they wish to do so.

Share dealing service

A share dealing service has been established in the UK with the Company’s registrar, Computershare Investor Services PLC.

A telephone dealing service is available from 8.00am to 4.30pm Monday to Friday excluding bank holidays, on telephone number +44 (0) 870 703 0084. Please ensure you have your Shareholder Reference Number (SRN) ready when making a call. The SRN appears on your share certificate/statement and details of the terms and conditions are available on request by phoning +44 (0) 870 702 0000.

A postal dealing service is also available. To request a dealing form (which includes details of the terms and conditions) contact Computershare Investor Services PLC on +44 (0) 870 702 0000.

An internet dealing service is also available for ordinary shares by going to “Investors” on the Computershare Investor Services PLC website at www.computershare.com

Shares held in the nominee service provided by Computershare, on behalf of certain UK resident shareholders, can only be traded using the above services.

The commission is 1% (0.5% for internet dealing service only), subject to a minimum charge of £15. In addition stamp duty, currently at the rate of 0.5% of the deal price, is payable on all purchases.

Please note, this is not a recommendation to buy, sell or hold shares in Marconi Corporation plc. If you are unsure of what action to take you should contact a financial advisor authorised under the Financial Services and Markets Act 2000. Please note that share values may go down as well as up, which may result in you receiving less than you originally invested.

In so far as this statement constitutes a financial promotion for the share dealing service provided by Computershare Investor Services PLC it has been approved by Computershare Investor Services PLC for the purpose of Section 21 (2) (b) of the Financial Services and Markets Act 2000 only. Computershare Investor Services PLC is authorised and regulated by the Financial Services Authority. Where this document has been received in a country where the provision of such a dealing service would be contrary to local laws or regulations, it should be treated as being for information purposes only.

American depositary receipts (ADR)

The Company has appointed The Bank of New York as its depositary in respect of its ADR programme. The contact details for The Bank of New York in the USA are as follows:

The Bank of New York

Investor Relations

PO Box 11258

Church Street Station

New York

NY 10286-1258

USA

Telephone: +1 888 BNY ADRS (US callers – toll free)

+1 (610) 382 7836

Email: shareowners@bankofny.com

Website: www.adrbny.com

Existing ADR holders should contact their broker, in the first instance, for information concerning their holdings.

Share, warrant and ADR price information

Marconi Corporation plc share, warrant and ADR prices are available on the Company’s website (www.marconi.com). Such share, warrant and ADR prices are quoted subject to a 20 minute delay. The share and warrant prices can also be obtained on Ceefax (UK only), and the share price only on Teletext (UK only) and the FT Cityline service, telephone number +44 (0) 906 843 3141 (calls charged at 60p per minute within the UK).

General enquiries

For enquiries relating to matters not mentioned above, please write to:

The Secretary

Marconi Corporation plc

New Century Park

PO Box 53

Coventry CV3 1HJ

or e-mail: shareholder.enquiries@marconi.com or telephone during normal office hours on +44 (0) 207 306 1394/1477.

Website

Further information about Marconi Corporation plc can be found at www.marconi.com

Unsolicited mail

Marconi Corporation plc, like other companies, is obliged by law to make its share register available upon request to other organisations provided that the organisations concerned pay the appropriate statutory fee. If shareholders in the UK wish to restrict the receipt of unsolicited mail they may like to contact The Mailing Preference Service by writing to Freepost 22, London W1E 7EZ or through their website: www.mpsonline.org.uk. The Mailing Preference Service can help shareholders have their names removed from certain kinds of lists.

ShareGift

In the UK shareholders with small holdings of shares or warrants, the value of which makes them uneconomic to sell, may donate them to ShareGift, the charity share donation scheme (Registered Charity Number 1052686). More details can be found on the ShareGift website at www.sharegift.org. To donate Marconi shares or warrants contact the Marconi registrar on 0870 702 0118 to obtain a ShareGift Transfer Form. There is currently no UK Capital Gains Tax (gain or loss) on donations of shares to a UK registered charity.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the ANNUAL GENERAL MEETING of Marconi Corporation plc will be held at Merchant Taylors’ Hall, 30 Threadneedle Street, London EC2R 8JB on Monday, 28 November 2005 at 11.30am. The business of the meeting will be:

Ordinary business

To consider and, if thought fit, pass the following resolutions which will be proposed as ordinary resolutions:

1.               To receive the Company’s accounts and the reports of the directors and the auditors thereon, for the year ended 31 March 2005. (Resolution 1)

2.               To approve the directors’ remuneration report for the year ended 31 March 2005. (Resolution 2)

3.               To reappoint Mr M K Atkinson as a director of the Company. (Resolution 3)

4.               To reappoint Mr M W J Parton as a director of the Company. (Resolution 4)

5.               To reappoint Deloitte & Touche LLP as auditors of the Company. (Resolution 5)

6.               To authorise the directors to determine the auditors’ remuneration. (Resolution 6)

Special business

7.               To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That:

(a)          in accordance with Article 7.1 of the Company’s Articles of Association, the directors be and they are generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the Act) to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to a maximum nominal amount of £17,458,071;

(b)         this authority shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution or, if earlier, on 31 December 2006; and

(c)          all previous unutilised authorities under section 80 of the Act shall cease to have effect (save to the extent that the same are exercisable pursuant to section 80(7) of the Act by reason of any offer or agreement made prior to the date of this resolution which would or might require relevant securities to be allotted on or after that date). (Resolution 7)

8.               To consider and, if thought fit, pass the following resolution as a special resolution:

That subject to passing resolution 7:

(a)          in accordance with Article 7.2 of the Company’s Articles of Association, the directors be and they are empowered pursuant to section 95 of the Act to allot equity securities wholly for cash;

(b)         the directors be given power to allot equity securities for cash within the meaning of section 94(3A) of the Act as if section 89(1) of the Act did not apply to any such allotment;

(c)          the powers under paragraph (a) above (other than in connection with a rights issue) and paragraph (b) above shall be limited to the allotment of equity securities having a nominal amount not exceeding in aggregate £2,600,000;

(d)         these authorities shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution or, if earlier, on 31 December 2006; and

(e)          all previous authorities under section 95 of the Act shall cease to have effect. (Resolution 8)

9.               To consider and, if thought fit, pass the following resolution as a special resolution:

That the Company be and is generally and unconditionally authorised for the purposes of section 166 of the Act to make one or more market purchases (within the meaning of the Act) on the London Stock Exchange of ordinary shares of 25p each in the capital of the Company (ordinary shares) on such terms and in such manner as the directors of the Company may from time to time determine, provided that:

(a)          the maximum aggregate number of ordinary shares authorised to be purchased under this authority is 20,900,000 (representing 10% of the Company’s issued ordinary share capital);

(b)         the maximum price which may be paid for an ordinary share purchased under this authority is an amount equal to 105% of the average of the middle market prices shown in quotations for ordinary shares in the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that ordinary share is purchased and the minimum price which may be paid is 25p per ordinary share (in each case exclusive of expenses and advance corporation tax (if any) payable by the Company);

(c)          unless previously renewed, varied or revoked this authority will expire at the conclusion of the next annual general meeting of the Company or, if earlier, 31 December 2006; and

(d)         the Company may make a contract or contracts to purchase ordinary shares under this authority before its expiry which will or may be executed in whole or partly after expiry of this authority. (Resolution 9)

10.         To consider and, if thought fit, pass the following resolution as a special resolution:

That the Articles of Association of the Company be and are hereby altered by the deletion of the text in Article 111 and its replacement with the word “deleted”. (Resolution 10)

By Order of the Board

Marconi Corporation plc

M A Skelly

Company Secretary

New Century Park, PO Box 53

Coventry CV3 1HJ

19 September 2005

Notes

(1).       For the purposes of Regulation 41 of the Uncertificated Securities Regulations 2001 the members entitled to attend and vote at the Meeting shall be those entered in the Company’s Register of Members at 11.30am on 26 November 2005. Any subsequent changes to the Register shall be disregarded in determining the rights of any person to attend and/or vote at the Meeting.

(2).       A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company. The enclosed form of proxy should be lodged with the Registrar not less than 48 hours before the time of the Meeting. The lodging of a proxy form will not preclude a member from subsequently attending and voting at the Meeting in person, in which case any votes of the proxy will be superseded. The form of proxy includes boxes for completion by shareholders who wish to withhold their votes.

(3).       CREST members who wish to appoint a proxy by utilising the CREST electronic proxy appointment service may do so for the Meeting by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer’s agent (ID 3RA50) by the latest time for receipt of proxy appointments specified at 2. above. For this purpose the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(4).       The vote on resolution 2 is an advisory vote and arises from the Directors’ Remuneration Report Regulations 2002.

(5).       Mr M K Atkinson and Mr M W J Parton were respectively reappointed to the Board in September 2003 and September 2002 and are required by the Articles of Association of the Company to be subject to reappointment not more than three years after their last reappointment. Mr Atkinson is the Senior Independent Director, Chairman of the Audit Committee and serves on the Nomination and Remuneration Committees. Mr Parton is the Group’s Chief Executive Officer. Their biographies are to be found on page 23.

(6).       Copies of the directors’ service contracts and the register of directors’ share interests will be available for inspection at the Registered Office of the Company during normal business hours on any weekday (except Saturday and public holidays) and at Merchant Taylors’ Hall, 30 Threadneedle Street, London EC2R 8JB from one hour prior to and during the Meeting.

(7).       Coffee and tea will be served from 10.30am to 11.25am and after the conclusion of the Meeting.

Glossary of terms

3G (Third Generation)

third-generation protocols in mobile telephony that support the much higher data rates needed for broadband and bandwidth-hungry applications such as full-motion video, videoconferencing and full internet access.

Access Networks	our fixed wireless access, Access Hub and narrowband access product activities.

ADSL (Asymmetric Digital Subscriber Line)	a technology that allows broadband data to be sent over existing copper telephone lines.

APAC	Asia Pacific.

ASTN (Automatic Switched Transport Network)	a technology that uses the GMPLS signalling protocol to set up and monitor edge-to-edge transport connections and restore faults automatically.

ATM (Asynchronous Transfer Mode)	a transfer mode in which the information is organised into fixed-length cells instead of variable length packets.

AXH (Access Hub)	our Access Hub platform.

AXR (Access Radio)	our Access Radio platform.

BBRS	our Broadband Routing and Switching business.

BXR-48000 (Broadband Switch Router)	our high-end switch-router platform.

CALA	Central and Latin America.

CPE (Customer Premises Equipment)	equipment located at the customer’s end of a telecommunication line, to provide an interconnect point.

CDMA (Code Division Multiple Access)	a form of wireless multiplexing, in which data can be sent over multiple frequencies simultaneously, optimising the use of available bandwidth.

Combined Code	the Combined Code on Corporate Governance appended to the Listing Rules.

(the) Company	Marconi Corporation plc.

Core	the designation given to the central portion of a network where all types of traffic come together in order to be transmitted to their intended destinations.

CWDM (Coarse Wave Division Multiplexing)	a type of multiplexing that uses lasers to overlay optical light channels in a pipe.

DSL (Digital Subscriber Line)	a high speed method to move data over a phone line.

DSLAM (Digital Subscriber Line Access Multiplexer)	equipment located at the network end of the customer access connection, providing Digital Subscriber Line (broadband) capabilities.

DWDM (Dense Wave Division Multiplexing)	a type of multiplexing that uses up to 160 different colours (also known as lambdas or channels) to provide high-capacity bandwidth across an optical fibre network.

Edge	the designation given to the outer limits of a network where end users typically enter the network in order to gain access to services and information.

EMEA	Europe, the Middle East and Africa.

Ethernet

the most widely installed local area network technology (using coaxial or suitable grades of twisted pair copper cable) that is now being deployed at higher speeds (using fibre-optic connectivity) in metropolitan-scale networks.

Ethernet line cards	a type of line card used in optical switches that allows traffic and services to be passed to end users via an Ethernet connection.

ETSI (European Telecommunications Standard Institute)	an independent, non-profit organisation, whose mission is to produce telecommunications standards for today and for the future.

FTTC (Fibre to the Curb) or FTTH (Fibre to the Home)	the installation and use of optical fibre cable directly to the curbs near homes or any business environment as a replacement for “plain old telephone service” (POTS).

Gbit/s	Gigabits per second, data rate nomenclature for billions (109) of bits per second.

GDA	General Domestic Appliances Holdings Limited which was sold in March 2002.

GMPLS (Generalized Multiprotocol Label Switching)	a proposed industry standard to simplify the creation and management of IP services over optical networks.

(the) Group	the Company together with its subsidiary undertakings.

GSM (Global System for Mobile communications)

the de facto 2G wireless telephone standard in Europe. It was designed to support voice, data, text messaging and cross-border roaming. GSM is a time division multiplex (TDM) system, implemented on 900, 1800 and 1900 MHz frequency bands.

Hiper Access	an ETSI wireless standard for broadband wireless access.

IC&M	our Installation, Commissioning and Maintenance business.

IEEE	Institute of Electrical and Electronics Engineers, Inc.

IFRS	International Financial Reporting Standards.

Impact SoftSwitch	our softswitch product.

IMS	Interactive Multi-media Subsystems.

IP (Internet Protocol)	a connectionless, best-effort packet switching protocol that offers a common layer over dissimilar networks.

Junior Notes	the guaranteed junior secured notes due 2008 issued by the Company as a part of the Restructuring.

LAN (Local Area Network)	a data network intended to serve an area of only a few square kilometres or less.

LIBOR	the London Inter-bank Offered Rate.

Listing Rules	the Listing Rules issued in the UK by the Financial Services Authority.

Loan Notes	the Junior Notes and the Senior Notes together, unless the context dictates otherwise.

M (2003) plc	the company formerly known as Marconi plc, that was the ultimate parent company of the Marconi Group until the effective date of the Restructuring.

MAN (Metropolitan Area Network)	a network designed to carry data over an area larger than a campus, such as an entire city and its outlying area.

Mbit/s	Megabits per second, data rate nomenclature for millions (106) of bits per second.

MDMS (Marconi Digital Multipoint System)	our broadband radio access platform delivering toll-quality voice, leased lines and Ethernet-based data traffic to multi-dwelling, small and medium enterprises.

MDRS (Marconi Digital Radio System)	our point-to-point wireless system for short-haul or long-haul access, feeder and backhaul applications operating over a frequency range of 4 to 38 GHz.

Metro	a network designed to carry data over an area larger than a campus, such as an entire city and its outlying area.

MPLS (Multiple Protocol Label Switching)	a way of making the best of IP and ATM technologies into one to create multiservice networks that carry any type of traffic.

MSAN (Multi-Service Access Node)

equipment located at the edge of the network that supports a wide range of customer access interfaces and protocols, designed to replace the functionality of individual access platforms such as DSLAMs.

NA	North America.

NAA	our former North American Access business, which was sold in February 2004.

Network Services	our network services businesses, mainly comprising our IC&M and
VAS businesses.

OCS (Optical Core Switch)	the generic industry designation that we use to describe our family of Core optical switches.

OPP	our former Outside Plant and Power business, which was sold in August 2004.

Optical Networks	our SDH and DWDM transmission equipment, and our network management systems business.

OTN (Optical Transport Network)	a series of proposed industry standards to boost network bandwidth by building more network functionality into optical networks.

PBX (Private Branch Exchange)	a private telephone exchange that transmits calls internally and to and from the public telephone network.

PSTN (Public Switched Telephone Network)	the international telephone system based on copper wires carrying analog voice data.

Restructuring, financial restructuring	the financial restructuring of the Group that took effect on 19 May 2003 pursuant to the schemes of arrangement of the Company and M (2003) plc.

R&D	research and development.

SDH (Synchronous Digital Hierarchy)	a transport technology using optical signals. Using a mesh/ring network topology, SDH transmits data using a point-to-point method that ensures reliability if a link is broken.

Senior Notes	the guaranteed senior secured notes due 2008 issued by the Company as a part of the Restructuring.

ServiceOn	our portfolio of carrier-class, open-standard network management products.

SIP (Session Initiation Protocol)	an open standard for establishing and managing multiparty, mixed-media communications sessions over converged networks.

Softswitch

software-based, carrier-class servers that control voice phone calls across circuit and packet-switched networks. The attraction softswitches hold is that they cost about a tenth of regular local phone switches, take up much less space, and have open interfaces that enable third-party vendors to write complex services to the switches’ control. They also enable completion of calls between circuit-switched and packet networks, enabling carriers to use a single network for voice and data traffic.

Strategic Communications	our former Strategic Communications business, which was sold in August 2002.

STRGL	our consolidated statement of total recognised gains and losses.

Tbit/s	Terabits per second, data rate nomenclature for trillions (1012) of bits per second.

TDM (Time Division Multiplexing)	a method of traditional digital multiplexing in which a signal occupies a fixed, repetitive time slot within a higher-rate signal.

UK GAAP

generally accepted accounting principles applicable in the UK, including Financial Reporting Standards and Statements of Standard Accounting Practice issued by the Accounting Standards Board, consistently applied and as in effect from time to time.

US GAAP	generally accepted accounting principles applicable in the US.

VAS	our Value Added Services business.

VDSL (Very high bit rate Digital Subscriber Line)

a DSL-based transmission method that sends data in the 13 Mbit/s –55 Mbit/s range over short distances, usually between 1,000 and 4,500 feet (300 – 1,500 metres), of twisted pair copper wire. The shorter the distance, the faster the connection rate.

ViPr (Virtual Presence)	our desktop video telephony platform that offers multi-party videoconferencing over IP networks.

VoIP (Voice over Internet Protocol)

a means to transport voice, video and data over a packet wide-area IP network. This does not mean using the public internet. Data is broken into packets and may be transported using different routes to be assembled into their correct order at the receiving end.

VPN (Virtual Private Network)	a private voice communications network built on public switching and transport facilities rather than dedicated leased facilities such as T1.

VTOA (Voice & Telephony Over ATM)	a single, integrated infrastructure that can manage and deliver all types of subscriber signals (audio, data, voice, and video) as well as switched and dedicated services reliably and efficiently.

WDM (Wavelength Division Multiplexing)	a type of multiplexing developed for use on optical fibre, that modulates each of several data streams onto a different part of the lights pectrum.

WiMAX (Worldwide Interoperability for Microwave Access)	the industry standard that defines point-to-point broadband wireless access.

xDSL (x Digital Subscriber Line)	a generic way to refer to all the different variations of DSL which can include symmetrical, asymmetrical, DSL Lite, etc.

Produced by Radley Yeldar (London)

Marconi Corporation plc
New Century Park
PO Box 53
Coventry
CV3 1HJ
United Kingdom
Telephone:  +44 (0)24 7656 2000
Facsimile:  +44 (0)24 7656 7000
www.marconi.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult a person authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your shares in Marconi Corporation plc, please send this letter at once to the purchaser or transferee or to the stockbroker, bank or other agent, through whom the sale was effected, for onward transmission to the purchaser or transferee.

Marconi Corporation plc
New Century Park
Coventry
CV3 1HJ
United Kingdom

19 September 2005

To the holders of ordinary shares in Marconi Corporation plc

Dear Shareholder

Participation of Senior Executives in the Marconi Corporation plc Annual Incentive Plan

In addition to the usual business to be conducted at the forthcoming Annual General Meeting (AGM), the notice for which is set out on pages 90 to 92 of the 2004–05 Annual Report and Accounts, the Remuneration Committee is proposing a change to the Company’s policy for executive remuneration by asking shareholders to agree to lift certain constraints which were put in place at the time of the financial restructuring in May 2003.

In May 2003, the Company’s creditors introduced an equity incentive plan, the Marconi Corporation plc Senior Management Share Option Plan (the Management Plan), to provide management with an incentive to reduce the Company’s debt and grow its market value. The Management Plan has been the only incentive plan for executive directors and senior executives of the Company since the financial restructuring.

Article 111 of the Company’s Articles of Association states that, without the prior approval of shareholders, participants in the Management Plan cannot be included in any other share or cash-based incentive until all the options granted at the initial operation of the Management Plan have either vested or lapsed. Furthermore, it was agreed that salaries would not increase in the first year after the financial restructuring.

Four of the five Management Plan targets have now been achieved. The fifth target requires the achievement of a market capitalisation of £1.5 billion. An award will become exercisable in respect of 30% of the shares subject to it (i.e. all of the shares subject to the fifth target) if this target is achieved by August 2007 and 20% of the shares if it is achieved between August 2007 and August 2008. The earliest potential exercise date is in August 2006.

The executive directors have voluntarily left unexercised 20% of each of the tranches of their options that they have been able to exercise to date, and have indicated that they intend to do the same for the remainder.

The Remuneration Committee now recommends to shareholders that the Company should adopt a more conventional reward structure in order to effect a smooth transition from the Management Plan, to help Marconi retain and motivate senior executives and to drive the achievement of results which maintain and grow shareholder value.

Registered in England No. 67307

Registered Office: New Century Park, PO Box 53, Coventry CV3 1HJ

To achieve this, the Remuneration Committee proposes at this time:

1.     to continue to set salaries that are competitive, and which reflect individual performance and value-contribution to the Company. In assessing competitiveness, the Remuneration Committee considers pay levels primarily across European companies in similar or adjacent sectors, companies of a similar size, companies with which Marconi competes for executive talent and pay levels generally across the Marconi Group; and

2.     by removing the restriction contained in Article 111 of the Company’s Articles of Association, to include participants in the Management Plan in the Company’s cash-based Annual Incentive Plan (AIP).  For executive directors, payments under the AIP would be based on Group financial performance of each financial year.  On target/maximum payment would be 80%/160% of basic salary.

The Remuneration Committee is not proposing the introduction of any new long-term share based incentive plans at this time but it recognises that such plans do form part of a normal incentive package for executive directors and senior executives.  Going forward, the Remuneration Committee will consider appropriate proposals for approval by shareholders at a general meeting.

The Remuneration Committee believes this proposal is in the interests of all shareholders and will help the Company to recruit, motivate and retain the managerial talent it needs for the future.  The Remuneration Committee unanimously recommends that shareholders vote in favour of resolution 10 in respect of this proposal, which will be implemented, subject to shareholder approval, after the conclusion of the AGM.

Yours sincerely

P C F Hickson
Chairman of the Remuneration Committee
19 September 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI CORPORATION PLC

Date: October 3, 2005	By:	/s/ M SKELLY
M Skelly
Company Secretary